SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT ON FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: Period March 30, 2006

ALUMINA LIMITED

ACN 004 820 419

Level 12, IBM Centre

60 City Road

Southbank, Victoria 3006

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K includes press releases of Alumina Limited made during the period February 1, 2005 to March 30, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALUMINA LIMITED

By:

Name:	Stephen Foster

Title:	Company Secretary

Date:	March 30, 2006

To:	The Manager
Announcements
Company Announcements Office
Australian Stock Exchange

Public Announcement 2006 – 4AWC

In accordance with Listing Rule 2.7 please find enclosed Appendix 3B, application for quotation of additional securities.

Stephen Foster
Company Secretary

17 March 2006

Alumina Limited

ABN 85 004 820 419

GPO Box 5411

Melbourne Vic 3001

Australia

Level 12 IBM Centre

60 City Road

Southbank Vic 3006

Australia

Tel +61 (0)3 8699 2600

Fax +61 (0)3 8699 2699

Email info@aluminalimited.com

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Alumina Limited

ABN

85 004 820 419

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares in Alumina Limited

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	2,534,600

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

The securities of 2,534,600 ordinary shares recorded above (2) arose from options that were exercised during the period.

Option exercise prices and expiry dates are described in Annexure “A” to this form.

4

Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•      the date from which they do

•      the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•      the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

Yes

5	Issue price or consideration	Refer Annexure “A”

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Exercising of options. Refer (3) above.

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Following allotment

		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	1,165,645,648	Fully paid ordinary shares in Alumina Limited

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	Refer Annexure “A”

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As per existing ordinary shares in Alumina Limited

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A

12	Is the issue renounceable or non-renounceable?	N/A

13	Ratio in which the +securities will be offered	N/A

14	+Class of +securities to which the offer relates	N/A

15	+Record date to determine entitlements	N/A

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A

17	Policy for deciding entitlements in relation to fractions	N/A

18

Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

N/A

19	Closing date for receipt of acceptances or renunciations	N/A

20	Names of any underwriters	N/A

21	Amount of any underwriting fee or commission	N/A

22	Names of any brokers to the issue	N/A

23	Fee or commission payable to the broker to the issue	N/A

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A

25	If the issue is contingent on +security holders’ approval, the date of the meeting	N/A

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A

28	Date rights trading will begin (if applicable)	N/A

29	Date rights trading will end (if applicable)	N/A

30	How do +security holders sell their entitlements in full through a broker?	N/A

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?	N/A

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A

33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☑	Securities described in Part 1

(b)	☐

All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐

If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37	☐	A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A

39	Class of +securities for which quotation is sought	N/A

40

Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•      the date from which they do

•      the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•      the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

N/A

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

		Number	+Class

42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)	N/A

Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•	Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•	We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

•	If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4	We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date: 17 March 2006
(~~Director~~/Company secretary)
Print name:	Stephen Foster

Details of Securities Issued

	Shares	Issue price		Share Capital
		$		$
	1,209,300		4.04		4,885,572
	1,325,300		5.02		6,653,006

Shares to be quoted	2,534,600				11,538,578

Details of Securities not quoted on the ASX

Unquoted securities as at 31 Dec 2004		Options Exercised	Options Lapsed	Options issued	Unquoted Securities As at 31 December 2005
1,209,300	employee options expiring 18/12/2005 exercisable at $4.04	1,209,300	0	0	0
3,296,400	employee options expiring 30/11/2006 exercisable at $5.02	1,325,300	0	0	1,971,100

4,505,700		2,534,600	0	0	1,971,100

Quoted Securities as at 31 December, 2004	1,163,111,048
Shares alloted	0
plus securities subject to this application for quotation	2,534,600

TOTAL SECURITIES TO BE QUOTED ON ASX	1,165,645,648

To:	The Manager
Announcements
Company Announcements Office
Australian Stock Exchange

Public Announcement 2006 – 5AWC

Please find attached, the following documents in relation to Alumina Limited’s 2006 Annual General Meeting to be held at 10.30am on Thursday 27 April 2006 at the Auditorium, Melbourne Exhibition Centre, 2 Clarendon Street Southbank, Victoria.

i)	Notice of Annual General Meeting

ii)	Proxy form

Stephen Foster
Company Secretary

24 March 2006

Alumina Limited

ABN 85 004 820 419

GPO Box 5411

Melbourne Vic 3001

Australia

Level 12 IBM Centre

60 City Road

Southbank Vic 3006

Australia

Tel +61 (0)3 8699 2600

Fax +61 (0)3 8699 2699

Email info@aluminalimited.com

Alumina Limited

Notice of Annual General Meeting	ABN 85 004 820 419 Registered office: Level 12, IBM Centre 60 City Road Southbank Victoria 3006 Australia

Notice is hereby given that the thirty-sixth Annual General Meeting of Alumina Limited will be held in the Auditorium, Melbourne Exhibition Centre, 2 Clarendon Street, Southbank, Victoria, Australia at 10.30am on Thursday, 27 April 2006.

Financial and Other Reports

1.	To receive and consider the Financial Report and the Reports of the Directors and of the Auditor for the year ended 31 December 2005.

Remuneration Report

2.	To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

“That the Remuneration Report for the year ended 31 December 2005 be adopted”.

Note – the vote on this resolution is advisory only and does not bind the Directors or the Company.

Re-election of Director

3.	To re-elect Mr D M Morley as a Director.

Mr Morley retires in accordance with the Company’s Constitution. Being eligible, Mr Morley offers himself for re-election.

Other business

4.	To transact any other business that may be legally brought forward.

By Order of the Board

Stephen C Foster Company Secretary Melbourne, Australia 21 March 2006

Item 2:	Remuneration Report

The Corporations Act 2001 (Cth) requires listed companies to provide information regarding the remuneration of directors and senior executives in a Remuneration Report, which forms part of the annual Directors’ Report. The Company’s Remuneration Report for the year ended 31 December 2005 is set out on pages 50 to 70 of the 2005 Concise Annual Report and is also available on Alumina’s website www.aluminalimited.com.

The Remuneration Report includes an explanation of the Company’s remuneration policy and the remuneration arrangements in place for directors and certain senior executives whose remuneration arrangements are required by law to be disclosed.

As required by the Corporations Act 2001 (Cth), a non-binding resolution to adopt the Remuneration Report is to be put to shareholders at the meeting. The vote on this resolution is advisory only and does not bind the Directors or the Company.

The Directors recommend that shareholders vote in favour of the resolution to adopt the Remuneration Report.

Item 3:	Re-election of Director

Donald M Morley, Independent Non-Executive Director, Aged 66

Mr Donald M Morley retires by rotation and, being eligible, offers himself for re-election. The personal particulars of Mr Morley are set out below.

Mr Morley was elected as a Director of Alumina Limited from the time of the demerger of WMC Limited in December 2002, and has been Chairman since that time. Mr Morley was the Director of Finance of WMC Limited until April 2001 and he retired from his executive duties with WMC in October 2002. Mr Morley is also a director of Iluka Resources Limited and SPARK Infrastructure Limited. Having been finance director of a substantial resource company, Mr Morley is an active and strong contributor to the Board on financial and operating performance. Mr Morley’s previous knowledge of the AWAC joint venture also enables him to bring a deep understanding of AWAC issues.

The Board recommends that shareholders vote in favour of the resolution to re-elect Mr Morley.

Entitlement to vote

In accordance with regulation 7.11.37 of the Corporations Regulations 2001 (Cth), the Company has determined that, for the purposes of the meeting, all shares in the Company will be taken to be held by the persons who held them as registered members at 7pm (Melbourne time) on 25 April 2006. All holders of ordinary shares in the Company at that time are entitled to vote at the meeting.

Voting

Members entitled to vote at the meeting can vote in any of the following ways:

•	by attending the meeting and voting in person or, in the case of corporate shareholders, by corporate representative; or

•	by appointing an attorney to attend and vote on their behalf; or

•	by appointing a proxy to attend and vote on their behalf, using the proxy form accompanying this Notice.

Voting in person or by corporate representative

Members entitled to vote who plan to attend the meeting are asked to arrive at the venue 30 minutes prior to the time designated for the meeting, if possible, so that the Company may check their shareholding against the Company’s share register and note attendances.

In order to vote in person at the meeting, a corporation which is a member may appoint an individual to act as its representative. The appointment must comply with the requirements of section 250D of the Corporations Act 2001 (Cth), meaning that the Company will require a Certificate of Appointment of Corporate Representative executed in accordance with the Corporations Act 2001 (Cth). The Certificate must be lodged with the Company before the meeting or at the registration desk on the day of the meeting. The Certificate will be retained by the Company.

If a Certificate is completed by an individual or a corporation under Power of Attorney, the Power of Attorney under which the Certificate is signed, or a certified copy of that Power of Attorney, must accompany the completed Certificate unless the Power of Attorney has previously been noted by the Company.

Voting by attorney

A member entitled to attend and vote at the meeting is entitled to appoint an attorney to attend the meeting on the member’s behalf. Each attorney will have the right to vote on a poll and also to speak at the meeting.

Page 0

An attorney need not be a member of the Company.

The Power of Attorney appointing the attorney must be duly executed and specify the name of each of the member, the Company and the attorney, and also specify the meetings at which the appointment may be used. The appointment may be a standing one.

To be effective, the Power of Attorney must also be received by the Company or the Share Registry in the same manner, and by the same time, as outlined below for proxy forms.

Voting by proxy

A member entitled to attend and vote at the meeting is entitled to appoint one or two proxies. Each proxy will have the right to vote on a poll and also to speak at the meeting.

A proxy need not be a member of the Company, and may be an individual or a body corporate. If a body corporate is appointed as a proxy, it must ensure that it appoints a corporate representative, in the same manner as outlined above in relation to appointments by members, in order to exercise its powers as proxy at the meeting.

A member wishing to appoint a proxy should use the form provided. If a member wishes to appoint two proxies, a request should be made to the Company’s Share Registry for an additional proxy form. Alternatively, proxy forms may be obtained by printing them off the Company’s website at www.aluminalimited.com. Replacement proxy forms can also be requested from the Share Registry.

Where two proxies are appointed, neither proxy may vote on a show of hands and, for the appointments to be effective, each proxy should be appointed to represent a specified proportion of the member’s voting rights. If the proxy appointments do not specify the proportion of the member’s voting rights that each proxy may exercise, each proxy may exercise half of the member’s votes.

If a proxy is not directed how to vote on an item of business, the proxy may vote, or abstain from voting, as that person thinks fit.

If a proxy is instructed to abstain from voting on an item of business, that person is directed not to vote on the member’s behalf on a show of hands or on a poll, and the shares the subject of the proxy appointment will not be counted in computing the required majority.

Members who return their proxy forms but do not nominate the identity of their proxy will be taken to have appointed the chairman of the meeting as their proxy to vote on their behalf. If a proxy form is returned but the nominated proxy does not attend the meeting, the chairman of the meeting will act in place of the nominated proxy and vote in accordance with the directions on the proxy form. Proxy appointments in favour of the chairman of the meeting or any director or the secretary of the Company which do not contain a direction will be used to vote in favour of the resolutions to be proposed at the meeting.

To be effective, proxy forms must be received, by post or by facsimile, at either the registered office of the Company, or at the Company’s Share Registry at:

Alumina Limited Share Registry

Computershare Investor Services Pty Limited

GPO Box 242

Melbourne Victoria 3001

Australia

Facsimile: +61 (0)3 9473 2555

by 10.30am (Melbourne time) on 25 April 2006. Proxy forms received after this time will be invalid.

The instrument appointing a proxy is required to be in writing under the hand of the appointor or of that person’s attorney and, if the appointor is a corporation, in accordance with the Corporations Act 2001 (Cth) or under the hand of an authorised officer or attorney. Where two or more persons are registered as a member, each person must sign the proxy form.

If a proxy form is completed by an individual or a corporation under Power of Attorney, the Power of Attorney under which the form is signed, or a certified copy of that Power of Attorney, must accompany the completed proxy form unless the Power of Attorney has previously been noted by the Company.

Shareholders’ questions to the Auditor

Shareholders may submit written questions to PricewaterhouseCoopers (PwC) to be answered at the meeting, provided the question is relevant to the content of PwC’s audit report or the conduct of its audit of the Company’s financial report for the year ended 31 December 2005.

Written questions must be received no later than 5.00pm (Melbourne time) on Wednesday, 19 April 2006. A list of qualifying questions will be made available to shareholders attending the meeting.

Any written questions to PwC should be sent to:

•	Computershare Investor Services Pty Ltd at the address on the enclosed reply paid envelope;

•	To the Company’s registered office – Level 12, 60 City Road, Southbank, Victoria, 3006;

•	By facsimile to +61 (0)3 8699 2699; or

•	By email to ken.dean@aluminalimited.com.

Contact details

Computershare Investor Services Pty Limited

Yarra Falls

452 Johnston Street

Abbotsford Victoria 3067 Australia

Telephone: +61 (0)3 9415 4027 or

1300 556 050 (for callers within Australia)

Facsimile: +61 (0)3 9473 2555

Email: web.queries@computershare.com.au

To:	The Manager
Announcements
Company Announcements Office
Australian Stock Exchange

Public Announcement 2006 – 7AWC

Attached, in accordance with Listing Rule 4.7, is a copy of Alumina Limited’s Financial Annual Report 2005 that will be distributed to shareholders today.

Stephen Foster
Company Secretary

24 March 2006

Alumina Limited

ABN 85 004 820 419

GPO Box 5411

Melbourne Vic 3001

Australia

Level 12 IBM Centre

60 City Road

Southbank Vic 3006

Australia

Tel +61 (0)3 8699 2600

Fax +61 (0)3 8699 2699

Email info@aluminalimited.com

Alumina Limited

(ABN 85 004 820 419)

AND CONTROLLED ENTITIES

FINANCIAL REPORT FOR THE YEAR ENDED

31 DECEMBER 2005

Alumina Limited and controlled entities

Financial report for the year ended 31 December 2005

The financial report covers both Alumina Limited as an individual entity and the consolidated entity of Alumina Limited and its subsidiaries. The financial report is presented in the Australian currency.

Alumina Limited is a company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:

Alumina Limited

Level 12, IBM Centre

60 City Road, Southbank

Victoria 3006

A description of the nature of the consolidated entity’s operations and its principal activities is included in the review of operations and activities on pages 11-23 and in the directors’ report on page 13, both of which are not part of this financial report.

The financial report was authorised for issue by the directors on 28 February 2006. The company has the power to amend and reissue the financial report.

Through the use of the internet, we have ensured that our corporate reporting is timely, complete, and available globally at minimum cost to the company. All press releases, financial reports and other information are available at our Shareholders’ Centre on our website: www.aluminalimited.com.

Alumina Limited and controlled entities

Income statements for the year ended 31 December 2005

		Consolidated Entity			Parent Entity
		$Million			$Million
	Notes	2005		2004	2005	2004
Revenue from continuing operations	4	4.0		8.9	416.9	156.8
Other income	5	—		44.5	—	14.1
General and administrative expenses		(10.2)		(8.7)	(10.2)	(7.8)
Other expenses	6	—		—	(26.2)	—
Finance costs	6(a)	(15.3)		(8.1)	(15.5)	(8.3)
Share of net profits of associates accounted for using the equity method	12(h)	337.1		283.5	—	—

Profit from continuing operations before income tax		315.6		320.1	365.0	154.8
Income tax expense	7(a)	—		(3.7)	—	(0.5)

Net profit attributable to members of Alumina Limited		315.6		316.4	365.0	154.3

Earnings per share for profit from continuing operations attributable to the ordinary equity holders of the Company:
Basic earnings per share	8	27.1	c	27.2c	—	—
Diluted earnings per share	8	27.1	c	27.2c	—	—

The above income statements should be read in conjunction with the accompanying notes.

Alumina Limited and controlled entities

Balance sheets as at 31 December 2005

		Consolidated Entity		Parent Entity
		$Million		$Million
	Notes	2005	2004	2005	2004
CURRENT ASSETS
Cash and cash equivalents	10	15.2	117.9	8.9	107.6
Receivables	11	0.5	0.8	0.2	0.6
Deferred tax assets		2.1	2.1	2.1	2.1
Other financial assets		0.5	—	0.5	—

Total current assets		18.3	120.8	11.7	110.3

NON-CURRENT ASSETS
Investments accounted for using the equity method	12	1,994.9	1,702.1	1,037.7	717.7
Other financial assets	13	—	—	837.1	784.6
Property, plant and equipment	14	0.3	0.3	0.3	0.3

Total non-current assets		1,995.2	1,702.4	1,875.1	1,502.6

TOTAL ASSETS		2,013.5	1,823.2	1,886.8	1,612.9

CURRENT LIABILITIES
Payables	15	3.1	2.4	3.1	2.3
Interest-bearing liabilities	16	478.7	397.9	478.7	397.9
Provisions	17	0.1	0.1	0.1	0.1
Other		1.2	10.7	1.1	2.1

Total current liabilities		483.1	411.1	483.0	402.4

NON-CURRENT LIABILITIES
Payables	18	—	—	181.6	132.4
Provisions	19	0.2	0.2	0.2	0.2

Total non-current liabilities		0.2	0.2	181.8	132.6

TOTAL LIABILITIES		483.3	411.3	664.8	535.0

NET ASSETS		1,530.2	1,411.9	1,222.0	1,077.9

EQUITY
Parent entity interest:
Contributed equity	20	415.7	404.1	415.7	404.1
Treasury shares	22(f)	(0.6)	(0.6)	—	—
Reserves:
- Group		41.4	52.6	241.0	240.7
- Associates	12(d)	37.5	2.4	—	—
Retained profits:
- Group	22	608.7	441.5	565.3	433.1
- Associates	12(c)	427.5	511.9	—	—

TOTAL EQUITY		1,530.2	1,411.9	1,222.0	1,077.9

The above balance sheets should be read in conjunction with the accompanying notes.

Alumina Limited and controlled entities

Statements of changes in equity for the year ended 31 December 2005

		Consolidated Entity		Parent Entity
		$Million		$Million
	Notes	2005	2004	2005	2004
Total equity at the beginning of the year		1,411.9	1,307.0	1,077.9	1,137.1

Adjustment on adoption of AASB 2, net of tax, to Reserves	22(c)	(0.2)	1.6	0.3	0.3
Adjustment on adoption of AASB 139, net of tax to Reserves	22(b)	35.6	—	—	—
Exchange differences on translation of foreign operations	22(a)	(11.5)	1.3	—	—

Net income recognised directly in equity		23.9	2.9	0.3	0.3
Profit from continuing operations after income tax		315.6	316.4	365.0	154.3

Total recognised income and expense for the year		339.5	319.3	365.3	154.6

Transactions with equity holders in their capacity as equity holders:
Contributions of equity, net of transaction costs		11.6	19.3	11.6	19.3
Treasury shares		—	(0.6)	—	—
Dividends provided for or paid		(232.8)	(233.1)	(232.8)	(233.1)

		(221.2)	(214.4)	(221.2)	(213.8)

Total equity at the end of the financial year		1,530.2	1,411.9	1,222.0	1,077.9

The above statements of changes in equity should be read in conjunction with the accompanying notes.

Alumina Limited and controlled entities

Cash Flow Statements for the year ended 31 December 2005

	Notes	Consolidated Entity		Parent Entity
		$Million		$Million
		2005	2004	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES
Payments to suppliers and employees (inclusive of goods and services tax)		(14.3)	(13.5)	(12.6)	(12.6)
GST refund received		0.5	0.3	0.5	0.3
Dividends received from associates		95.9	160.4	91.6	148.0
Interest received		4.5	8.6	4.5	8.6
Interest paid		(14.3)	(7.8)	(14.3)	(7.8)
Income taxes refunded/(paid)		0.1	0.5	—	(0.2)
Other		(0.4)	—	—	—

Net cash inflow from operating activities	23(a)	72.0	148.5	69.7	136.3

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of Specialty Chemicals Business		—	109.0	—	—
Proceeds from share of premium reduction in associates		—	2.0	—	—
Loans to controlled entities		—	—	—	(41.1)
Payments for investment in associates		(8.2)	(41.1)	—	—
Other		—	3.5	—	(2.5)

Net cash (outflow)/inflow from investing activities		(8.2)	73.4	—	(43.6)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issues of shares		11.6	19.3	11.6	19.3
Proceeds from borrowings		52.8	10.1	52.8	139.8
Repayment of borrowings		—	(64.7)	—	(64.7)
Dividends paid		(232.8)	(233.1)	(232.8)	(233.1)

Net cash outflow from financing activities		(168.4)	(268.4)	(168.4)	(138.7)

Net decrease in cash and cash equivalents		(104.6)	(46.5)	(98.7)	(46.0)
Cash and cash equivalents at the beginning of the financial year		117.9	165.3	107.6	153.6
Effects of exchange rate changes on cash and cash equivalents		1.9	(0.9)	—	—

Cash and cash equivalents at the end of the financial year	10(a)	15.2	117.9	8.9	107.6

The above cash flow statements should be read in conjunction with the accompanying notes.

Alumina Limited and controlled entities

Notes to and forming part of the financial statements for the year ended 31 December 2005

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. The financial report includes separate financial statements for Alumina Limited as an individual entity and the consolidated entity consisting of Alumina Limited and its subsidiaries.

(a)	BASIS OF PREPARATION

This general purpose financial report has been prepared in accordance with Australian equivalents to International Financial Reporting Standards (A-IFRS), other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the Corporations Act 2001.

Application of AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards

These financial statements are the first Alumina Limited financial statements to be prepared in accordance with A-IFRS. AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards has been applied in preparing these financial statements.

Financial statements of Alumina Limited until 31 December 2004 had been prepared in accordance with previous Australian Generally Accepted Accounting Principles (AGAAP). AGAAP differs in certain respects from A-IFRS. When preparing Alumina Limited 2005 financial statements, management has amended certain accounting, valuation and consolidation methods applied in the AGAAP financial statements to comply with A-IFRS. With the exception of financial instruments, the comparative figures in respect of 2004 were restated to reflect these adjustments. The Group has taken the exemption available under AASB 1 to only apply AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement from 1 January 2005.

Reconciliations and descriptions of the effect of transition from previous AGAAP to A-IFRS on the Group’s equity and its net income are given in Note 34.

Historical cost convention

These financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets and liabilities including derivative instruments at fair value through profit and loss.

Critical accounting estimates

The preparation of financial statements in conformity with A-IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 3.

(b)	PRINCIPLES OF CONSOLIDATION

(i)	Subsidiaries

The consolidated financial report is prepared on a consolidated entity basis for Alumina Limited (parent entity) and the entities it controls (controlled entities). A-IFRS defines controlled entities as existing where the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities, generally accompanying a shareholding of more than one-half of the voting rights. All material controlled entities in the consolidated entity are companies. The economic entity consisting of Alumina Limited and its controlled entities is referred to in the financial report as ‘the Group’. In preparing the consolidated financial statements, the effects of all transactions between entities within the Group are eliminated in full, including unrealised profits and losses on transactions with associates accounted for on an equity basis.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group.

Where control of an entity is obtained during a financial year, its results are included in the consolidated income statement from the date on which control commences. Where control of an entity ceases during a financial year, its results are included for that part of the year during which control existed.

Minority interests in the results and equity of subsidiaries are shown separately in the consolidated income statement and balance sheet respectively.

Alumina Limited and controlled entities

Notes to and forming part of the financial statements for the year ended 31 December 2005

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(ii)	Associates

Associates are those entities over which the consolidated entity exercises significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for in the financial statements of the parent entity using the cost method and in the consolidated financial statements using the equity method of accounting, after initially being recognised at cost. The consolidated entity’s investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition.

The Group’s share of its associates’ post acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. Dividends receivable from associates are recognised in the parent entity’s income statement, while in the consolidated financial statements they reduce the carrying amount of the investment.

When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

The Group uses the cost method to account for any entities of which it holds less than 20% ownership.

(c)	INCOME TAX

The income tax expense or revenue for the period is the tax payable on the current period’s taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements, and changes attributable to unused tax losses.

Deferred tax assets and liabilities are recognised for temporary differences using the balance sheet liability method, at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those tax rates which are enacted or substantively enacted for each jurisdiction. The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax assets or liabilities. An exception is made for certain temporary differences arising from the initial recognition of an asset or a liability. No deferred tax asset or liability is recognised in relation to these temporary differences if they arose in a transaction, other than a business combination, that at the time of the transaction did not affect either accounting profit or taxable profit or loss.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

Additional income taxes that arise from the distribution of dividends are recognised at the same time as the liability to pay the related dividend.

Tax consolidation legislation

Alumina Limited and its wholly-owned Australian controlled entities have implemented tax consolidation under the applicable legislation as of 1 January 2004.

The head entity, Alumina Limited, and the controlled entities in the tax consolidated Group continue to account for their own current and deferred tax amounts. These tax amounts are measured using the separate tax payer within Group approach.

In addition to its own current and deferred tax amounts, Alumina Limited also recognises the current tax liabilities (or assets) and the deferred tax assets arising from unused tax losses and unused tax credits assumed from controlled entities in the tax consolidated Group.

Assets and liabilities arising under tax funding agreements with the tax consolidated entities are recognised as amounts receivable from or payable to other entities in the Group. Details of the tax funding agreement are disclosed in Note 7.

Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreement are recognised as a contribution to (or distribution from) wholly-owned tax consolidated entities.

The company completed a detailed review of the tax bases and carrying value of its investment in associates and concluded that recognition of deferred taxes was not required at transition.

Alumina Limited and controlled entities

Notes to and forming part of the financial statements for the year ended 31 December 2005

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(d)	FOREIGN CURRENCY TRANSLATION

Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Australian dollars, which is Alumina Limited’s functional and presentation currency.

Transactions and balances

Foreign currency transactions are initially translated into Australian currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

Controlled foreign entities

The results and financial position of all the Group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•	income and expenses for each income statement are translated at average rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

•	all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to the translation reserve in shareholders’ equity. When a foreign operation is sold or borrowings are repaid, a proportionate share of such exchange differences are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

(e)	PROPERTY, PLANT AND EQUIPMENT

Owned Assets

Items of property, plant and equipment are stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Leased Assets

The company leases office facilities under an operating lease agreement. Payments made under this agreement are recognised in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognised in the income statement as an integral part of the total lease expense over the term of the lease.

(f)	RECEIVABLES

All trade debtors are recognised at amortised cost less provision for doubtful debts, which in practice will equal the amounts receivable upon settlement. Collectability of trade debtors is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for doubtful receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the income statement.

(g)	CASH AND CASH EQUIVALENTS

Cash and cash equivalents comprise cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

(h)	IMPAIRMENT OF ASSETS

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

Alumina Limited and controlled entities

Notes to and forming part of the financial statements for the year ended 31 December 2005

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(i)	ACQUISITION OF ASSETS

The purchase method of accounting is used for all acquisitions of assets (including business combinations) regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, equity instruments issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is their published market price as at the date of exchange, unless the published market price is an unreliable indicator of fair value and other evidence and valuation methods provide a more reliable measure of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill (refer to Note 1(j). If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

(j)	INTANGIBLE ASSETS

Goodwill

Business combinations prior to 1 January 2004

Alumina has elected not to apply AASB 3 Business Combinations retrospectively to business combinations that occurred before the date of transition to A-IFRS (1 January 2004). Alumina has applied the same classification as used under its previous GAAP financial report. There were no assets and liabilities recognised under previous GAAP that did not qualify for recognition as an asset or liability under A-IFRS. There were no resulting changes in the subsequent measurement of some assets and liabilities on the transition to A-IFRS. The carrying amount of goodwill in the opening A-IFRS balance sheet is its carrying amount under previous GAAP at the date of transition to A-IFRS. There were no adjustments required to goodwill in the opening A-IFRS balance sheet.

Business combinations since 1 January 2004

Goodwill represents the excess of the cost of an acquisition over the fair value of the net identifiable assets of the acquired subsidiary/associate at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates is included in investments in associates.

Goodwill acquired in business combinations is not amortised. Instead, goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing.

Negative goodwill arising on an acquisition is recognised directly in profit or loss.

(k)	DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT

Depreciation is calculated on a straight line basis to write off the net cost of each item of property, plant and equipment (excluding land and investment properties) over its expected useful life to the consolidated entity.

Office furniture	8 years
Computers and other office equipment	4 years

(l)	BORROWINGS

Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the amortised cost (net of transaction costs) and the redemption amount is recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Alumina Limited and controlled entities

Notes to and forming part of the financial statements for the year ended 31 December 2005

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(m)	BORROWING COSTS

Borrowing costs comprise interest payable on borrowings calculated using the effective interest rate method and certain foreign exchange differences arising from foreign currency borrowings. Borrowing costs incurred for the construction of any qualifying asset are capitalised during the time required to complete and prepare the asset for its intended use or sale. Other borrowing costs are expensed.

(n)	TRADE AND OTHER PAYABLES

These amounts represent liabilities for goods and services provided to the consolidated entity prior to the end of the financial year and which are unpaid. These amounts are unsecured and are usually paid within thirty days of recognition.

(o)	REVENUE

Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of returns, trade allowances and duties and taxes paid.

Interest income is recognised in the income statement as it accrues, using the effective interest method. Dividend income is recognised in the income statement on the date the entity’s right to receive payments is established.

(p)	EMPLOYEE BENEFITS

(i)	Salaries and annual leave

Liabilities for salaries and annual leave are recognised in current provisions (i.e. expected to be settled in 12 months), and are measured as the amount unpaid at reporting date at expected pay rates in respect of employees’ services up to that date, including related on-costs.

(ii)	Long service leave

Long service leave is an additional form of compensated leave to which Australian employees become entitled after a qualifying period of generally ten years of continuous service. It accrues at the rate of 1.3 weeks leave per year of service.

A liability for long service leave is recognised in non current provisions (i.e. not expected to be settled within 12 months), and is measured as the present value based on expected pay rates in respect of services provided by employees up to the reporting date. A discount rate equalling the yield at the balance sheet date on government bonds that have maturity dates approximately to the terms of the Group’s obligations is used.

(iii)	Share-based payments

Shares options granted before or after 7 November 2002 and vested before 1 January 2005

No expense is recognised in respect of these options. The shares are recognised when the options are exercised and the proceeds received allocated to share capital.

Shares options granted after 7 November 2002 and vested after 1 January 2005

The fair value of options granted is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the employees become unconditionally entitled to the options.

The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the vesting and performance criteria, the impact of dilution, the non-tradeable nature of the option, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

Upon the exercise of options, the balance of the share-based payments reserve relating to those options is transferred to share capital.

The market value of shares issued to employees for no cash consideration under the employee share scheme is recognised as an employee benefits expense with a corresponding increase in equity when the employees become entitled to the shares.

Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimate of the number of options that are expected to become exercisable. The employee benefit expense recognised each period takes into account the most recent estimate.

(iv)	Superannuation

Since 27 July 2001, all employer contributions and ongoing management of employees’ superannuation entitlements have been managed by the WMC Superannuation Plan, an independently managed sub-plan of the Plum Superannuation Fund, except where the relevant employees elect for those contributions to be paid to an alternate fund. Alumina employees are members of a sub-plan of the WMC Superannuation Plan, created specifically for Alumina. The plan is an accumulation category plan which offers a minimum company contribution (subject to certain cashing out options and legislation) of 9 per cent of basic salary to each member’s account. Members also have the option to make voluntary contributions to their account. Employer contributions to these funds are recognised as an operating cost.

Alumina Limited and controlled entities

Notes to and forming part of the financial statements for the year ended 31 December 2005

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(v)	Defined Benefit Plans

Alumina Limited’s associates have defined benefit plans in place. The associates’ net obligation in respect of defined benefit plans, is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value, and the fair value of any plan assets is deducted.

The discount rate is the yield at the balance sheet date on government bonds that have maturity dates approximating the terms of the associated entity’s obligations. The calculation is performed by a qualified actuary using the projected unit credit method.

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognised as an expense in the income statement on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in the income statement.

All actuarial gains and losses are recognised in earnings of the associates.

When the calculation results in plan assets exceeding liabilities to the Group, the recognised asset is limited to the net total of any unrecognised actuarial losses and past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

Past service cost is the increase in the present value of the defined benefit obligation for employee services in prior periods, resulting in the current period from the introduction of, or changes to, post-employment benefits or other long-term employee benefits. Past service costs may either be positive (where benefits are introduced or improved) or negative (where existing benefits are reduced).

(q)	DERIVATIVES

From 1 January 2004 to 31 December 2004

The Group has taken the exemption available under AASB 1 to apply AASB 132 and AASB 139 from 1 January 2005. The Group has applied previous AGAAP in the comparative information on financial instruments within the scope of AASB 132 and AASB 139.

Adjustments on transition date: 1 January 2005

The nature of the main adjustments to make this information comply with AASB 132 and AASB 139 are that derivatives are measured on a fair value basis. Changes in fair value are either taken to the income statement or an equity reserve. At the date of transition changes in the carrying amounts of derivatives are taken to retained earnings or reserves, depending on whether the criteria for hedge accounting are satisfied at the transition date.

From 1 January 2005

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value. The method of recognising gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an outgoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in fair value or cash flows of hedged items.

Cash flow hedge

The portion of a gain or loss on an instrument used to hedge a net investment in a foreign operation that is determined to be an effective hedge is recognised directly in equity. The ineffective portion is recognised immediately in the income statement.

Embedded Derivatives

Under A-IFRS, sale and purchase contracts may be considered to have financial derivative instruments embedded within them. This occurs when future transactions under such contracts are to be executed at prices which will depend on the market prices at the time of specified financial instruments which themselves are not closely related to the commodities which are the subjects of the contracts. AWAC has in place a number of long term contracts for the purchase of energy which have within their pricing formulae mechanisms to vary the price depending on the LME aluminium price at the time. Such contracts are considered to have embedded derivatives. A-IFRS requires the future purchases under these contracts to be marked-to-market at each balance date on the basis of the then-current best indicator of future LME aluminium price over the remaining terms of the contracts. The embedded derivative in relevant AWAC contracts has been assessed and marked to market on the balance date. Changes in the mark to market valuation from the opening of the period to the balance date are accounted for as gains or losses, as appropriate, in the accounts of the relevant AWAC entity. Alumina Limited accounts for its share of such transactions within its equity share of net profits of associates.

Alumina Limited and controlled entities

Notes to and forming part of the financial statements for the year ended 31 December 2005

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(r)	DIVIDENDS

Provision is made for the amount of any dividend declared on or before the end of the financial year but not distributed at balance date.

(s)	EARNINGS PER SHARE

(i)	Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year.

(ii)	Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

(t)	SEGMENT REPORTING

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different to those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different from those of segments operating in other economic environments.

(u)	PROVISIONS

Provisions for legal claims and service warranties are recognised when: the Group has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

AWAC is required to rehabilitate bauxite mines and refineries upon cessation of operations.

Closedown and restoration costs include the costs of dismantling and demolition of infrastructure or decommissioning, the removal of residual material and the remediation of disturbed areas. Closedown and restoration costs are provided for in the accounting period when the obligation arising from the related disturbance occurs, whether this occurs during the mine development or during the production phase, based on the net present value of estimated future costs.

The costs are estimated on the basis of a closure model. The cost estimates are calculated annually during the life of the operation to reflect known developments, and are subject to regular reviews.

The amortisation or unwinding of the discount applied in establishing the net present value of provisions is charged to the profit and loss account in each accounting period. The amortisation of the discount is shown as a financing item. Other movements in the provisions for closedown and restoration costs, including those resulting from new disturbance, updated cost estimates, changes to lives of operations and revisions to discount rates are capitalised within fixed assets. These costs are then depreciated over the lives of the assets to which they relate.

Where rehabilitation is conducted systematically over the life of the operation, rather than at the time of closure, provision is made for the outstanding continuous rehabilitation work at each balance date. All costs of continuous rehabilitation work are charged to the provision as incurred.

(v)	CONTRIBUTED EQUITY

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or options, or for the acquisition of a business, are not included in the cost of the acquisition as part of the purchase consideration.

Alumina Limited and controlled entities

Notes to and forming part of the financial statements for the year ended 31 December 2005

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(w)	NEW ACCOUNTING STANDARDS AND UIG INTERPRETATIONS

The standards issued as at 31 December 2005 which are not yet mandatory are:

i)	AASB 7:	Financial Instruments – Disclosures

ii)	AASB 2005-1:	Amendments to AASB 139: cash flow hedge accounting of forecast intra-group transactions

iii)	AASB 2005-4:	Amendments to AASB 139, 132, 1, 1023, and 1038 – fair value option

iv)	AASB 2005-6:	Amendments to AASB 3 – business combinations involving entities under common control

v)	AASB 2005-9:	Amendments to AASB 4, 1023, 139, 142

vi)	AASB 2005-10:	Amendments to AASB 132, 101, 114, 117, 133, 139, 1, 4, 1023 and 1028 – consequential amendments arising as a result of the release of AASB 7

vii)	AASB 2006-1:	Amendments to AASB 121 – clarification regarding monetary items forming part of the net investment in a foreign operation

viii)	UIG 4:	Determining whether an asset contains a lease

ix)	UIG 5:	Rights to interests from decommissioning restoration and environmental rehabilitation funds.

Alumina Limited has not yet adopted these new standards, nor has their impact on the group been fully assessed.

(x)	ROUNDING OF AMOUNTS

The company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities & Investments Commission (ASIC), relating to the ‘rounding off’ of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest hundred thousand dollars, or as otherwise indicated.

2.	FINANCIAL RISK MANAGEMENT

The Group’s activities expose it to a variety of financial risks including market risk, credit risk and interest rate risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group.

Risk management is carried out by the Chief Financial Officer under policies approved by the Board of Directors.

(a)	Market risk

(i)	Foreign exchange risk

Foreign exchange risk arises when future commercial transactions and recognised assets and liabilities are denominated in a currency that is not the entity’s functional currency. The Group manages this risk by borrowing in US dollars to provide a hedge for its US dollar denominated assets.

The Group operates internationally and is exposed to foreign exchange risk arising from exposures to various currencies, especially to the US dollar. The Group does not hedge its exposures other than through the near-term forward purchase of currency to meet operating requirements.

(ii)	Price risk

The Group is exposed to commodity price risk through its investment in the AWAC joint venture. AWAC manages commodity price risk through long-term purchase contracts for some input costs. Energy price risk is managed through short-term commodity hedges. AWAC does not hedge its Aluminium price risk.

(b)	Credit risk

The Group has a significant concentration of credit risk to companies controlled by Alcoa Inc. This concentration is accepted as a consequence of the Group’s participation in the AWAC joint venture. The Group has policies in place to ensure that sales of products and services are made to customers with an appropriate credit history. Derivative counterparties and cash transactions are limited to financial institutions of high credit quality. The Group has policies that limit the amount of credit exposure to any one financial institution.

(c)	Cash flow and fair value interest rate risk

The Group’s interest-rate risk arises from short-term borrowings. When managing interest rate risk, the Group seeks to reduce the overall cost of funds. A preference for floating rate exposure is sought by the Group.

(d)	Liquidity risk

Prudent liquidity management requires maintaining sufficient cash and credit facilities to ensure the Group’s commitments and plans can be met. This is managed by maintaining committed undrawn credit facilities to cover reasonably expected forward cash requirements.

Alumina Limited and controlled entities

Notes to and forming part of the financial statements for the year ended 31 December 2005

3.	CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Embedded derivatives

The Group has recognised a liability for derivative financial instruments through its equity investment in AWAC in accordance with AASB 139. In the determination of the fair value of this liability, AWAC has applied management estimates for long term commodity prices.

Retirement benefit obligations

The Group recognised a net liability for retirement benefit obligations under the defined superannuation arrangements, through its investment in AWAC. All plans are valued in accordance with AASB 119. These valuations require actuarial assumptions to be made.

Asset retirement obligations

The estimated costs of rehabilitating mined areas and restoring operating sites is reviewed annually and fully provided at the present value. The amount of obligations recognised includes the costs of mined areas and residue areas rehabilitation and reclamation, plant closure and subsequent monitoring of the environment. Where rehabilitation and remediation is anticipated to occur within the next 12 months the provision is carried as a current liability. Any outflow greater than 12 months is held as a non-current liability.

For mine reclamation and residue areas the asset retirement obligations are based on detailed studies of useful lives. The provisions have been estimated using existing technology, at current prices inflated by estimated future CPI and discounted at a rate appropriate for the asset location.

	Notes		Consolidated Entity		Parent Entity
			$Million		$Million
			2005	2004	2005	2004
4. REVENUE
From continuing operations
Other revenue
Dividends received from associates			—	—	411.6	148.0
Interest received/receivable			4.0	8.9	5.3	8.8

Total revenue			4.0	8.9	416.9	156.8

5. OTHER INCOME
Net gain on sale of investments in Specialty Chemical assets			—	43.4	—	—
Foreign exchange gains			—	1.1	—	14.1

Total other income			—	44.5	—	14.1

6. EXPENSES
Profit before income tax includes the following specific expenses:
Depreciation on plant and equipment			—	0.1	—	0.1
Finance costs	6	(a)	15.3	8.1	15.5	8.3
Contributions to the superannuation fund:
-accumulation category			0.2	0.2	0.2	0.2
Operating lease rentals			0.1	0.1	0.1	0.1
Foreign exchange losses			—	—	26.2	—

(a) Finance costs
Interest and finance charges paid/payable:
- unrelated corporations			15.3	8.1	15.3	8.1
- related corporations			—	—	0.2	0.2

			15.3	8.1	15.5	8.3

Interest received/receivable:
- unrelated corporations			(4.0)	(8.9)	(4.0)	(8.8)
- related corporations			—	—	(1.3)	—

	4		(4.0)	(8.9)	(5.3)	(8.8)

Net finance cost/(income)			11.3	(0.8)	10.2	(0.5)

Alumina Limited and controlled entities

Notes to and forming part of the financial statements for the year ended 31 December 2005

7.	INCOME TAX EXPENSE

	Consolidated Entity		Parent Entity
	$Million		$Million
	2005	2004	2005	2004
(a) Income tax expense
Current tax	—	(1.7)	—	—
Deferred tax	—	(2.0)	—	(2.4)
(Under)/over provided in prior years	—	—	—	1.9

	—	(3.7)	—	(0.5)

Income tax expense is attributable to:
Profit from continuing operations	—	(3.7)	—	(0.5)

Aggregate income tax expense for the year	—	(3.7)	—	(0.5)

(b) Numerical reconciliation of income tax expense to prima facie tax payable
Profit from continuing operations before income tax expense	315.6	320.1	365.0	154.8
Shortfall/(excess) of dividends received/receivable over equity share of profits	78.8	(123.1)	—	—

Profit from continuing operations before income tax expense	394.4	197.0	365.0	154.8

Prima facie tax expense at the rate of 30% (2004 – 30%)	(118.3)	(59.1)	(109.5)	(46.4)

The following items caused the total charge for income tax to vary from the above:
Rebateable and exempt dividends	415.9	160.4	411.6	148.0
Exchange (losses)/gains	—	—	—	13.6
Non-assessable capital gains	—	43.4	—	—
Tax losses not recognised	(6.3)	—	(31.4)	—
Expenses which are either non-deductible or against which no income was earned to claim a deduction	(15.2)	(8.2)	(15.2)	(8.2)

Net movement	394.4	195.6	365.0	153.4

Tax effect of the above adjustments at 30% (2004: 30%)	118.3	58.7	109.5	46.0
Attribution income tax on Specialty Chemical asset sale	—	(4.0)	—	—
Withholding tax	—	(1.1)	—	—
Tax losses from prior years brought to account	—	1.8	—	1.8
Over provision of tax in prior years	—	—	—	(1.9)

Consequent reduction in charge for income tax	118.3	55.4	109.5	45.9

Aggregate income tax expense for the year	—	(3.7)	—	(0.5)

(c) Tax losses and other timing differences
As at 31 December the following after tax effect of deferred tax assets has not been brought to account, and are attributable to:
- income tax losses *	82.3	55.5	10.2	2.1
- capital losses	321.3	321.3	321.2	321.2

	403.6	376.8	331.4	323.3

*	The majority of the income tax losses and all the capital losses reported above are attributable to the Group’s U.S. subsidiaries.

Alumina Limited and controlled entities

Notes to and forming part of the financial statements for the year ended 31 December 2005

7.	INCOME TAX EXPENSE (continued)

The benefits for tax losses will only be obtained if:

(i)	the consolidated entity derives future assessable income within the prescribed time limit of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised;

(ii)	the consolidated entity continues to comply with the conditions for deductibility imposed by the law; and

(iii)	no changes in tax legislation adversely affect the consolidated entity in realising the benefit from the deductions for the losses.

(d)	Tax consolidation legislation

Alumina Limited and its wholly-owned Australian subsidiaries have implemented tax consolidation under the applicable legislation as of 1 January 2004. The accounting policy in relation to this legislation is set out in Note 1(c).

As provided for under the tax consolidation legislation, the entities in the tax consolidated Group entered into a tax sharing agreement to limit the joint and several liability of the wholly-owned entities in the case of a default by the head entity, Alumina Limited.

The entities have also entered into a tax funding agreement under which the wholly-owned entities fully compensate Alumina Limited for the assumption of any current tax payable and are compensated by Alumina Limited for any current tax receivable, and for any deferred tax assets relating to unused tax losses or unused tax credits that are transferred to Alumina Limited under the tax consolidation legislation. The funding amounts are determined by reference to the amounts recognised in the wholly-owned entities’ financial statements.

The amounts receivable/payable under the tax funding agreement are due upon receipt of the funding advice from the head entity, which is issued as soon as practicable after the end of each financial year. The head entity may also require payment of interim funding amounts to assist with its obligations to pay tax instalments. The funding amounts are recognised as current intercompany receivables or payables.

The parent entity has not recognised tax balances relating to subsidiary losses in 2004 and 2005, as these losses did not meet the recognition criteria.

		Consolidated Entity
		2005	2004
8. EARNINGS PER SHARE
(a) Basic earnings per share based on profit from continuing operations attributable to the ordinary equity holders of the company	cents	27.1	27.2

(b) Diluted earnings per share based on profit from continuing operations attributable to the ordinary equity holders of the company	cents	27.1	27.2

		Number of Shares
		2005	2004
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share		1,164,075,671	1,161,164,129
Adjustments for calculation of diluted earnings per share:
Options		637,553	897,367

Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share		1,164,713,224	1,162,061,496

(c)	Information concerning classification of securities

Options granted to employees under the WMC Employee Share Scheme, prior to the Company’s demerger, are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share to the extent to which they are dilutive. The options have not been included in the determination of basic earnings per share. Details relating to the options are set out in Note 21. There were no options issued to employees in the current year.

(d)	Conversion, call, subscription or issue after 31 December 2005

In the period from 1 January 2006 to 28 February 2006, the following movements in share capital and options on issue have taken place:

	Number of options	Exercise price
Options exercised	344,500	$5.02

Alumina Limited and controlled entities

Notes to and forming part of the financial statements for the year ended 31 December 2005

(e)	Reconciliations of earnings used in calculating earnings per share

	$Million
	2005	2004
Profit from continuing operations attributable to the ordinary equity holders of the company used in calculating basic and diluted earnings per share	315.6	316.4

	Consolidated Entity		Parent Entity
	$Million		$Million
	2005	2004	2005	2004
9. DIVIDENDS
Interim dividend No. 52 of 10 cents fully franked at 30% per fully paid share declared 4 August 2005 and paid 31 October 2005 (2004: 10 cents fully franked at 30% per fully paid share, paid on 6 September 2004).	116.5	116.1	116.5	116.1

Final dividend No. 51 of 10 cents franked to 7.5 cents at 30% per fully paid share, paid on 31 March 2005 (2004: 10 cents fully franked at 30% per fully paid share, paid on 30 March 2004).	116.3	116.1	116.3	116.1

	232.8	232.2	232.8	232.2

Dividends paid per share	20.0c	20.0c	20.0c	20.0c

(a)	Dividends paid during the year

Dividend No. 52, paid on 31 October 2005, was the interim dividend for 2005. Dividend No. 51, paid on 31 March 2005, was the final dividend for 2004.

(b)	Dividends not recognised at year end

In addition to the above dividends, since year end the Directors have recommended the payment of a final dividend No. 53 of 10 cents a share fully franked, declared 1 February 2006 and payable on 31 March 2006. The aggregate amount of the proposed dividend expected to be paid out of retained profits at 31 December 2005, but not recognised as a liability at year end (refer Note 1(r)) is $116.6 million.

	Consolidated Entity		Parent Entity
	$Million		$Million
	2005	2004	2005	2004
(c) Franked dividends
The fully franked dividends received from Alcoa of Australia Limited (“AofA”) in the financial year were	411.6	148.0	411.6	148.0

Balance of franking account adjusted for franking credits which will arise from the payment of income tax provided for in these financial statements: Class ‘C’ (30%) franking credits available for subsequent financial years, based on a tax rate of 30% (2004: 30%)	93.5	1.9	93.5	1.9

The above amounts represent the balance of the franking account as at the end of the financial year, adjusted for:

(a)	franking credits that will arise from the payment of the current tax liability;

(b)	franking debits that will arise from the payment of dividends recognised as a liability at the reporting date;

(c)	franking credits that will arise from the receipt of dividends recognised as receivables at the reporting date; and

(d)	franking credits that may be prevented from being distributed in subsequent financial years.

Alumina Limited and controlled entities

Notes to and forming part of the financial statements for the year ended 31 December 2005

		Consolidated Entity		Parent Entity
		$Million		$Million
	Notes	2005	2004	2005	2004
10. CURRENT ASSETS – CASH AND CASH EQUIVALENTS
Cash at bank and on hand		15.2	17.7	8.9	7.4
Money market deposits (maturity of three months or less)		—	100.2	—	100.2

		15.2	117.9	8.9	107.6

(a) Reconciliation of cash at the end of the year
For the purposes of the statements of cash flows, cash represents cash on hand, at the bank and on short-term deposit (maturity of three months or less) less bank overdrafts:
Balances as above		15.2	117.9	8.9	107.6
Bank overdrafts		—	—	—	—

Balances as per statement of cash flows		15.2	117.9	8.9	107.6

(b) Cash at bank and on hand
Average interest rate on cash holdings during 2005 was 4.9% (2004: 4.7%)
(c) Money market deposits
There were no interest bearing deposits at 31 December 2005. (2004: floating interest rates between 5.4% and 5.5%).

11. CURRENT ASSETS – RECEIVABLES
Interest Receivable		—	0.5	—	0.5
Other debtors		0.5	0.3	0.2	0.1

		0.5	0.8	0.2	0.6

Alumina Limited and controlled entities

Notes to and forming part of the financial statements for the year ended 31 December 2005

			Consolidated Entity		Parent Entity
			$Million		$Million
	Notes		2005	2004	2005	2004
12. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD
(a) Securities not quoted on a prescribed stock exchange
(i) Securities in entities forming Alcoa World Alumina and Chemicals (AWAC) with Alcoa Inc.
Securities at cost:
Balance brought forward			1,187.8	1,217.3	717.7	717.7
Alcoa of Australia reinvestment of dividend			320.0	—	320.0	—
Investment in Juruti bauxite reserves in Brazil			—	51.1	—	—
Decrease in investment following sale of Chemical assets			—	(62.2)	—	—
Foreign currency revaluation			22.1	(18.4)	—	—

Equity accounted cost of AWAC			1,529.9	1,187.8	1,037.7	717.7
Equity in retained profits of AWAC	12	(c)	427.5	511.9	—	—
Equity in reserves of AWAC	12	(d)	37.5	2.4	—	—

Equity accounted carrying value of AWAC			1,994.9	1,702.1	1,037.7	717.7

(b) Equity accounted share of profits and dividends
Equity share of profits before tax			501.1	460.2
Equity share of tax			(164.0)	(148.7)

Equity accounted share of profit after tax			337.1	311.5
Loss on sale of Specialty Chemical assets directly held by AWAC subsidiaries (net of tax)			—	(28.0)
Dividends received/receivable by the Group			(415.9)	(160.4)

(Shortfall)/excess of AWAC equity accounted profit over dividends received/receivable	12	(c)	(78.8)	123.1

(c) Share of retained profits
(Shortfall)/excess of AWAC equity accounted profit over dividends received/receivable			(78.8)	123.1
Transition to A-IFRS adjustments			(5.6)	—
Balance brought forward			511.9	388.8

Total equity share in retained profits carried forward			427.5	511.9

(d) Equity accounted share of reserves of associated entities
Opening balance			2.4	1.1
Share based payments reserve			(0.5)	1.3
Unrealised gains on derivatives, net of tax			35.6	—

Total equity share of reserves			37.5	2.4

(e)	Accounting policies

i.	The audited consolidated financial statements of the entities forming AWAC are prepared in accordance with US Generally Accepted Accounting Principles (US GAAP). Except for Alcoa of Australia Limited (“AofA”), the reported profit after tax of AWAC is based on these US GAAP financial statements. Financial statements in US dollars have been translated to Australian dollars using average exchange rates for the period for profit and loss items, and closing rates for balance sheet items. Adjustments are made for accounting policies not allowed under Australian equivalents to International Financial Reporting Standards. The principal adjustments are to the valuation of inventories from last-in-first-out basis to a basis equivalent to weighted average cost, to treat the cost of stock options issued under the Alcoa employee long term incentive plan as a charge against profit, create an additional asset retirement obligation for dismantling, removal and restoration of each refinery, and to reverse any excesses or shortfalls of the superannuation fund assets over accrued membership benefits taken to the Income Statement.

ii.	Included in the equity accounted carrying amount at which the equity investment in AWAC is recorded, are amounts for goodwill, including profits realised in forming AWAC, which is unchanged from 2004 amounting to A$152.7 million (2004: A$152.7 million). Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it may be impaired, and is carried at cost less accumulated impairment losses. Refer Note 1(j).

Alumina Limited and controlled entities

Notes to and forming part of the financial statements for the year ended 31 December 2005

12.	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (continued)

(f)	Additional information on associated entities

Name	Principal activities	Country of incorporation	Percentage equity
(i) Entities forming AWAC			2005	2004
Alcoa of Australia Ltd	Fully integrated aluminium production	Australia	40	40
Alcoa Alumina & Chemicals LLC	Production of alumina & alumina based chemicals	America	40	40
Abalco S.A.	Production of bauxite and alumina	Brazil	40	40
Alcoa Caribbean Alumina Holdings LLC	Holding company	America	40	40
Alumina Espanola S.A.	Production of alumina & alumina based chemicals	Spain	40	40
Omnia Minerios Ltda.	Hold bauxite exploration rights	Brazil	40	40
Matapu Sociedade de Mineracao Ltda.	Hold bauxite exploration rights	Brazil	40	40
Mineracao Sao Jorge Ltda.	Hold bauxite exploration rights	Brazil	40	40
(ii) Other associates
Agnew Pastoral Company Pty. Ltd.	Manage pastoral leases	Australia	40	40
Weebo Pastoral Company Pty. Ltd.	Manage pastoral leases	Australia	40	40

AWAC has a governing strategic council of five members of which Alumina appoints two members, including the Deputy Chairman.

	$Million
	2005	2004
(g) Expenditure commitments and contingent liabilities
- other expenditure commitments contracted for, including long term commitments for gas and electricity	2,854.4	2,279.2

Alcoa of Australia Ltd (“AofA”) is party to a number of natural gas and electricity contracts that expire between 2005 and 2025. Under these take or pay contracts, AofA is obligated to pay for a minimum of natural gas or electricity even if these commodities are not required for operations.

Unascertainable unsecured contingent liabilities

Various lawsuits and claims and proceedings have been, or may be, instituted or asserted against entities within AWAC, including those pertaining to environmental, product liability, and safety and health matters. While the amounts claimed may be substantial, the ultimate liability cannot be determined now because of the considerable uncertainties that exist. Therefore, it is possible that results of operations or liquidity in a particular period could be materially affected by certain contingencies. However, based on currently available facts, management believes that the disposition of matters that are pending or asserted will not have a materially adverse effect on AWAC’s financial position.

Pursuant to the terms of the AWAC Formation Agreement, Alcoa and Alumina Limited have agreed to remain liable for Extraordinary Liabilities (as defined in the agreement) as well as for certain other pre-formation liabilities, such as existing environmental conditions, to the extent of their pre-formation ownership of the company or asset with which the liability is associated.

	Notes		$Million
			2005	2004
(h) Alumina’s share of aggregate associates:
Current assets			834.7	616.9
Non-current assets			1,942.9	1,658.6
Current liabilities			(661.3)	(438.7)
Non-current liabilities			(419.7)	(432.6)

Net assets			1,696.6	1,404.2
Mineral rights and bauxite assets			145.6	145.2
Goodwill			152.7	152.7

Carrying value	12	(a)	1,994.9	1,702.1

Revenues			2,451.0	2,080.9
Expenses			(1,949.9)	(1,620.7)

Profit before income tax			501.1	460.2
Loss on sale of Specialty Chemicals Business			—	(28.0)
Income tax charge			(164.0)	(148.7)

Profit after income tax			337.1	283.5

Alumina Limited and controlled entities

Notes to and forming part of the financial statements for the year ended 31 December 2005

			Consolidated Entity		Parent Entity
			$Million		$Million
	Notes		2005	2004	2005	2004
13. NON-CURRENT ASSETS – OTHER FINANCIAL ASSETS
Investments in controlled entities [1]	26		—	—	837.1	784.6

Investments in controlled entities
Cost					840.5	788.0
Provision for diminution in value of investments					(3.4)	(3.4)

					837.1	784.6

[1] Note 26 discloses the entities comprising the Alumina Consolidated Group
14. NON-CURRENT ASSETS – PROPERTY, PLANT AND EQUIPMENT
Plant and equipment	14	(a)	0.3	0.3	0.3	0.3

(a) Plant and equipment
Cost			0.5	0.5	0.5	0.5
Accumulated depreciation			(0.2)	(0.2)	(0.2)	(0.2)

			0.3	0.3	0.3	0.3

(b) Reconciliations
Reconciliation of the carrying amount at the beginning and end of the current financial year is set out below:
Carrying amount at 1 January 2005			0.3	0.4	0.3	0.4
Depreciation expense			—	(0.1)	—	(0.1)

Carrying amount at 31 December 2005			0.3	0.3	0.3	0.3

15. CURRENT LIABILITIES – PAYABLES
Trade payables			1.1	1.5	1.1	1.4
Other payables			2.0	0.9	2.0	0.9

			3.1	2.4	3.1	2.3

Alumina Limited and controlled entities

Notes to and forming part of the financial statements for the year ended 31 December 2005

			Consolidated Entity		Parent Entity
			$Million		$Million
	Notes		2005	2004	2005	2004
16. CURRENT LIABILITIES – INTEREST-BEARING LIABILITIES
Unsecured:
Borrowings	16	(a)	478.7	397.9	478.7	397.9

These borrowings are under two 364 day rolling facilities, both of which have a three monthly maturity cycle. As a result all borrowings have been classified as being current liabilities. These facilities will be refinanced during the course of 2006.

(a) Description
Bank loans at floating interest rates applicable in the United States of America (Weighted average rate of 3.5% (2004 – 1.7%) and are repayable in one year or less.			478.7	397.9	478.7	397.9

(b) Currencies
The above borrowings are due in the following currency:
US dollars			351.0	311.0	351.0	311.0

A$ equivalent of above currency			478.7	397.9	478.7	397.9

(c) Exchange rates
Exchange rates at balance date used in translations:			0.7333	0.7819	0.7333	0.7819
A$1 = US$

17. CURRENT LIABILITIES - PROVISIONS
Employee benefits - provision for annual leave			0.1	0.1	0.1	0.1

18. NON-CURRENT LIABILITIES - PAYABLES
Loans from controlled entities			—	—	181.6	132.4

19. NON-CURRENT LIABILITIES - PROVISIONS
Employee benefits - provision for long service leave			0.2	0.2	0.2	0.2

The aggregate of provisions for employee benefits as shown in Notes 17 and 19 are $0.3 million (2004: $0.3 million).

20. CONTRIBUTED EQUITY
Ordinary share capital issued and fully paid
Balance brought forward			404.1	384.8	404.1	384.8
Shares issued			11.6	19.3	11.6	19.3

Total issued capital			415.7	404.1	415.7	404.1

Alumina Limited and controlled entities

Notes to and forming part of the financial statements for the year ended 31 December 2005

20.	CONTRIBUTED EQUITY (continued)

Movements in ordinary share capital			Number of fully paid shares
			2005	2004
Opening number of shares			1,163,111,048	1,159,557,148
Issued under WMC Employee Option Plan	20	(a)	2,534,600	3,553,900

Closing number of shares			1,165,645,648	1,163,111,048

WMC Employee Share Scheme

Year of issue	Granted in 2005	Exercised in 2005	Outstanding as at 31 December 2005	Exercise Price	Expiry Date
2000	—	1,209,300	—	$4.04	18 December 2005
2001	—	1,325,300	1,971,100	$5.02	30 November 2006

Total	—	2,534,600	1,971,100

(a)	Prior to the demerger, the establishment of the WMC Employee Share Scheme was approved by shareholders at the Annual General Meeting held on 12 December 1987. Under the Scheme a number of share plans operated. Fully paid shares, partly paid shares and share options were granted to employees since establishment of the Scheme. Currently one Alumina Limited employee holds such options. These options remain exercisable until such time as their exercise periods expire. No issues have been made under this Scheme since the demerger.

There is no ongoing option plan available to Alumina Limited directors or employees.

(b)	Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of, and amounts paid on, the shares held.

21.	SHARE-BASED PAYMENTS

(a)	Alumina Employee Share Plan

This is a plan under which employees may be invited to participate in the grant of a conditional entitlement to fully paid ordinary shares (a Performance Right). The Board’s intention is to make offers to every employee, but this is subject to annual determination by the Board in respect of each individual for each grant. The CEO of the Company may recommend variation in participation.

A person is only eligible to participate in the Plan and to be granted performance rights under the Plan if they are an employee, and have satisfied the criteria that the Board decides for participation in the Plan.

Generally, each offer has a three year performance period, with performance tested at the end of the period to determine the number of performance rights to vest to the employee, if any. 50% of the performance rights not vested at the three year performance test can be re-tested six months after the end of the three year performance period. The performance testing is carried out by an independent party and is based on the relative Total Shareholder Returns (TSR) of Alumina Limited, compared to two specific comparator groups.

An invitation is not transferable. An employee may only apply for performance rights in his or her name and not in the name of, or on behalf of, another person or entity. On vesting, each performance right is an unconditional entitlement to one fully paid ordinary share.

On termination of employment of any individual, their participation in the Plan is finalised and any performance rights not vested lapse unless the Directors decide otherwise.

Set out below are summaries of performance rights granted under the Plan:

2005

Grant date	Expiry date	Balance at start of the year Number	Granted during the year Number	Vested during the year Number	Expired during the year Number	Balance at end of the year Number
26/3/2003	3/12/2004	46,500	—	(11,626)	(34,874)	—
26/3/2003	3/12/2005	97,200	—	—	(62,900)	34,300
19/1/2004	21/12/2006	141,050	—	—	(40,300)	100,750
25/1/2005	16/12/2007	—	139,850	—	(37,000)	102,850

Total		284,750	139,850	(11,626)	(175,074)	237,900

Alumina Limited and controlled entities

Notes to and forming part of the financial statements for the year ended 31 December 2005

21.	SHARE-BASED PAYMENTS (continued)

2004

Grant date	Expiry date	Balance at start of the year Number	Granted during the year Number	Vested during the year Number	Expired during the year Number	Balance at end of the year Number
26/3/2003	3/12/2004	95,900	—	—	(49,400)	46,500
26/3/2003	3/12/2005	100,200	—	—	(3,000)	97,200
19/1/2004	21/12/2006	—	143,550	—	(2,500)	141,050

Total		196,100	143,550	—	(54,900)	284,750

Expenses arising from share-based payment transactions in the Alumina Employee Share Plan

Total expenses arising from share-based payment transactions recognised during the period as part of employee benefit expense were as follows:

	Consolidated Entity		Parent Entity
	$Million		$Million
	2005	2004	2005	2004
Performance rights granted under the Alumina Employee Share Plan	0.3	0.3	0.3	0.3

(b)	WMC Employee Share Scheme

The establishment of the WMC Employee Share Scheme was approved by shareholders at the Annual General Meeting held on 12 December 1987. Under the Scheme a number of share plans have operated. Fully paid shares, partly paid shares and share options have been granted to employees since establishment of the Scheme.

Employee option plan

All permanent employees (including executive directors) of Alumina Limited and its subsidiaries who were employed, prior to demerger, by the company or a subsidiary were eligible to participate in the WMC Employee Share Scheme and be offered options for fully paid shares. Options allotted, prior to the demerger, to Alumina employees remain exercisable until such time as their exercise periods expire. There is no ongoing option plan available to Alumina Limited directors or employees. Under the scheme, no issues have been made during the current year.

The major provisions of the option plans provide that the employee may request that the options be converted after one year from the date of allotment. Options are exercisable at their strike price. Restrictions exist for certain employees on the number of options which can be exercised in any year. If the request to convert the options to shares has not been made, the Company must make the call at the completion of five years from the date of issue or termination of employment. Certain designated officers are not permitted to exercise options or buy and sell shares in the period between the end of the company’s half or full financial year and the release of the respective result.

Employee share options carry no rights to dividends and no voting rights. When exercised, each option results in a beneficial entitlement to one ordinary fully paid share.

Year of issue	Expiry date	Exercise price	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Expired during the year Number	Balance at end of the year Number	Exercisable at end of the year Number
Consolidated and parent entity-2005
2000	18 Dec 2005	$4.04	1,209,300	—	(1,209,300)	—	—	—
2001	30 Nov 2006	$5.02	3,296,400	—	(1,325,300)	—	1,971,100	1,971,100

Total			4,505,700	—	(2,534,600)	—	1,971,100	1,971,100

Weighted average exercise price:			$4.76		$4.55		$5.02	$5.02

Consolidated and parent entity-2004
1999	20 Dec 2004	$4.52	1,495,600	—	(1,495,600)	—	—	—
2000	18 Dec 2005	$4.04	1,986,400	—	(777,100)	—	1,209,300	1,209,300
2001	30 Nov 2006	$5.02	4,577,600	—	(1,281,200)	—	3,296,400	3,296,400

Total			8,059,600	—	(3,553,900)	—	4,505,700	4,505,700

Weighted average exercise price:			$4.69		$4.60		$4.76	$4.76

Alumina Limited and controlled entities

Notes to and forming part of the financial statements for the year ended 31 December 2005

21.	SHARE-BASED PAYMENTS (continued)

Stock appreciation plan

In various years since approval of the WMC Employee Share Scheme in 1987, until the demerger of the company, the company established stock appreciation plans (SAPs) for the benefit of employees mainly in countries outside Australia. The purpose of the SAPs was to provide such employees, who due to securities law constraints were not eligible to participate under the Options Plans, with benefits similar to those conferred by the Option Plans.

Under the terms of the WMC Stock Appreciation Plan (SAP), employees were invited to apply for the grant by WMC Limited. The employees were not required to pay any amount for the grant, but each WMC Limited SAP has a notional allotment exercise price, equal to the weighted average sale price of WMC shares on the ASX on the trading day that the invitation to apply for the WMC Limited SAP was made to the employee. Subject to certain exceptions, the WMC Limited SAP was not able to be redeemed until after a period of 12 months from the date of allotment and lapse on the fifth anniversary of the date of allotment. Upon redemption of a WMC Limited SAP before its expiry by the holder, the holder is entitled to a payment equal to the difference between the closing share price of WMC Limited (or, post-demerger Alumina Limited) on the ASX on the trading day immediately before redemption, and the notional allotment price (assuming the former is higher).

Set out below are summaries of allotments made under SAP’s:

Year of issue	Expiry date	SAP allotment price	Balance at start of the year Number	Allotted during the year Number	Redeemed during the year Number	Expired during the year Number	Balance at end of the year Number	Redeemable at end of the year Number
Consolidated and parent entity-2005
2000	18 Dec 2005	$4.04	15,400	—	(15,400)	—	—	—
2001	30 Nov 2006	$5.02	113,900	—	(56,800)	—	57,100	57,100
2002	30 Nov 2006	$5.02	400,000	—	(400,000)	—	—	—

Total			529,300	—	(472,200)	—	57,100	57,100

Weighted average exercise price:			$4.99		$4.99		$5.02	$5.02

Consolidated and parent entity-2004
1999	20 Dec 2004	$4.52	11,000	—	(10,000)	(1,000)	—	—
2000	18 Dec 2005	$4.04	58,300	—	(42,900)	—	15,400	15,400
2001	30 Nov 2006	$5.02	197,600	—	(83,700)	—	113,900	113,900
2002	30 Nov 2006	$5.02	650,000	—	(250,000)	—	400,000	400,000

Total			916,900	—	(386,600)	(1,000)	529,300	529,300

Weighted average exercise price:			$4.95		$4.90	$4.52	$4.99	$4.99

Alumina Limited and controlled entities

Notes to and forming part of the financial statements for the year ended 31 December 2005

			Consolidated Entity		Parent Entity
			$Million		$Million
	Notes		2005	2004	2005	2004
22. RESERVES, RETAINED PROFITS AND TREASURY SHARES
Reserves
Asset revaluation reserve			34.3	34.3	141.4	141.4
Asset realisation reserve			—	—	84.9	84.9
Capital reserve			16.5	16.5	13.9	13.9
Foreign currency translation reserve	22	(a)	(10.2)	1.3	—	—
Cash-flow hedge reserve	22	(b)	35.6	—	—	—
Share-based payments reserve	22	(c)	2.7	2.9	0.8	0.5

			78.9	55.0	241.0	240.7

(a) Foreign currency translation reserve
Balance brought forward			1.3	—
Currency translation differences arising during the year			(11.5)	1.3

Balance carried forward			(10.2)	1.3

(b) Cash flow hedge reserve
Balance brought forward			—	—
Gains for the period			35.6	—

Balance carried forward			35.6	—

(c) Share-based payments reserve
Balance brought forward			2.9	1.3	0.5	0.2
Option expense			(0.2)	1.6	0.3	0.3

Balance carried forward			2.7	2.9	0.8	0.5

(d)	Nature and purpose of reserves

(i)	Asset revaluation reserve

The balance standing to the credit of the reserve may be used to satisfy the distribution of bonus shares and is only available for the payment of cash dividends in limited circumstances as permitted by law.

(ii)	Foreign currency translation reserve

Exchange differences arising on translation of self sustaining controlled foreign entities are taken to the foreign currency translation reserve as described in accounting policy Note 1(d).

(iii)	Cash flow hedge reserve

Gains on instruments used to hedge a net investment in a foreign operation determined to be an effective hedge as described in accounting policy Note 1 (q).

(iv)	Share-based payments reserve

The share-based payments reserve is used to recognise the fair value of options issued but not exercised.

			Consolidated Entity		Parent Entity
			$Million		$Million
	Notes		2005	2004	2005	2004
(e) Retained profits
Retained profits at the beginning of the financial year:
- Group			441.5	481.3	433.1	511.9
- Associates			511.9	388.8	—	—

			953.4	870.1	433.1	511.9
Net profit attributable to the members of Alumina Limited			315.6	316.4	365.0	154.3
Dividend provided for or paid			(232.8)	(233.1)	(232.8)	(233.1)

Retained profits at the end of the financial year			1,036.2	953.4	565.3	433.1

Retained profits at the end of the financial year:
- Group			608.7	441.5
- Associates	12	(c)	427.5	511.9

			1,036.2	953.4

Alumina Limited and controlled entities

Notes to and forming part of the financial statements for the year ended 31 December 2005

22.	RESERVES, RETAINED PROFITS AND TREASURY SHARES (continued)

	Notes	Consolidated Entity		Parent Entity
		$Million		$Million
		2005	2004	2005	2004
(f) Treasury shares [1]
Balance brought forward		(0.6)	—	—	—
Movement for the period		—	(0.6)	—	—

Balance carried forward		(0.6)	(0.6)	—	—

[1]	Under AASB 132, if an entity reacquires its own equity instruments, those instruments shall be deducted from equity. Alumina Limited purchased shares for its long term incentive plan.

23.	NOTES TO THE STATEMENTS OF CASH FLOWS

(a)	Reconciliation of operating profit after income tax to net cash inflow from operating activities

Operating profit from continuing operations after income tax		315.6	316.4	365.0	154.3
Shortfall/(excess) of equity accounted profits over dividends received		78.8	(123.1)	—	—
Depreciation and amortisation	6	—	0.1	—	0.1
Non-cash employee benefits expense-share based payments		0.3	0.3	0.3	0.3
Non-cash dividends received		(320.0)	—	(320.0)	—
Profit on sale of Specialty Chemical assets	5	—	(43.4)	—	—
Net exchange differences	5,6	—	(1.1)	26.2	(14.1)

Sub total		74.7	149.2	71.5	140.6
Change in assets and liabilities adjusted for effects of purchase and disposal of controlled entities during the financial year:
(Increase)/decrease in:
-receivables		0.3	0.2	0.4	(0.2)
-deferred tax assets		—	2.7	—	3.1
-other assets		(0.5)	(0.3)	(0.5)	—
(Decrease)/increase in:
-payables		0.7	(0.8)	0.8	(4.4)
-current tax liabilities		—	(2.5)	—	(2.5)
-other liabilities		(3.2)	—	(2.5)	(0.3)

Net cash inflow from operating activities		72.0	148.5	69.7	136.3

(b)	Acquisition/disposal of controlled entities

During the year the Company did not acquire or dispose of any material controlled entities.

(c)	Financing facilities

Refer to Note 24.

(d)	Non-cash financing and investing activities

	Consolidated Entity		Parent Entity
	$Million		$Million
	2005	2004	2005	2004
Dividend received from associate *	320.0	—	320.0	—
Investment in associate *	(320.0)	—	(320.0)	—

*	During 2005 Alcoa of Australia, of which Alumina Limited owns 40% declared a special dividend of A$800 million (Alumina Limited share A$320 million), all of which was immediately subscribed to Alcoa of Australia for the purchase of new shares.

	Notes		Consolidated Entity		Parent Entity
			$Million		$Million
			2005	2004	2005	2004
24. FINANCING FACILITIES
The total facilities available at balance date were as follows:
Short-term loan facilities	24	(b)	700.0	700.0	700.0	700.0
Used at balance date			478.7	397.9	478.7	397.9
Available at balance date			221.3	302.1	221.3	302.1
(a) The loan facilities are denominated in currencies as follows:
Short-term loan facilities
Australian dollar facility			50.0	50.0
Multi-currency facility [1]			650.0	650.0

[1]	Comprising two multi-currency facilities drawn in US dollars with an aggregate limit of A$650 million.

(b)	The short term bank loan facilities are available for general corporate purposes. All facilities are 364 day facilities. The short term facilities will be refinanced during the course of 2006.

Alumina Limited and controlled entities

Notes to and forming part of the financial statements for the year ended 31 December 2005

25.	FINANCIAL INSTRUMENTS

A.	Interest rate risk

The Group is exposed to interest rate risk on its outstanding interest bearing liabilities and investments.

Interest rate risk exposure

The consolidated entity’s exposure to interest rate risk and the effective weighted interest rate for classes of financial assets and liabilities is set out below:

As at 31 December 2005

	Fixed interest maturing in:
$ million	Notes	Floating interest	1 year or less	Over 1 to 5 years	More than 5 years	Non-interest bearing	Total
Financial Assets
Cash and cash equivalents	10	15.2	—	—	—	—	15.2
Receivables	11	—	—	—	—	0.5	0.5

		15.2	—	—	—	0.5	15.7

Weighted average interest rate		4.9%
Financial Liabilities
Payables	15	—	—	—	—	3.1	3.1
Bank loans	16	478.7	—	—	—	—	478.7

		478.7	—	—	—	3.1	481.8

Weighted average interest rate		3.5%
Net financial (liabilities)		(463.5)	—	—	—	(2.6)	(466.1)

As at 31 December 2004

	Fixed interest maturing in:
$ million	Notes	Floating interest	1 year or less	Over 1 to 5 years	More than 5 years	Non-interest bearing	Total
Financial Assets
Cash and cash equivalents	10	117.9	—	—	—	—	117.9
Receivables	11	—	—	—	—	0.8	0.8

		117.9	—	—	—	0.8	118.7

Weighted average interest rate		5.3%
Financial Liabilities
Payables	15	—	—	—	—	2.4	2.4
Bank loans	16	397.9	—	—	—	—	397.9

		397.9	—	—	—	2.4	400.3

Weighted average interest rate		1.7%
Net financial (liabilities)		(280.0)	—	—	—	(1.6)	(281.6)

Alumina Limited and controlled entities

Notes to and forming part of the financial statements for the year ended 31 December 2005

25.	FINANCIAL INSTRUMENTS (continued)

B.	Carrying amounts and estimated fair values of financial instruments

The carrying amounts and estimated fair values of the company’s financial instruments, referred to in Note 24A above were as follows:

	Notes	Consolidated Entity
		Carrying amount	Fair value	Carrying amount	Fair value
		$Million		$Million
		2005	2005	2004	2004
Recognised in the Balance Sheet
Financial assets
Cash and cash equivalents	10	15.2	15.2	117.9	117.9
Current receivables	11	0.5	0.5	0.8	0.8
Financial liabilities
Current payables	15	3.1	3.1	2.4	2.4
Short term interest bearing liabilities	16	478.7	478.7	397.9	397.9

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate a value:

Cash and cash equivalents

The carrying amount approximates fair value because of the short maturity of these instruments.

Debtors and creditors

Other current debtors and creditors mainly represent financial obligations incurred in exchange for goods and services provided and received by the Group in the normal course of its operations, net of provisions for doubtful debts. Due to the short term nature of these financial obligations, their carrying values are estimated to equal their fair values.

26.	INVESTMENTS IN CONTROLLED ENTITIES

Entities consolidated	Notes	Place of Incorporation
NAME
Alumina Limited		VIC, Australia
All controlled entities are wholly-owned, unless otherwise indicated
Controlled entities
Albion Downs Pty. Ltd.	C,F	WA, Australia
Alumina Holdings (USA) Inc.	A,D	Delaware, USA
Alumina International Holdings Pty. Ltd.	B,E	VIC, Australia
Alumina (U.S.A.) Inc.	A,D	Delaware, USA
Westminer (Investments) B.V.	A,D	Netherlands
Westminer Acquisition (U.K.) Limited	D	UK
Butia Participaçoes SA	A,D,G	Brazil
Westminer International (U.K.) Limited	D	UK

These controlled entities:

A)	have not prepared audited accounts as they are non-operating or audited accounts are not required in their country of incorporation;

B)	have been granted relief from the necessity to prepare accounts pursuant to Australian Securities and Investment Commission (“ASIC”) Class Order 98/1418. This company, which is also referred to in the Directors’ Declaration is, with Alumina Limited, a member of a “Closed Group” as defined in the Class Order and are parties to a deed of cross guarantee which has been lodged with and approved by ASIC. Under the deed of cross guarantee, each of these companies guarantees the debts of the other companies party to the deed of cross guarantee. The consolidated assets and liabilities of these companies, and their consolidated net profits after tax for the year then ended (after eliminating inter-company investments and other inter-company transactions) are set out in the table below;

Alumina Limited and controlled entities

Notes to and forming part of the financial statements for the year ended 31 December 2005

26.	INVESTMENTS IN CONTROLLED ENTITIES (continued)

C)	this is a small proprietary company, and is not required to prepare a financial report;

D)	has been translated as a self-sustaining entity;

E)	this company, while a small proprietary company, is included on the deed of cross guarantee;

F)	this company is deemed to be a controlled entity because of an option held by Alumina Limited to purchase all of the shares in the Company;

G)	On 30 December 2004, Alumina Limited, through a controlled subsidiary (Westminer (Investments) B.V.), acquired 100% interest in Butia Participaçoes SA, a Brazilian entity for a nominal amount. Ownership of Butia Participaçoes SA was transferred from Westminer (Investments) B.V. to Alumina Limited on 16 September 2005.

	Closed Group
	$Million
	2005	2004
Deed of cross guarantee
Entities which are party to a Deed of Cross Guarantee, entered into in accordance with ASIC Class Order 98/1418 are indicated above in this note. A consolidated balance sheet is set out below:
Balance sheets of closed Group
Current assets
Cash and cash equivalents	9.0	107.7
Receivables	8.2	51.3
Deferred tax assets	2.1	2.1
Other assets	0.5

Total current assets	19.8	161.1

Non-current assets
Investments in associates/subsidiaries	1,474.3	1,101.7
Property, plant and equipment	0.3	0.3

Total non-current assets	1,474.6	1,102.0

Total assets	1,494.4	1,263.1

Current liabilities
Payables	3.1	2.3
Interest-bearing liabilities	478.7	397.9
Provisions	0.1	0.1
Other	1.2	2.1

Total current liabilities	483.1	402.4

Non-current liabilities
Payables	120.1	119.3
Provisions	0.2	0.2

Total non-current liabilities	120.3	119.5

Total liabilities	603.4	521.9

Net assets	891.0	741.2

Equity
Contributed equity	415.7	404.1
Reserves	241.0	240.7
Retained profits	234.3	96.4

Total equity	891.0	741.2

Alumina Limited and controlled entities

Notes to and forming part of the financial statements for the year ended 31 December 2005

26.	INVESTMENTS IN CONTROLLED ENTITIES (continued)

Set out below is a consolidated statement of financial performance for the closed Group:

	Closed Group
	$Million
	2005	2004
Income statements of closed Group
Revenue from ordinary activities	416.8	204.2
General and administrative expenses	(10.2)	(7.8)
Other expenses	(17.6)	(10.1)
Borrowing costs	(18.3)	(10.6)

Profit from ordinary activities before income tax	370.7	175.7
Income tax expense	—	(0.5)

Net profit	370.7	175.2

Set out below is a summary of movements in consolidated retained profits of the closed Group:
Retained profits at the beginning of the financial year	96.4	154.3
Net profit	370.7	175.2
Dividend provided for or paid	(232.8)	(233.1)

Retained profits at the end of the financial year	234.3	96.4

27.	CONTINGENT LIABILITIES

There have been no changes to contingent liabilities during the reporting period.

Cross guarantees given by Alumina Limited and Alumina International Holdings Pty. Ltd are described in Note 26. There are no deficiencies of assets in any of these companies.

These guarantees may give rise to liabilities in the parent entity if the subsidiary does not meet their obligations under the terms of the overdrafts, loans or other liabilities subject to the guarantees.

No material losses are anticipated in respect of any of the above contingent liabilities.

	Consolidated Entity		Parent Entity
	$Million		$Million
	2005	2004	2005	2004
28. COMMITMENTS FOR EXPENDITURE
Lease commitments
Commitments in relation to leases contracted for at the reporting date but not recognised as liabilities, payable:
Within one year	0.1	0.1	0.1	0.1
Later than one year but not later than 5 years	0.2	0.2	0.2	0.2

	0.3	0.3	0.3	0.3

The company leases office facilities under non-cancellable operating leases expiring within two to five years. The office lease on expiry is expected to be renewed or replaced by another lease.

Alumina Limited and controlled entities

Notes to and forming part of the financial statements for the year ended 31 December 2005

29.	RELATED PARTY TRANSACTIONS

Related parties of the Group fall under the following categories:

Wholly-owned Group

The wholly-owned Group consists of Alumina Limited and its wholly-owned controlled entities as disclosed in Note 26. Transactions between Alumina Limited and other entities in the wholly-owned Group during the years ended 31 December 2005 and 2004 consisted of:

•	loan advanced/repaid to/by Alumina Limited

•	interest paid/received on the above loans (refer Notes 4, 5 and 6)

•	the payment of dividends to Alumina Limited (refer Note 4)

•	payment of administrative/general expenses on behalf of Alumina Limited

The above transactions were made on normal commercial terms and conditions and at market rates.

Aggregate amounts included in the determination of profit from ordinary activities before income tax that resulted from transactions with entities in the wholly-owned Group:

	Parent Entity
	$Million
	2005	2004
Interest expense	0.3	0.2
Interest income	(1.3)	—
Aggregate amounts payable to entities in the wholly-owned Group at balance date:
Non-current payables	181.6	132.4

Directors and Other Key Management Personnel

Disclosures relating to directors and other key management personnel are set out in Note 30.

Other Related Parties

There are no other related party transactions.

Ownership Interests in Related Parties

Interests held in the following classes of related parties are set out in the following notes:

(a) controlled entities – Note 26; and

(b) associates – Note 12.

Alumina Limited and controlled entities

Notes to and forming part of the financial statements for the year ended 31 December 2005

30.	KEY MANAGEMENT PERSONNEL DISCLOSURES

(a)	Directors

The following persons were directors of Alumina Limited during the financial year:

Chairman – non-executive

D M Morley

Executive directors

J Marlay, Chief Executive Officer

K A Dean, Chief Financial Officer (Alternate director from 1 November 2005) 1

R D J Davies, Chief Financial Officer (Alternate director until 31 October 2005)

[1]	Mr Ken Dean succeeded Mr Bob Davies as Chief Financial Officer on 1 November 2005

Non-executive directors

P A F Hay

R J McNeilly

M R Rayner

(b)	Other key management personnel

In addition to executive directors, the following person also had authority for the strategic direction and management of the company and the consolidated entity during the financial year:

Name	Position	Employer
S C Foster	General Counsel and Company Secretary	Alumina Limited

Except as noted above, all of the persons above were also key management persons during the year ended 31 December 2004.

(c)	Remuneration of key management personnel

(i)	Principles used to determine the nature and amount of remuneration

Alumina Limited’s remuneration policy is to establish a clear link between performance and remuneration. In doing so we committed to ensuring that our remuneration process is aligned with shareholder interests and is also designed to reward and recognise superior Senior Executive performance.

The process ensures that specific and measurable individual objectives and targets that are consistent with business objectives are set for executives and employees.

Senior executive remuneration is reviewed annually by the Compensation Committee. Senior Executive rewards are influenced by three factors: individual performance, Company performance, and market position.

The CEO, Chief Financial Officer and General Counsel/Company Secretary are the executives who exercise the greatest control over the management and strategic direction of the Group and are the most highly remunerated executives of the Company and the Alumina Group. These executives are the only employees of the Company who exercise control over the Group’s management and strategic direction and therefore fewer than five executives are listed in this report.

Individual performance

Remuneration reflects individual performance based on the Senior Executive’s performance against specific goals and individual objectives set for each Senior Executive for the year under review.

The performance of individual Senior Executives, against their objectives is assessed half yearly and yearly. The Compensation Committee also obtains independent remuneration information for comparative purposes. Salary reviews and short-term incentives (STIs) are determined by assessing performance against both individual performance objectives and peer group total shareholder return (TSR) performance. Long-term incentives (LTIs) are assessed against the Company’s TSR compared with that of Australian and international peer group companies.

Company performance

A percentage component of both total cash and share-based remuneration for Senior Executives is based on the performance of the company measured against peer group companies’ TSR.

Market position

Accordingly, Alumina Limited’s remuneration levels need to be competitive with comparable Australian organisations to ensure that the company can attract and retain high performing employees. The Board Compensation Committee appoints external compensation advisers to provide appropriate salary and benefits reviews on an annual basis.

Alumina Limited and controlled entities

Notes to and forming part of the financial statements for the year ended 31 December 2005

30.	KEY MANAGEMENT PERSONNEL DISCLOSURES (continued)

Non-executive directors

Alumina Limited’s non-executive directors receive a fee for fulfilling their director’s duties. No additional fees are paid to directors for participating on Board Committees. Non-executive directors’ fees are reviewed annually and are determined by the committee based on comparative analysis and advice received from remuneration consultants, and take into account the directors’ responsibilities and time spent on company business. The level of fees reflects the need to attract directors with the necessary skills and experience.

Total remuneration for non-executive directors is determined by resolution of shareholders. The maximum aggregate remuneration approved for non-executive directors is $950,000 per annum. A total of $591,325 was paid to Alumina Limited directors in non-executive Director fees in 2005.

There were no fee increases to non-executive Directors from March 2002 until 1 January 2005. Non-executive directors (other than the Chairman) fees were increased from $85,000 per annum to $110,000 per annum as from 1 January 2005. The Chairman’s fee remained unchanged for 2005.

In 2005, the Compensation Committee approved an increase in non-executive Directors’ fees of 5 per cent, effective from 1 January 2006. The Chairman’s fee was set in 2002 at $212,500, at a multiple of approximately 2.5 times of non-executive Directors’ fees. The Chairman’s fee had not been changed since early 2002. In the course of the review undertaken in 2005, it was decided, based on the remuneration consultant’s advice, that the Chairman’s fee level should be $287,500 from 1 January 2006, which bore the same proportion to non-executive Directors’ current fees as that which applied to the fees when originally set in 2002.

Retirement benefits

Non-executive directors receive, in addition to their fees, a superannuation guarantee contribution which for 2005 was 9 per cent of their fees, being $19,125 for the Chairman and $9,900 for other non-executive Directors, but do not receive any other retirement benefits. From 1 January 2006, the superannuation guarantee contribution is capped at $12,139 for the Chairman.

Share acquisitions

Alumina Limited’s non-executive Directors participate in a share plan that requires the Directors to allocate a minimum of 10 per cent of their annual fees to acquiring shares in the Company. Those shares are purchased on-market on behalf of the Directors and all expenses in relation to the purchase are paid by the Directors. Shares are not allocated on performance but in lieu of receiving cash remuneration.

Senior Executives

Senior executive remuneration comprises:

(1)	fixed remuneration – ‘fixed annual reward’ (FAR) is the component of total remuneration specified in an employee’s contract of employment and in periodic salary reviews. It includes salary and superannuation contributions (both company and salary sacrifice contributions).

(2)	variable (incentive) payments – contracts for Senior Executives and professional employees include a component of remuneration linked to short-term incentives (STIs) and long-term incentives (LTIs). Policies defining STIs and LTIs are established by the Board Compensation Committee and reviewed annually.

(1)	Fixed Remuneration

The Committee reviews and determines the FAR for the CEO. The CEO annually reviews and recommends to the Committee the FAR for the other Senior Executives.

The Committee undertook a review in 2005 of CEO and Senior Executive remuneration. The remuneration structure for the Company’s CEO and Senior Executives had previously been set in 2002, prior to the Company’s demerger. As part of the review in 2005, the responsibilities and requirements of these positions were updated and advice was sought from a remuneration consultant to ensure CEO and Senior Executive remuneration continues to be appropriate, taking into account the Company’s size, market movements and the complexity of executive responsibilities. Given the small number of employees at Alumina Limited, it is critical that Senior Executives perform at a high level. For Senior Executives, the Company seeks to set FAR at the third quartile of comparable companies.

The Committee determined that, the CEO’s FAR be increased from $750,000 per annum to $850,000 per annum, effective 1 January 2006 (further details of the CEO’s remuneration are provided below). Mr Davies’ FAR increased from $378,000 per annum to $575,000 per annum, and Mr Foster’s FAR increased from $273,000 per annum to $350,000 per annum, effective 1 August 2005.

The FAR of Mr Ken Dean, appointed as Chief Financial Officer to succeed Mr Davies effective 1 November 2005, is $540,000 per annum.

(2)	Variable Payments

During the year, the Company arranged for an independent consultant to review the structure of its STI and LTI plans. After considering the review, the structure of the STI and LTI were modified, to be effective from 1 January 2006. Details of the arrangements applying during 2005 are set out below. Changes implemented from 1 January 2006 are outlined in a separate paragraph below.

Short-term incentives

The amount of STI awarded varies according to a combination of individual and Company performance criteria. For the STI, Company performance has been measured using the TSR for a one year period.

Alumina Limited and controlled entities

Notes to and forming part of the financial statements for the year ended 31 December 2005

30.	KEY MANAGEMENT PERSONNEL DISCLOSURES (continued)

Short-term incentive opportunities are calculated as a percentage of the Senior Executive’s fixed remuneration and are paid in the form of cash. The Committee reviews performance assessments and approves all STI payments to all employees. In 2005, the maximum payable to Senior Executives was 45 per cent of FAR, of which 25 per cent related to performance against individual objectives, and 20 per cent related to the Company’s relative TSR performance during the 2005 year. The STI was designed to encourage superior performance and link Senior Executive remuneration to the returns achieved by shareholders.

Performance against individual objectives links achievement reward for Senior Executives for meeting or exceeding measurable objectives in their work. Specific tasks and objectives relate to AWAC joint venture matters and strategy, capital management and dividends which ultimately support Alumina Limited’s objectives and shareholder interests.

These objectives in 2005 related to completion of the acquisition of the Juruti bauxite deposit, implementing a funding plan to ensure Alumina’s participation in AWAC’s growth projects, undertaking action to release franking credits from Alcoa of Australia, the basis for any participation in the Pingguo bauxite and alumina assets and implementation of A-IFRS.

Performance is measured against a scorecard of agreed objectives and targets. Individual performance against the measures was assessed for each Senior Executive for 2005 and an average of 20 per cent of FAR was awarded for this component of STI.

The TSR component of the 2005 STI plan was measured against the same two comparator peer groups used for the 2005 LTI plan (see below).

The STI reward attributed to the TSR performance fluctuates according to the relative performance of the Company. An entitlement is triggered according to the scale set out in the following table.

EXECUTIVE STI REWARDS	Scorecard	Performance Measures	Potential STI per cent of FAR 2005
Company Performance	Company 12 month TSR comparison to peer group	TSR in top quartile TSR in third quartile TSR in second quartile TSR in bottom quartile	20 12 8 0

For 2005, an STI component of 8 per cent of FAR was attributed to short-term relative TSR performance, with Company relative performance registering in the second quartile against peer group performance.

Company TSR and individual performance objectives provide an incentive to achieve high levels of personal performance and contribute to high levels of Company performance. TSR has been used as a performance hurdle in the STI plan because it was considered an appropriate means of measuring Company performance. The STI is paid in December in respect of the performance within that year.

Long-term Incentives

Senior Executives are invited to participate in the Alumina Employee Share Plan (ESP). The ESP is designed to link Alumina employee rewards with the long-term goals and performance of Alumina Limited, and the generation of shareholder returns.

Each year Senior Executives may be offered (at the Board’s discretion) a conditional entitlement (a performance right) under the ESP, to fully paid ordinary shares in the Company, which are purchased on market. The performance rights vest to Senior Executives at the end of the performance period if the performance tests are achieved over that performance period.

An initial grant of three tranches of performance rights, approved by the Board in early 2003, covered a three year period 2003-2005. The first tranche was tested in December 2003, the second tranche in December 2004 and the third tranche was tested in December 2005. Beyond the initial grant, future grants have a three year performance period, with performance tests at the end of this period. The LTI grant value for Senior Executives was set at 30 per cent of FAR for the initial three year grant and 55 per cent for the subsequent grant in December 2004, when the STI percentage was reduced to 45 per cent. The LTI grant value is divided by the prevailing Company share price at the time of the offer to determine the number of performance rights offered to Senior Executives under the ESP.

The performance criteria and testing period for each annual offer under the ESP are determined by the Committee at the time of issue of each tranche of performance rights.

Alumina Limited and controlled entities

Notes to and forming part of the financial statements for the year ended 31 December 2005

30.	KEY MANAGEMENT PERSONNEL DISCLOSURES (continued)

Re-testing

If less than 100 per cent of the performance rights in a tranche vest when tested initially, a second test is conducted six months after the initial test. No further testing is undertaken after this second test six months after the initial test. This second test applies only to 50 per cent of the performance rights that did not initially vest (for example, if 60 per cent of the performance rights initially vest, the second test will apply only to half of the 40 per cent of performance rights that did not initially vest). The remaining 50 per cent of the performance rights that did not vest will lapse.

The number of performance rights of the re-tested portion that vest will be determined according to Alumina Limited’s relative TSR performance over the period from the commencement of the performance period to the re-test date, according to the same scale used at the initial test.

Entitlements will generally lapse on cessation of employment. Mr Davies’ performance rights that had not vested, lapsed on the date of his resignation in October 2005.

In the event of a change in control, the Board shall determine whether any outstanding performance rights for which performance hurdles are met at that time shall vest to Senior Executives. A change of control is generally an entity acquiring more than 50 per cent of the issued shares of the Company.

Overview of ESP Performance Measurement

Two comparator group tests are applied to determine the number of performance rights which vest under the ESP, with each accounting for 50 per cent of the maximum possible grant of performance rights under the ESP. The performance tests compare Alumina Limited’s TSR performance with the TSR performance of each of the entities in two comparator groups over the performance period. The results of the performance tests are calculated by a consultant engaged for this purpose.

TSR was chosen as the performance measure because it is the most appropriate means of measuring Company performance, as it incorporates both capital growth and dividends.

The comparator groups selected by the Committee include companies which are in similar industries to the Company or compete for capital with the Company, taking into account the size of the Company. The methodology behind tests 1 and 2 is identical, apart from the difference in the comparator groups. The performance tests are defined as follows:

Test 1 relates to performance of Alumina Limited against a comparator group of 50 Australian-listed entities (i.e. 50 entities/securities excluding Alumina Limited and Property Trusts) (Test 1 - ASX Comparator Group).

Test 2 relates to performance against a comparator group of 30 international metals and mining entities listed on stock exchanges inside and outside Australia (i.e. 30 entities excluding Alumina Limited) (Test 2 - International Comparator Group).

Under the performance tests, the TSR for each entity in the comparator groups and for Alumina Limited is calculated according to a standard methodology decided upon and applied by remuneration consultants Mercer Human Resource Consulting, engaged for this purpose. The entities (or securities, as appropriate) in the comparator group are then ranked by TSR performance. The number of performance rights for which senior executives receive an Alumina Limited share (i.e. that “vest”) is then determined according to the following scale:

Performance Right Vesting Treatment

Alumina Limited TSR compared to median of comparator groups	Vesting
If Alumina Limited’s TSR is less than the TSR of the company at the 50th percentile of the comparator group, ranked by TSR performance	0 per cent

If Alumina Limited’s TSR is equal to the TSR of the company at the 50th percentile of the comparator group, ranked by TSR performance*	50 per cent

If Alumina Limited’s TSR is equal to or greater than the TSR of the company entities at the 75th percentile of the comparator group, ranked by TSR performance*	100 per cent

*	If Alumina Limited’s TSR performance is between that of the entities (or securities, as appropriate) at the median (i.e. the 50th percentile) and the 75th percentile of the comparator group ranked by TSR performance, the number of performance rights in a tranche that vest will increase by 2 per cent for each 1 per cent by which Alumina Limited’s percentile ranking is higher than the 50th percentile.

Alumina Limited and controlled entities

Notes to and forming part of the financial statements for the year ended 31 December 2005

30.	KEY MANAGEMENT PERSONNEL DISCLOSURES (continued)

Changes to Variable Remuneration from 2006

The structure of the STI and LTI plans were reviewed in 2005 to ensure they were meeting the intended purpose and to take account of changes in market practice and executive responsibilities. As a result of the review of the structure of the STI and LTI plans, the variable incentive payments for Executives have been weighted more to the LTI, with the LTI percentage increasing to 60 per cent of FAR (from 55 per cent) and the STI percentage reducing to 40 per cent of FAR (from 45 per cent), effective 1 January 2006. The CEO’s remuneration structure has also been weighted more to the LTI, with the LTI percentage increasing to 75 per cent of FAR (from 55 per cent) and the STI increasing to 50 per cent of FAR (from 45 per cent), effective 1 January 2006.

The STI structure has also been modified to reduce duplication of performance criteria under both the STI and LTI. The element of the STI award relating to the Company’s TSR performance (up to 20 per cent) has been replaced for senior executives with measurement against achievement of two financial objectives (up to 15 per cent). The remaining 25% of the STI relates to performance against individual objectives. The STI structure for the Chief Executive Officer from 1 January 2006 is for an STI of 50 per cent of FAR, with 30 per cent relating to performance against personal objectives and 20 per cent measured against achievement of the same two financial objectives specified for Senior Executives. These are the achievement of the AWAC Operating Plan return on capital for the twelve month performance period and on earnings per share target for Alumina Limited, based on the AWAC operating plan and Alumina Limited’s corporate budget for the period (normalised for changes in the aluminium price index and AUD/USD effects).

Alumina Limited and controlled entities

Notes to and forming part of the financial statements for the year ended 31 December 2005

30.	KEY MANAGEMENT PERSONNEL DISCLOSURES (continued)

(ii) Details of remuneration

	2005	2004
Short-term employee benefits	2,448,785	1,970,021
Post-employment benefits	84,411	75,954
Share based payments	198,123	(36,682)

	2,731,319	2,009,293

Details of the remuneration of the directors and key management personnel of Alumina Limited and the Alumina Limited Group, including their personally-related entities, are set out in the following tables.

Directors of Alumina Limited

2005	Short term			Post-employment		Share based
Name	Cash salary and fees $	Cash bonus $	Non- monetary benefits $	Super- annuation $	Retirement benefits $	SAP/ Performance rights/Options $	Total $
D M Morley	191,250	—	21,250	19,125	—	—	231,625
P A F Hay	—	—	110,000	9,900	—	—	119,900
R J McNeilly	82,500	—	27,500	9,900	—	—	119,900
M R Rayner	99,000	—	11,000	9,900	—	—	119,900
J Marlay	727,638	217,500	—	11,862	—	200,821	1,157,821
K A Dean	102,515	—	—	2,023	—	—	104,538
R D J Davies	354,411	120,000	—	9,839	—	(77,486)	406,764

Total for each component	1,557,314	337,500	169,750	72,549	—	123,335	2,260,448

Total by category	2,064,564			72,549		123,335	2,260,448

2004	Short term			Post-employment		Share based
Name	Cash salary and fees $	Cash bonus $	Non-monetary benefits $	Super- annuation $	Retirement benefits $	SAP/ Performance rights/Options $	Total $
D M Morley	191,250	—	21,250	19,125	—	(254,113)	(22,488	)*
P A F Hay	—	—	85,000	7,650	—	—	92,650
R J McNeilly	63,750	—	21,250	7,650	—	—	92,650
M R Rayner	76,500	—	8,500	7,650	—	—	92,650
J Marlay	688,707	126,000	—	11,293	—	115,297	941,297
R D J Davies	348,707	54,000	—	11,293	—	59,206	473,206

Total for each component	1,368,914	180,000	136,000	64,661	—	(79,610)	1,669,965

Total by category	1,684,914			64,661		(79,610)	1,669,965

*	Mr Morley, a previous employee of WMC Limited, held 250,000 stock appreciation rights at an allocation price of $5.02 per right which were due to lapse in October 2004. Mr Morley redeemed his rights for a total redemption value of $133,150. The average redemption value was $0.51 per right. In 2003 the cost of the SAP rights for Mr Morley was accrued and reported based on the Alumina Limited closing share price at 31 December 2003 of $6.57. The difference between the accrued amount reported in 2003 and the actual redemption value was $254,113.

Alumina Limited and controlled entities

Notes to and forming part of the financial statements for the year ended 31 December 2005

30.	KEY MANAGEMENT PERSONNEL DISCLOSURES (continued)

Key management personnel of Alumina Limited and the Group

2005	Short term			Post-employment		Share based
Name	Cash salary and fees $	Cash bonus $	Non- monetary benefits $	Super- annuation $	Retirement benefits $	Performance rights $	Total $
S C Foster	293,221	91,000	—	11,862	—	74,788	470,871
Total for each component	293,221	91,000	—	11,862	—	74,788	470,871

Total by category	384,221			11,862		74,788	470,871

2004	Short term			Post-employment		Share based
Name	Cash salary and fees $	Cash bonus $	Non- monetary benefits $	Super- annuation $	Retirement benefits $	Performance rights $	Total $
S C Foster	248,707	36,400	—	11,293	—	42,928	339,328
Total for each component	248,707	36,400	—	11,293	—	42,928	339,328

Total by category	285,107			11,293		42,928	339,328

(iii) Service agreements

Remuneration and other terms of employment for the Chief Executive Officer, Chief Financial Officer and the General Counsel and Company Secretary are formalised in service agreements. Each of these agreements provides for performance-related incentives and other benefits including car parking. Other major provisions of the agreements relating to remuneration are set out below.

J Marlay, Chief Executive Officer

•	Initial agreement for a three-year term, expired in August 2005.

•	From August 2005, employment contract became a continuing contract subject to 12 months’ notice to terminate, from either the Company or Mr Marlay.

•	Fixed annual reward (FAR) increased to $732,000 on 1 January 2005, with a further increase to $750,000 in August 2005.

•	In December 2005, Mr Marlay entered into a new employment contract with a FAR, inclusive of superannuation, of $850,000, an STI of up to 50 per cent of FAR (with “at target” performance likely to achieve 30-42 per cent), and potential for an annual grant of performance rights at the Board’s discretion with a value up to 75 per cent of FAR per annum (which will vest according to the extent to which the performance tests are satisfied).

•	If employment is terminated, benefits will be available in accordance with Alumina Limited’s redundancy policy. Contract can be terminated by either party by providing 12 months notice.

K A Dean, Chief Financial Officer

•	Term commenced 24 October 2005 and is an ongoing agreement.

•	Fixed annual reward, inclusive of superannuation, for the year ending 31 December 2005 of $540,000 per annum, to be reviewed annually by the Compensation Committee.

•	If employment is terminated, benefits will be available in accordance with Alumina Limited’s redundancy policy. Contract can be terminated by the Company providing six months notice to terminate the contract, or three months’ written notice of termination by Mr Dean.

S C Foster, Group Counsel and Company Secretary

•	Term commenced 6 November 2002 and is an ongoing agreement.

•	Mr Foster’s fixed annual reward inclusive of superannuation, increased from $273,000 per annum to $350,000 on 1 August 2005.

•	If employment is terminated, benefits will be available in accordance with Alumina Limited’s redundancy policy. Contract can be terminated by the Company providing six months notice to terminate the contract, or three months’ written notice of termination by Mr Foster.

R D J Davies, Chief Financial Officer (resigned 31 October 2005)

•	Term of agreement – commenced 6 November 2002 and resigned 31 October 2005.

•	Mr Davies’ fixed annual reward inclusive of superannuation, increased from $378,000 per annum to $575,000 per annum on 1 August 2005.

•	Total remuneration for the period until resignation amounted to $406,764.

Alumina Limited and controlled entities

Notes to and forming part of the financial statements for the year ended 31 December 2005

30.	KEY MANAGEMENT PERSONNEL DISCLOSURES (continued)

(d)	Equity instrument disclosures relating to key management personnel

(i) Options

Alumina Limited does not have any ongoing option plans available to non-executive directors, directors, executive and senior managers or staff. Some former WMC Limited employees who are continuing employment in or are otherwise engaged by Alumina Limited, including the Chairman Mr Morley and former CFO, Mr Davies held options in Alumina Limited that were granted under the WMC Employee Share Scheme prior to the demerger of WMC Limited in December 2002. During the course of 2004, Mr Morley exercised all of his remaining options. During the course of 2005, Mr Davies exercised all of his remaining options.

(ii) Stock appreciation plan

Prior to the demerger of WMC Limited, stock appreciation plans (SAPs) were established primarily for, but not restricted to employees in countries outside Australia. The purpose of the SAPs was to provide such employees, who due to securities law constraints were not eligible to participate under the option plans, with benefits similar to those conferred by the option plans.

Employees were not required to pay any amount for the grant of the SAP Rights. Each has a notional allotment price, which is equal to the weighted average sale price of WMC Limited’s shares on the ASX on the trading day that the invitation to apply for the relevant SAP Right was made to the relevant employee (as adjusted as part of the demerger). Upon redemption of a SAP Right before its expiry by the holder, the holder is entitled to a payment equal to the difference between the closing price of WMC Limited (or, post-demerger Alumina Limited) shares on the ASX on the trading day immediately before redemption, and the allotment price (assuming the former amount is higher). Compensation cost is measured as the amount by which the quoted market value of the shares covered by the grant exceeds the allotment price.

(iii) Alumina Employee Share Plan

Senior Executives may be invited (at the Board’s discretion) to participate in the Alumina Employee Share Plan (ESP). The ESP is designed to link Alumina employee rewards with the long-term goals and performance of Alumina Limited, and the generation of shareholder returns.

Each year Senior Executives may be offered (at the Board’s discretion) a conditional entitlement (a performance right) under the ESP, to fully paid ordinary shares in the Company, which are purchased on market. The performance rights vest to Senior Executives at the end of the performance period if the performance tests are achieved over that performance period.

The terms and conditions of each grant or right affecting remuneration in the previous, this and future reporting periods are as follows:

Grant date	End of performance period	Value per right at grant date [1]
26/3/2003	3/12/2003	2.44
26/3/2003	3/12/2004	2.49
26/3/2003	3/12/2005	2.49
19/1/2004	21/12/2006	3.01
25/1/2005	16/12/2007	3.68

[1]	Value is determined by a calculation performed by Mercer Finance and Risk Consulting using an option pricing model which accommodates the exercise, forfeiture and performance hurdle conditions of Alumina Limited’s ESP.

Performance rights do not carry dividend or voting rights prior to any vesting of the performance rights.

When vesting, each performance right results in a beneficial entitlement to one ordinary share.

Details of performance rights over ordinary shares in the company provided as remuneration to each director of Alumina Limited and each of the key management personnel of the Group are set out below.

Name	Number of rights granted during the year		Number of rights vested during the year
	2005	2004	2005	2004
Directors of Alumina Limited
R D J Davies	36,500	37,300	3,000	—
J Marlay	70,600	72,500	5,838	—
K A Dean	—	—	—	—
Other key management personnel of the Group
S C Foster	26,300	27,000	2,175	—

Alumina Limited and controlled entities

Notes to and forming part of the financial statements for the year ended 31 December 2005

30.	KEY MANAGEMENT PERSONNEL DISCLOSURES (continued)

(iv) Options and performance rights holdings

The number of options and performance rights over ordinary shares in the company held during the financial year by each director of Alumina Limited and the key management personnel of the company and the consolidated entity, including their personally related entities, is set out below:

2005	Type of equity-based instrument	Number of performance rights or options held at 1 January 2005 (1)	Number granted during the year as remuneration (2)	Number vested/ exercised during the year		Number lapsed during the year (3)	Number held at 31 December 2005	Vested and exercisable at the end of the year
Name
J Marlay	Share Option	—	—	—		—	—	—
	Performance rights	144,750	70,600	(5,838)		(41,962)	167,550	—
R D J Davies	Share Option	50,000	—	(50,000	)(4)	—	—	—
	Performance rights	74,300	36,500	(3,000)		(107,800)	—	—
S C Foster	Share Option	—	—	—		—	—	—
	Performance rights	53,900	26,300	(2,175)		(15,625)	62,400	—
K A Dean	Share Option	—	—	—		—	—	—
	Performance rights	—	—	—		—	—	—

(1)	Includes the number of performance rights granted for testing in December 2004 (re-tested in June 2005), December 2005, December 2006 but not yet vested.

(2)	Performance rights granted in January 2005 for the 3 year performance test period concluding in December 2007.

(3)	Performance right conditions were not met for tranche 3 of the March 2003 grant and under the ESP Rules 50 per cent of the entitlement lapsed with the remaining 50 per cent to be re-tested in June 2006. In addition, a portion of tranche 2 of the March 2003 grant re-tested in June 2005 lapsed. Mr Davies’ remaining performance rights lapsed on his resignation on 31 October 2005.

(4)	Mr Davies exercised his options and sold the shares he obtained from exercising his options.

2004	Type of equity-based instrument	Number of performance rights or options held at 1 January 2004 (1)	Number granted during the year as remuneration (2)	Number vested during the year	Number lapsed during the year (3)	Number held at 31 December 2004	Vested and exercisable at the end of the year
Name
J Marlay	Share Option	—	—	—	—	—	—
	Performance rights	95,600	72,500	—	(23,350)	144,750	—
R D J Davies	Share Option	50,000	—	—	—	50,000	50,000
	Performance rights	49,000	37,300	—	(12,000)	74,300	—
S C Foster	Share Option	—	—	—	—	—	—
	Performance rights	35,600	27,000	—	(8,700)	53,900	—

(1)	The number of performance rights granted for testing in December 2004, December 2005 and December 2006 but not yet vested.

(2)	Performance rights granted in 2004 for the 3 year performance test period concluding in December 2006.

(3)	Performance right conditions were not met for tranche 2 of the March 2003 grant and under the ESP Rules 50 per cent of the rights lapsed with the remaining 50 per cent to be re-tested in June 2005.

Alumina Limited and controlled entities

Notes to and forming part of the financial statements for the year ended 31 December 2005

30.	KEY MANAGEMENT PERSONNEL DISCLOSURES (continued)

(v) Shareholdings

The numbers of shares in the company held during the financial year by each director of Alumina Limited and the key management personnel of the company and consolidated entity, including their personally-related entities, are set out below.

2005

Name	Balance at the start of the year	Received during the year on the exercise of option/rights	Other changes during the year	Balance at the end of the year
Directors of Alumina Limited Ordinary shares
D M Morley	413,796	—	3,548	417,344
P A F Hay	15,430	—	16,270	31,700
R J McNeilly	23,304	—	4,066	23,370
M R Rayner	26,467	—	1,627	28,094
J Marlay	84,500	5,838	—	90,338
R D J Davies [1]	90,762	53,000	(143,762)	—

1 Mr Davies resigned from the company on 31 October 2005. Other key management personnel of the company and consolidated entity

Ordinary shares
S C Foster	26,500	2,175	—	28,675

2004
Name	Balance at the start of the year	Received during the year on the exercise of option/rights	Other changes during the year	Balance at the end of the year
Directors of Alumina Limited Ordinary shares
D M Morley	310,492	100,000	3,304	413,796
P A F Hay	2,200	—	13,230	15,430
R J McNeilly	20,000	—	3,304	23,304
M R Rayner	20,000	—	6,467	26,467
J Marlay	84,500	—	—	84,500
R D J Davies	90,762	—	—	90,762

Other key management personnel of the company and consolidated entity
Ordinary shares
S C Foster	26,500	—	—	26,500

Alumina Limited and controlled entities

Notes to and forming part of the financial statements for the year ended 31 December 2005

30.	KEY MANAGEMENT PERSONNEL DISCLOSURES (continued)

(e)	Loans to directors and executives

No loans were made to directors or specified executives of Alumina Limited and other key management personnel of the Group, including their personally-related entities in 2005 and 2004.

(f)	Other transactions with key management personnel

Directors of Alumina Limited

A director Mr P A F Hay, was the Chief Executive Officer of Freehills until 30 June 2005. Freehills has previously provided legal services to Alumina Limited and a number of Alumina Limited controlled entities on normal commercial terms and conditions. No services were provided during 2005 (2004: $3,279).

Aggregate amounts of each of the above types of transactions were:

	2005 $	2004 $
Amounts recognised as expense
Legal fees	—	3,279

31.	REMUNERATION OF AUDITORS

During the year the following fees were paid or payable for services provided by the auditor of the parent entity, and its related practices:

	Consolidated Entity		Parent Entity
	$Thousand		$Thousand
	2005	2004	2005	2004
(a) Remuneration for audit or review of the parent entity or any entity in the consolidated entity:
Audit of parent entity – PricewaterhouseCoopers – fees for annual audit	283	252	252	223
Additional 2003 costs incurred in 2004	—	2	—	2
Audit of Annual Report on US Form 20-F – fees for annual audit	105	112	105	112
Advice on accounting standards (including transition to A-IFRS)	321	30	321	30

	709	396	678	367

(b) Remuneration for other assurance services:
Other	—	5	—	5
(c) Remuneration for taxation services:
Overseas tax services	101	174	—	—

Total	810	575	678	372

It is the consolidated entity’s policy only to employ PricewaterhouseCoopers on assignments additional to their statutory audit duties where PricewaterhouseCoopers’ expertise and experience with the consolidated entity are important or where PricewaterhouseCoopers is awarded assignments on a competitive basis.

32.	EVENTS OCCURRING AFTER BALANCE SHEET DATE

There have been no significant events since 31 December 2005.

Alumina Limited and controlled entities

Notes to and forming part of the financial statements for the year ended 31 December 2005

33.	FINANCIAL REPORTING BY SEGMENT

(a)	Business segments

Year ended 31 December 2005 and 31 December 2004

Alumina Limited’s primary assets are its 40% interest in the series of operating entities forming AWAC. The company operates in the alumina/aluminium business through its equity interests in AWAC.

(b)	Geographical segments

	Australia	North America	Europe	Caribbean, Sth America & Africa*	Total
Consolidated	—	—	—	—	—
Segment revenue by location of customer**	—	—	—	—	—
Unallocated revenue	4.0	—	—	—	4.0

Consolidated revenue					4.0

Investments in Associates	1,030.2	356.0	54.8	553.9	1,994.9
Segment assets	12.6	1.3	4.7	—	18.6
Segment liabilities	483.2	0.1	—	—	483.3

Consolidated net assets					1,530.2

Acquisitions of non-current assets	—	—	—	—	—

Total acquisitions of non-current assets					—

	Australia	North America	Europe	Caribbean, Sth America & Africa*	Total
Consolidated	—	—	—	—	—
Segment revenue by location of customer**	—	—	—	—	—
Unallocated revenue	8.9	—	—	—	8.9

Consolidated revenue					8.9

Investments in Associates	758.0	352.3	50.9	540.9	1,702.1
Segment assets	110.9	1.4	0.4	8.4	121.1
Segment liabilities	402.8	0.1	—	8.4	411.3

Consolidated net assets					1,411.9

Acquisitions of non-current assets	—	—	—	51.1	51.1

Total acquisitions of non-current assets					51.1

*	Predominantly includes assets in Jamaica, Brazil, Suriname and Guinea.

**	The Group had no sale of goods and services for the year; therefore no segment revenue is disclosed.

Alumina Limited and controlled entities

Notes to and forming part of the financial statements for the year ended 31 December 2005

34.	EXPLANATION OF TRANSITION TO AUSTRALIAN EQUIVALENTS TO IFRS

(1)	Reconciliation of equity reported under previous Australian Generally Accepted Accounting Principles (AGAAP) to equity under Australian equivalents to IFRS (A-IFRS)

(a)	At the date of transition to A-IFRS: 1 January 2004

		Consolidated Entity				Parent Entity
		$Million				$Million
	Notes	Previous AGAAP	Effect of transition to A-IFRS		A-IFRS	Previous AGAAP	Effect of transition to A-IFRS	A-IFRS
CURRENT ASSETS
Cash and cash equivalents		165.3	—		165.3	153.6	—	153.6
Receivables		4.0	—		4.0	0.4	—	0.4
Deferred tax assets	(d)	4.1	0.7		4.8	4.5	0.7	5.2
Other		0.3	—		0.3	—	—	—

Total current assets		173.7	0.7		174.4	158.5	0.7	159.2

NON-CURRENT ASSETS
Investments accounted for using the equity method	(b),(f), (g)	1,625.0	(17.5	) [1]	1,607.5	717.7	—	717.7
Other financial assets		—	—		—	784.6	—	784.6
Property, plant and equipment		0.4	—		0.4	0.4	—	0.4

Total non-current assets		1,625.4	(17.5)		1,607.9	1,502.7	—	1,502.7

TOTAL ASSETS		1,799.1	(16.8)		1,782.3	1,661.2	0.7	1,661.9

CURRENT LIABILITIES
Payables		3.2	—		3.2	2.8	—	2.8
Interest bearing liabilities		467.0	—		467.0	467.0	—	467.0
Current tax liabilities		2.5	—		2.5	2.5	—	2.5
Provisions		0.1	—		0.1	0.1	—	0.1
Other		2.3	—		2.3	2.4	—	2.4

Total current liabilities		475.1	—		475.1	474.8	—	474.8

NON-CURRENT LIABILITIES
Payables		—	—		—	49.8	—	49.8
Provisions		0.2	—		0.2	0.2	—	0.2

Total non-current liabilities		0.2	—		0.2	50.0	—	50.0

TOTAL LIABILITIES		475.3	—		475.3	524.8	—	524.8

NET ASSETS		1,323.8	(16.8)		1,307.0	1,136.4	0.7	1,137.1

EQUITY
Parent entity interest:
Contributed equity		384.8	—		384.8	384.8	—	384.8
Reserves:
- Group	(a),(b), (f),(g)	131.0	(80.3)		50.7	240.2	0.2	240.4
- Associates	(b)	—	1.4		1.4	—	—	—
Retained profits:
- Group	(b),(i)	400.3	81.0		481.3	511.4	0.5	511.9
- Associates	(i)	407.7	(18.9)		388.8	—	—	—

TOTAL EQUITY		1,323.8	(16.8)		1,307.0	1,136.4	0.7	1,137.1

[1]	The transitional adjustments applicable to the Balance Sheet at 1 January 2004, as shown in the Group’s June 2005 Half-Year ASX Report have been amended to reflect changes made in the accounts of AWAC entities. Those changes, amounting to $4.2 million increase of net assets, have been recognised through the Group’s equity investment in the AWAC Joint Venture.

Alumina Limited and controlled entities

Notes to and forming part of the financial statements for the year ended 31 December 2005

34.	EXPLANATION OF TRANSITION TO AUSTRALIAN EQUIVALENTS TO IFRS (continued)

(1)	Reconciliation of equity reported under previous Australian Generally Accepted Accounting Principles (AGAAP) to equity under Australian equivalents to IFRS (A-IFRS)

(b)	At the end of the last reporting period under previous AGAAP: 31 December 2004

		Consolidated Entity			Parent Entity
		$Million			$Million
	Notes	Previous AGAAP	Effect of transition to A-IFRS	A-IFRS	Previous AGAAP	Effect of transition to A-IFRS	A-IFRS
CURRENT ASSETS
Cash and cash equivalents		117.9	—	117.9	107.6	—	107.6
Receivables		0.8	—	0.8	0.6	—	0.6
Deferred tax assets	(d)	—	2.1	2.1	—	2.1	2.1
Other	(e)	0.6	(0.6)	—	—	—	—

Total current assets		119.3	1.5	120.8	108.2	2.1	110.3

NON-CURRENT ASSETS
Investments accounted for using the equity method	(b), (c),(f),(g)	1,721.7	(19.6)[1]	1,702.1	717.7	—	717.7
Other financial assets		—	—	—	784.6	—	784.6
Property, plant and equipment		0.3	—	0.3	0.3	—	0.3

Total non-current assets		1,722.0	(19.6)	1,702.4	1,502.6	—	1,502.6

TOTAL ASSETS		1,841.3	(18.1)	1,823.2	1,610.8	2.1	1,612.9

CURRENT LIABILITIES
Payables		2.4	—	2.4	2.3	—	2.3
Interest bearing liabilities		397.9	—	397.9	397.9	—	397.9
Provisions		0.1	—	0.1	0.1	—	0.1
Other		10.7	—	10.7	2.1	—	2.1

Total current liabilities		411.1	—	411.1	402.4	—	402.4

NON-CURRENT LIABILITIES
Payables		—	—	—	132.4	—	132.4
Provisions		0.2	—	0.2	0.2	—	0.2

Total non-current liabilities		0.2	—	0.2	132.6	—	132.6

TOTAL LIABILITIES		411.3	—	411.3	535.0	—	535.0

NET ASSETS		1,430.0	(18.1)	1,411.9	1,075.8	2.1	1,077.9

EQUITY
Parent entity interest:
Contributed equity		404.1	—	404.1	404.1	—	404.1
Treasury shares	(e)	—	(0.6)	(0.6)	—	—	—
Reserves:
- Group	(a),(b), (f),(g)	133.2	(80.6)	52.6	240.2	0.5	240.7
- Associates	(b)	—	2.4	2.4	—	—	—
Retained profits:
- Group	(i)	358.5	83.0	441.5	431.5	1.6	433.1
- Associates	(i)	534.2	(22.3)	511.9	—	—	—

TOTAL EQUITY		1,430.0	(18.1)	1,411.9	1,075.8	2.1	1,077.9

[1]	The transitional adjustments applicable to the Balance Sheet at 31 December 2004, as shown in the Group’s June 2005 Half-Year ASX Report have been amended to reflect changes made in the accounts of AWAC entities. Those changes, amounting to $4.2 million increase of net assets, have been recognised through the Group’s equity investment in the AWAC Joint Venture.

Alumina Limited and controlled entities

Notes to and forming part of the financial statements for the year ended 31 December 2005

34.	EXPLANATION OF TRANSITION TO AUSTRALIAN EQUIVALENTS TO IFRS (continued)

(1)	Reconciliation of equity reported under previous Australian Generally Accepted Accounting Principles (AGAAP) to equity under Australian equivalents to IFRS (A-IFRS)

(c)	Adjustments on transition to AASB 132 Financial Instruments: Disclosures and Presentation and AASB 139 Financial Instruments: Recognition and Measurement: 1 January 2005

		Consolidated Entity			Parent Entity
		$Million			$Million
	Notes	A-IFRS 31 December 2004	Adjustment	1 January 2005	31 December 2004	Adjustment	1 January 2005
CURRENT ASSETS
Cash and cash equivalents		117.9	—	117.9	107.6	—	107.6
Receivables		0.8	—	0.8	0.6	—	0.6
Deferred tax assets		2.1	—	2.1	2.1	—	2.1
Other		—	—	—	—	—	—

Total current assets		120.8	—	120.8	110.3	—	110.3

NON-CURRENT ASSETS
Investments accounted for using the equity method	(h)	1,702.1	2.1	1,704.2	717.7	—	717.7
Other financial assets		—	—	—	784.6	—	784.6
Property, plant and equipment		0.3	—	0.3	0.3	—	0.3

Total non-current assets		1,702.4	2.1	1,704.5	1,502.6	—	1,502.6

TOTAL ASSETS		1,823.2	2.1	1,825.3	1,612.9	—	1,612.9

CURRENT LIABILITIES
Payables		2.4	—	2.4	2.3	—	2.3
Interest bearing liabilities		397.9	—	397.9	397.9	—	397.9
Provisions		0.1	—	0.1	0.1	—	0.1
Other		10.7	—	10.7	2.1	—	2.1

Total current liabilities		411.1	—	411.1	402.4	—	402.4

NON-CURRENT LIABILITIES
Payables		—	—	—	132.4	—	132.4
Provisions		0.2	—	0.2	0.2	—	0.2

Total non-current liabilities		0.2	—	0.2	132.6	—	132.6

TOTAL LIABILITIES		411.3	—	411.3	535.0	—	535.0

NET ASSETS		1,411.9	2.1	1,414.0	1,077.9	—	1,077.9

EQUITY
Parent entity interest:
Contributed equity		404.1	—	404.1	404.1	—	404.1
Treasury shares		(0.6)	—	(0.6)	—	—	—
Reserves:
- Group		52.6	—	52.6	240.7	—	240.7
- Associates	(h)	2.4	2.1	4.5	—	—	—
Retained profits:
- Group		441.5	—	441.5	433.1	—	433.1
- Associates		511.9	—	511.9	—	—	—

TOTAL EQUITY		1,411.9	2.1	1,414.0	1,077.9	—	1,077.9

[1]	The transitional adjustments applicable to the Balance Sheet at 1 January 2005, as shown in the Group’s June 2005 Half-Year ASX Report have been amended to reflect changes made in the accounts of AWAC entities. Those changes, amounting to $12.1 million increase of net assets, have been recognised through the Group’s equity investment in the AWAC Joint Venture.

Alumina Limited and controlled entities

Notes to and forming part of the financial statements for the year ended 31 December 2005

34.	EXPLANATION OF TRANSITION TO AUSTRALIAN EQUIVALENTS TO IFRS (continued)

(2)	Reconciliation of profit for the year ended 31 December 2004

		Consolidated Entity			Parent Entity
		$Million			$Million
	Notes	Previous AGAAP	Effect of transition to A-IFRS	A-IFRS	Previous AGAAP	Effect of transition to A-IFRS	A-IFRS
Revenue from ordinary activities		8.9	—	8.9	156.8	—	156.8
Other income	(a)	47.9	(3.4)	44.5	14.1	—	14.1
General and administrative expenses	(b)	(8.4)	(0.3)	(8.7)	(7.5)	(0.3)	(7.8)
Borrowing costs		(8.1)	—	(8.1)	(8.3)	—	(8.3)
Share of net profits of associates accounted for using the equity method	(b),(c) (f),(g)	286.9	(3.4)	283.5	—	—	—

Profit from ordinary activities before tax		327.2	(7.1)	320.1	155.1	(0.3)	154.8
Income tax expense	(d)	(5.1)	1.4	(3.7)	(1.9)	1.4	(0.5)

Net profit attributable to members of Alumina Limited		322.1	(5.7)	316.4	153.2	1.1	154.3

(3)	Reconciliation of cash flow statement for the year ended 31 December 2004

The adoption of A-IFRS has not resulted in any material adjustments to the cash flow statement.

(4)	Notes to the reconciliations

(a)	Foreign currency translation reserve: cumulative translation differences

The Group has elected to apply the exemption in AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards. The cumulative translation differences for all foreign operations represented in the foreign currency translation reserve are deemed to be zero at the date of transition to A-IFRS. The effect is:

(i) At 1 January 2004

For the Group the balance of the $80.5 million credit in the foreign currency translation reserve is reduced to zero. Retained earnings are increased by this amount.

(ii) At 31 December 2004

For the Group the balance of the $82.4 million credit in the foreign currency translation reserve is reduced to a credit of $1.0 million, representing the movement in the translation reserve for 2004. Retained earnings are increased by this amount.

(iii) For the year ended 31 December 2004

A-IFRS requires the cumulative translation reserve to be recycled through the income statement on the disposal of a foreign operation when the gain or loss on disposal is recognised. Given that Alumina Limited sold its investment in the Specialty Chemical assets, there is an impact of $3.4 million for the comparative period, and $0.9 million against retained earnings.

(b)	Share-based payments

Under AASB 2 Share-based Payment from 1 July 2004 the Group is required to recognise an expense for those performance share rights that were issued to employees under the Alumina Employee Share Plan after 7 November 2002 but had not vested by 1 January 2005 and for two significant share based payment schemes in place in AWA Atlantic. The effect of this is:

(i) At 1 January 2004

For the Group there has been a decrease in retained earnings of $1.3 million and a corresponding increase in reserves. For the Group there has also been an increase in Alumina’s investment in associates and a corresponding increase in retained earnings of $11.9 million.

(ii) At 31 December 2004

For the Group there has been an increase in retained earnings of $2.2 million, a corresponding increase in reserves of $3.0 million and an increase in Alumina’s investments in associates of $5.2 million.

(iii) For the year ended 31 December 2004

For the Group there has been an increase in employee benefits expense of $0.3 million and a decrease in Alumina’s share of net profits of associates accounted for under the equity method of $7.9 million.

Alumina Limited and controlled entities

Notes to and forming part of the financial statements for the year ended 31 December 2005

34.	EXPLANATION OF TRANSITION TO AUSTRALIAN EQUIVALENTS TO IFRS (continued)

(4)	Notes to the reconciliations (continued)

(c)	Business combinations

Under AASB 3, amortisation of goodwill is prohibited, and replaced by impairment testing performed at least annually. Previously, goodwill was amortised on a straight line basis over 20 years. AASB 3 requires prior period information, presented as comparative information, to be restated as if the requirements of this Standard had always applied. The treatment of past business combinations (business combinations that occurred before the date of transition to Australian equivalents to IFRS) would be restated to comply with AASB 3. Goodwill at transition date (1 January 2004) is fixed and used as deemed cost given that the exemption option in AASB 3 not to restate past business combinations is taken. The effect of this is:

(i) At 1 January 2004

There is no effect on the Group.

(ii) At 31 December 2004

For the Group there has been an increase in Alumina’s Investments in associates of $16.2 million. Retained earnings also increased by this amount.

(iii) For the year ended 31 December 2004

For the Group there has been an increase in Alumina’s share of net profits of associates accounted for under the equity method of $16.2 million.

(d)	Deferred tax assets

Under AASB 112, a deferred tax asset shall be recognised for the carry forward of unused tax losses and unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilised. The effect of this is:

(i) At 1 January 2004

For the Group, $2.4 million of Group losses will be recognised as a deferred tax asset of $0.7 million.

(ii) At 31 December 2004

For the Group, $7.1 million of Group losses will be recognised as a deferred tax asset of $2.1 million.

(iii) For the year ended 31 December 2004

For the Group, there has been recognition of $4.8 million of Group losses resulting in a deferred tax asset of $1.4 million with a resulting decrease in income tax expense.

(e)	Treasury shares

Under AASB 132, if an entity reacquires its own equity instruments those instruments (treasury shares) shall be deducted from equity. Alumina Limited had purchased shares for its long term incentive plan and classified the cost as other assets. Under A-IFRS, a separate component in equity is required to disclose treasury shares. The effect of this is:

(i) At 1 January 2004

There is no effect on the Group.

(ii) At 31 December 2004

For the Group there has been a decrease in other current assets of $0.6 million and a corresponding decrease in equity.

(iii) For the year ended 31 December 2004

There is no effect on the Group.

(f)	Retirement benefit obligations

Alcoa of Australia and AWA Atlantic are both sponsors of superannuation plans with defined benefit entitlements. Under previous AGAAP, cumulative gains and losses on the defined benefit section were not recognised on the balance sheet by Alumina Limited.

At the date of transition, a liability is recognised in the provision for employee benefits. It is measured as the difference between the present value of the employees’ accrued benefits at that date and the net market value of the superannuation fund’s assets at that date.

Alumina Limited will early adopt AASB 119 using the “full recognition of actuarial gains and losses through profit” approach. The effect of this is:

(i) At 1 January 2004

For the Group, there has been a decrease in Alumina’s investments in associates of $1.1 million with a resulting increase in retained earnings of $0.5 million and a corresponding decrease in the translation reserve of $1.6 million.

(ii) At 31 December 2004

For the Group, there has been a decrease in Alumina’s investments in associates of $11.9 million with a resulting decrease in retained earnings of $10.3 million and a corresponding decrease in the translation reserve of $1.6 million.

(iii) For the year ended 31 December 2004

For the Group there has been a reduction in Alumina’s share of net profits of associates accounted for under the equity method of $10.9 million.

Alumina Limited and controlled entities

Notes to and forming part of the financial statements for the year ended 31 December 2005

34.	EXPLANATION OF TRANSITION TO AUSTRALIAN EQUIVALENTS TO IFRS (continued)

(4)	Notes to the reconciliations (continued)

(g)	Asset retirement obligations

The provisions for dismantling, removal and restoration of each refinery owned by Alumina’s associates are required to be recalculated in the light of AASB 116 and AASB 138. This will impact the associates property, plant and equipment, accumulated depreciation, deferred tax balances and provisions at transition date. The effect of this is:

(i) At 1 January 2004

For the Group, there has been a decrease in Alumina’s investments in associates of $28.2 million with a resulting decrease in retained earnings of $30.2 million and a corresponding increase in the translation reserve of $2.0 million.

(ii) At 31 December 2004

For the Group, there has been a decrease in Alumina’s investments in associates of $29.1 million with a resulting decrease in retained earnings of $31.0 million and a corresponding increase in the translation reserve of $0.1 million.

(iii) For the year ended 31 December 2004

For the Group there has been a decrease in Alumina’s share of net profits of associates accounted for under the equity method of $0.9 million.

(h)	Financial instruments

The Group has elected to apply the exemption from restatement of comparatives for AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement. It has therefore continued to apply the previous AGAAP rules to derivatives, financial assets and financial liabilities and also to hedge relationships for the comparative periods. The adjustments required for differences between AGAAP and AASB 132 and AASB 139 have been determined and recognised at 1 January 2005. Refer to section 1 of this note and Note 1 for further details.

(i)	Retained earnings

The effect on retained earnings of the changes set out above are as follows:

	Notes	1 January 2004	31 December 2004
		$Million	$Million

Foreign currency translation reserve	(a)	80.5	81.4
Share-based payments	(b)	10.6	2.2
Business combinations	(c)	—	16.2
Deferred tax assets	(d)	0.7	2.1
Retirement benefit obligations	(f)	0.5	(10.3)
Asset retirement obligations	(g)	(30.2)	(30.9)

		62.1	60.7

Attributable to:
Retained profits-Group		81.0	83.0
Retained profits-Associates		(18.9)	(22.3)

		62.1	60.7

(j)	Tax consolidation

Alumina Limited and its wholly-owned Australian controlled entities implemented the tax consolidation legislation as of 1 January 2004. Under previous AGAAP, the parent entity did not recognise tax amounts relating to transactions, events and balances of the tax consolidated entities as if these were its own.

Under A-IFRS, the parent entity only recognises the current tax payable and deferred tax assets arising from unused tax losses and unused tax credits assumed from controlled entities in the tax consolidation Group.

(i) At 1 January 2004

There is no effect on the Group.

(ii) At 31 December 2004

There is no effect on the Group.

(iii) For the year ended 31 December 2004

There is no effect on the Group.

Alumina Limited and controlled entities

Notes to and forming part of the financial statements for the year ended 31 December 2005

DIRECTORS’ DECLARATION

In the directors’ opinion:

a)	the financial statements and notes set out on pages 1 to 49 are in accordance with the Corporations Act 2001, including:

(i)	complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(ii)	giving a true and fair view of the Company’s and consolidated entity’s financial position as at 31 December 2005 and of their performance, as represented by the results of their operations and their cash flows, for the financial year ended on that date;

b)	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable; and

c)	at the date of this declaration, there are reasonable grounds to believe that the members of the Closed Group identified in Note 26 will be able to meet any obligations or liabilities to which they are, or may become, subject by virtue of the deed of cross guarantee described in Note 26.

The directors have been given the declarations by the Chief Executive Officer and Chief Financial Officer required by section 295A of the Corporation Act 2001.

This declaration is made in accordance with a resolution of the Directors.

/s/ Donald M Morley
Donald M Morley
Chairman

28 February 2006

Alumina Limited and controlled entities

Notes to and forming part of the financial statements for the year ended 31 December 2005

Independent audit report to the members of Alumina Limited

Audit opinion

In our opinion, the financial report of Alumina Limited:

•	gives a true and fair view, as required by the Corporations Act 2001 in Australia, of the financial position of Alumina Limited and the Alumina Limited Group (defined below) as at 31 December 2005, and of their performance for the year ended on that date, and

•	is presented in accordance with the Corporations Act 2001, Accounting Standards and other mandatory financial reporting requirements in Australia, and the Corporations Regulations 2001.

This opinion must be read in conjunction with the rest of our audit report.

Scope

The financial report and directors’ responsibility

The financial report comprises the balance sheet, income statement, cash flow statements, statement of changes in equity, accompanying notes to the financial statements, and the directors’ declaration for both Alumina Limited (the company) and the Alumina Limited Group (the consolidated entity), for the year ended 31 December 2005. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected. For further explanation of an audit, visit our website http://www.pwc.com/au/financialstatementaudit.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company’s and the consolidated entity’s financial position, and of their performance as represented by the results of their operations, changes in equity and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

•	examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and

•	assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

Alumina Limited and controlled entities

Notes to and forming part of the financial statements for the year ended 31 December 2005

While we considered the effectiveness of management’s internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

PricewaterhouseCoopers

/s/ Tim Goldsmith

Tim Goldsmith	Melbourne
Partner	28 February 2006

Alumina Limited and controlled entities

Notes to and forming part of the financial statements for the year ended 31 December 2005

To:	The Manager
Announcements
Company Announcements Office
Australian Stock Exchange

Public Announcement 2006 – 6AWC

Attached, in accordance with Listing Rule 4.7, is a copy of Alumina Limited’s Concise Annual Report 2005 that will be distributed to shareholders today.

Stephen Foster
Company Secretary	Alumina Limited ABN 85 004 820 419

24 March 2006	GPO Box 5411 Melbourne Vic 3001 Australia Level 12 IBM Centre 60 City Road Southbank Vic 3006 Australia Tel +61 (0)3 8699 2600 Fax +61 (0)3 8699 2699 Email info@aluminalimited.com

Long-term profitability demands direction, planning and timely action. This year has been a time of progress for Alumina Limited and our AWAC joint venture with Alcoa. By investing now, we can continue to build a sustainable asset to provide growth and dividends well into the future.

PART 1

SECTION 1 MAKING THINGS HAPPEN
Chairman + CEO’s Report	10

SECTION 2 MAKING PROFITS
Results + Market Outlook	18

SECTION 3 MAKING VISION A REALITY
Alumina Limited + AWAC Strategy	24

PART 2

Corporate Governance Report	36
Directors’ Report	46
Remuneration Report	50
Concise Financial Statements	71
Directors’ Declaration	78
Independent Auditor’s Report	79

ALUMINA LIMITED ABN 85 004 820 419 // The Alumina Limited Concise Annual Report 2005 provides a review of Alumina Limited’s, operating performance and financial data for the year ended 31 December 2005. The Concise Report for the purposes of section 314(2) of the Corporations Act 2001 comprises two parts: Part 1 (Concise Report) and Part 2 (Concise Report). The two parts are distributed together as one document and should be read together. These documents may be distributed by a person on the basis that Part 1 (Concise Report) and Part 2 (Concise Report) are distributed together. Printed reports are available for distribution to shareholders and prospective investors, or may be accessed via the Alumina Limited website (www.aluminalimited.com). All dollar amounts are Australian dollars and all units of measurement are metric unless otherwise stated.

Some statements in this report are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as ‘anticipate’, ‘estimates’, ‘should’, ‘will’, ‘expects’, ‘plans’ or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; and (e) the other risk factors summarised in Alumina’s Form 20-F for the year ended 31 December 2004.

We are pleased to report that the Company delivered substantial returns in 2005, with a profit of $316 million and total shareholder return of 28 per cent. In the three years since demerger, the Company has produced consistent earnings and pursued profitable growth options for shareholders.

In the worldwide resources industry, Alumina Limited has a unique position with a 40 per cent interest in the Alcoa World Alumina and Chemicals (AWAC) business. In 2005, AWAC continued its construction of the Pinjarra refinery efficiency upgrade and committed to major expansion at its world-class alumina refineries in Brazil and Jamaica. AWAC has also commenced the development of its wholly owned Juruti bauxite mine in Brazil. Through Alumina Limited’s investment in AWAC, we are progressing our strategy of delivering both long-term value and substantial dividends to shareholders.

2005 Results

Alumina Limited’s 2005 net profit after tax of $316 million was in line with 2004. Underlying earnings after tax rose by 5 per cent to $331 million. Higher alumina and aluminium prices offset significantly higher energy and raw material costs.

Return on equity of 20.6 per cent was lower than in 2004 (22.4 per cent), reflecting the significant capital expenditure during the year on AWAC growth projects. The Board declared fully franked dividends of 20 cents for the 2005 year. This is consistent with the Board’s stated intention to at least maintain dividends through our current growth phase, and represents a dividend payout ratio of 73 per cent. This compares with dividends declared for 2004 of 20 cents, franked to 17.5 cents. During the year, Alcoa of Australia Ltd and Alumina Limited applied for a ruling from the Australian Taxation Office (ATO) to release substantial franking credits that had been accumulated in Alcoa of Australia. The positive ruling enabled the 2005 interim dividend to be fully franked and provides confidence of the Company’s capacity to declare fully franked dividends at the current level, through until the first quarter of 2007.

Alumina Limited’s corporate costs in 2005 were $1.2 million higher than 2004 (net of costs relating to the WMC Stock Appreciation Plan), due primarily to the additional costs of obtaining the ATO ruling relating to the release of franking credits, recruitment and staffing costs, and fees associated with the implementation of A-IFRS.

The Company’s share price increased from $5.94 at 1 January 2005 to $7.42 by year end, capitalising it at $8.6 billion. Alumina Limited’s share price has appreciated significantly more than the average of its peers in the Global Aluminium Index.

AWAC’s Results

AWAC generated a profit of US$645 million, up 10 per cent, with operating cash flows of US$802 million in 2005. AWAC’s return on equity of 19.8 per cent for the year, and an average of 19.8 per cent over the five years from 2001 to 2005, demonstrates consistent strength in returns through economic cycles.

Cash dividends paid by AWAC to Alumina Limited were lower at $96 million ($160 million in 2004) due to AWAC’s cash flow being partially utilised to fund capital expenditure. A further dividend paid to Alumina Limited and reinvested in Alcoa of Australia is discussed on page 21.

AWAC’s capital expenditure was US$608 million in 2005, compared with US$321 million in 2004. Capital expenditure of US$428 million in 2005 for growth projects was predominantly for the Pinjarra alumina refinery upgrade and early work on the Jamalco alumina refinery, Alumar alumina refinery and Juruti bauxite mine projects.

AWAC’s Operating Performance

Alcoa manages the operations of the AWAC joint venture. AWAC’s safety performance continues to lead the alumina/aluminium industry, with a lost work day rate of 0.11 per 200,000 man hours worked in 2005, compared to an industry average of approximately 0.4.

AWAC’s alumina production in 2005 was 13.7 million tonnes, compared with 13.6 million tonnes in 2004, with five refineries achieving annual production records. AWAC’s alumina production in 2005 fell short of target due to the combined impact of production issues in the Australian refineries in the first half of 2005, lower production levels at the Suralco refinery in Suriname and unscheduled shutdowns at the Jamalco and Point Comfort refineries caused by hurricanes Rita and Wilma. Production at the Suralco refinery fell short of plan due to lower bauxite quality as existing mines approach the end of their productive life and before new mines are brought on stream.

INCREASING DEMAND +	AWAC EXPANSION OPTIONS =	STRONG PRODUCTION GROWTH

AWAC production costs for alumina rose by US$26 per tonne, principally due to higher input costs for energy, caustic soda and purchased bauxite, higher freight costs, increased maintenance, and a higher A$ exchange rate. Higher alumina and aluminium prices received by AWAC offset these higher costs. The average LME aluminium metal price for 2005 increased to US 86 cents per pound from US 78 cents per pound in the previous year. AWAC alumina prices were higher as a consequence and also as a result of improved terms for AWAC third-party alumina contracts.

We advised at the start of 2005 that AWAC had negotiated improved contract prices, equivalent to 2 per cent of LME metal prices, for about one-third of long-term supply agreements with third-party customers. AWAC’s average realised price for alumina in 2005 was US$239 per tonne.

Aluminium production at AWAC’s smelters at Portland (55 per cent AWAC owned) and Point Henry in 2005 was 2 per cent lower than the prior year at 377,000 tonnes, due to a fourth quarter power outage and the subsequent extended recovery process at Portland. The Point Henry smelter incurred the cost of the four-yearly overhaul of the Anglesea power station. This reduced the Company’s earnings in the first half of 2005 by A$9 million.

Alumina Limited’s Strategy

The Alumina Limited Board conducted a comprehensive review of corporate strategy and reaffirmed our commitment to the strategy of a sole focus on the Company’s 40 per cent interest in AWAC, providing exposure to bauxite mining, alumina refining and selected aluminium smelting operations.

AWAC’s strategy is to expand its long-life, low-cost alumina refineries to meet growth in global consumption. The continuing growth of the Chinese economy supports a positive global outlook for aluminium and alumina demand.

AWAC Growth Projects

AWAC is well positioned to benefit from the strong alumina market and an improving world economy. The high growth rate of Chinese aluminium consumption (a 16 per cent increase in 2005) and US economic strength contributed to a 5 per cent increase in global consumption of aluminium during the year. AWAC’s alumina production capacity is expanding in 2006 to supply this growth. The Pinjarra efficiency upgrade of 657,000 metric tonnes per year (mtpy) is due for mechanical completion in the first quarter of 2006.

AWAC approved expansions at the Alumar (Brazil) and Jamalco (Jamaica) alumina refineries in 2005. These projects, together with the Pinjarra efficiency upgrade, are designed to increase AWAC’s alumina production capacity by 3.2 million mtpy by the end of 2008.

AWAC and its Jamalco partner, the Government of Jamaica, agreed to expand the Jamalco alumina refinery capacity by 1.5 million mtpy to 2.8 million mtpy. AWAC will fund the full cost of the expansion (estimated at US$1.2 billion), and will own all the increased production capacity.

AWAC also committed to the expansion of the Alumar alumina refinery in Sao Luis, Brazil and the development of a bauxite mine in Juruti in the Para State of Brazil. AWAC is implementing specific organisational structures and processes to manage the Alumar and Jamalco expansion projects. This includes engineering and construction alliances with outside contractors who will integrate with AWAC on these projects.

When completed, these projects will significantly increase AWAC’s alumina production, enhancing AWAC’s profitability as well as funding further capacity expansion and dividends to shareholders. AWAC’s current and potential growth projects are described in Section 3 on page 26.

ALUMINA LIMTED’S STRONG BALANCE SHEET WILL ENABLE TO PROVIDE ADEQUATE FUNDING CAPACITY FOR ITS SHARE OF THESE EXPANSION PROJECTS.

Capital Management

AWAC will use its strong operating cash flow to partially fund this capacity growth, with the remainder being contributed by Alumina Limited and Alcoa. Alumina Limited’s strong balance sheet will enable it to provide adequate funding capacity for its share of these expansion projects. Alumina and Alcoa are developing funding plans for future expansion projects under which, if agreed, the Company would fund its share of the capital projects and continue to pay franked dividends.

Alumina Limited’s net debt increased during the year from $280 million to $463 million, reflecting the lower level of dividends paid by AWAC, as a significant part of AWAC’s cash flow was invested in refinery expansions. The movement in the A$/US$ exchange rate also increased the Company’s borrowings when translated to Australian dollars. AWAC held net cash of US$106 million at 31 December 2005.

Alumina Limited will increase its debt facilities to ensure it has sufficient capacity for contribution to the Sāo Luis and Jamalco refinery expansion projects. It is intended that these facilities will be put in place progressively. Alumina’s increased debt levels in the future will result in the Company’s interest costs rising significantly from 2006.

In November 2005, Standard & Poor’s reviewed Alumina Limited’s financial position and capacity to fund its participation in AWAC’s approved growth program over the next several years. Standard & Poor’s confirmed the Company’s A– long-term debt credit rating. The Board’s intention, subject to business conditions, is to continue to at least maintain dividends to Alumina Limited shareholders at current levels through the period of substantial investment in AWAC growth projects.

Governance

Alumina Limited’s annual results are reported on the basis of the Australian equivalents to International Financial Reporting Standards (A-IFRS) for the first time.

The Board and management work together to advance and protect the interests of shareholders. Alumina Limited meets ASX best practice corporate governance principles. A complete outline of our corporate governance practices are described on page 36 in Part 2 of this report.

Alumina Limited’s management team and employees deal with a variety of complex strategic and business issues relating to the Company and its interest in AWAC.

A review of employee remuneration was undertaken during 2005 and Directors concluded that changes to both the structure and level of executive remuneration were required. A full explanation is provided in the Remuneration Report. Shareholders will have the opportunity to consider the Remuneration Report at the 2006 Annual General Meeting.

The Company’s Chief Financial Officer, Bob Davies, resigned to take up a position as CFO with the major Canadian resources company, Inco Limited. We thank Bob for his valuable contributions to Alumina Limited. Mr Ken Dean accepted the position of Chief Financial Officer in October 2005. Ken joined us after a 30-year career with Shell, both in Australia and overseas.

We thank our employees for their contribution and commitment to achieving our objectives.

Market Conditions and Outlook

Global alumina and aluminium consumption exceeded production in 2005. Alumina refining capacity worldwide was, and is expected to continue at high utilisation levels in 2006. Aluminium inventories remain low. Alumina and aluminium demand is forecast to exceed production through 2006. In addition, materially higher power costs continue to impact the aluminium industry, causing several aluminium smelters in Europe and North America to cease production during 2005.

LME aluminium prices in early 2006 have risen above 2005 levels resulting in higher alumina prices for AWAC.

Alumina production is targeted to increase in 2006 with the full commissioning of the Pinjarra project during quarters two and three, resolution of production issues at the Suralco refinery and assuming no loss of production due to weather at AWAC’s refineries in the Gulf of Mexico and the Caribbean.

AWAC ANNOUNCED A 2.1 MILLION TONNE CAPACITY EXPANSION OF THE ALUMAR ALUMINA REFINERY IN SAO LUIS, BRAZIL AND THE DEVELOPMENT OF A BAUXITE MINE IN JURUTI IN THE PARA STATE OF BRAZIL.

AWAC was protected, to some degree, from higher energy prices in 2005 through its energy price hedging program. In 2006 AWAC will be more exposed to movements in the market price of oil and gas. Costs of raw materials and energy, particularly oil and gas are forecast to remain high, which would increase AWAC costs by approximately US$14 per tonne over 2005 levels.

AWAC will focus on mitigating these expected higher costs in 2006 with increased alumina production and operating improvements including energy efficiency, caustic soda usage and maintenance efficiency.

Based on average aluminium prices and exchange rates for 2005, the sensitivity of the Company’s 2006 net profit after tax to a US 1 cent movement in the aluminium metal price is expected to be approximately A$15 million. The sensitivity to the A$/US$ exchange rate is A$7.2 million for each 1 cent movement. These sensitivities exclude any impact of accounting for embedded derivatives and balance sheet revaluations of US dollar assets.

Profitable Growth

The Board and management of Alumina Limited are committed to delivering increased value to shareholders. The AWAC growth projects provide an important opportunity to both lower alumina production costs and profitably expand AWAC’s refinery network for the long-term and meet growing market demand. We are confident that the AWAC business will successfully grow and continue to provide excellent returns for shareholders.

DON MORLEY // CHAIRMAN	JOHN MARLAY // CHIEF EXECUTIVE OFFICER

In 2005, Alumina Limited generated a net profit after tax of $315.6 million, maintained dividends to shareholders, and paved the way for significant future growth.

OBJECTIVES	ACHIEVEMENTS IN 2005

Deliver substantial returns to shareholders	Alumina Limited net profit in line with 2004 at $316 million 20 cents per share dividends – fully franked
Alumina dividends declared represented 73 per cent of profits
Return on equity of 21 per cent
Released franking credits from Alcoa of Australia
For more on financial results, turn to page 20

Maintain AWAC’s leadership in the alumina industry	AWAC produced 13.7 million tonnes of alumina, up 1 per cent from 13.6 million tonnes in 2004
AWAC produced 377,000 tonnes of aluminium, down 2 per cent from 2004

Grow AWAC to meet market demands and maintain leadership position	AWAC progressed construction of the Pinjarra efficiency upgrade to increase annual production by 657,000 tonnes
AWAC commenced construction of the 150,000 tonne Phase 1 expansion of an expected overall 1.5 million tonne expansion of the Jamalco refinery in Jamaica
AWAC approved a 2.1 million tonne expansion of the jointly owned Alumar alumina refinery in Brazil. (AWAC 54 per cent share)
For more on AWAC’s Strategies for Growth, turn to page 26

Increase market understanding of Alumina Limited	We provided a clear strategy to grow solely through AWAC
AWAC announced a substantial pipeline of growth projects

Participate in the strategic direction of AWAC	We are positioned to participate in AWAC growth
Alumina Limited acquired a 40 per cent interest in the Juruti bauxite deposits in Brazil
For more on strategic direction, turn to page 25

WHAT IS A-IFRS?

Accounting standards set the framework for financial reporting. From 2005, new accounting standards have been adopted in Australia to bring the financial reporting of Australian companies largely into line with standards developed by the International Accounting Standards Board (IASB). Those International Financial Reporting Standards (IFRS) are also now applied in many overseas financial markets, especially in Europe (including the United Kingdom) and Asia. The IASB and the Financial Accounting Standards Board (the equivalent standards-setting body in the US) are committed to working together to further reduce the remaining differences between IFRS and US accounting and financial reporting.

The Australian application of these new standards – the Australian equivalent to International Financial Reporting Standards, or A-IFRS – has introduced a number of changes to accounting concepts and therefore to the way financial results are calculated. Those changes are reflected in the Alumina Limited 2005 results as detailed in this report. Where appropriate, the changes from previous Australian standards are outlined in the notes to the 2005 Financial Report. The changes include the recognition of embedded derivatives which, under the new standard’s transition rules, is effective from 1 January 2005 with no adjustment for 2004. A charge against profit of $22.9 million after tax has been recorded at 31 December, which represents the movement since 1 January 2005 in the mark-to-market valuation, based on the forward LME aluminium price, of embedded derivatives within AWAC energy supply contracts. Underlying earnings for the year increased by 5 per cent to $331 million from $316 million in 2004. Underlying earnings has been calculated by adding back to reported net profit for the period an amount of $15.7 million relating to the net value of non-cash entries which do not reflect the year’s operations, but relate to mark-to-market valuations of AWAC embedded derivatives and employee retirement benefit obligations. The treatment under A-IFRS of certain balance sheet changes in the profit and loss statement will increase the volatility of annual profit.

Alumina Limited’s net profit after tax was $316 million in 2005, in line with the 2004 profit. The Company’s cash flow from operating activities in 2005 was $72 million ($148 million in 2004).

The adoption of A-IFRS has changed a number of accounting treatments in ways that have significantly affected the Company’s financial results. These are discussed above. As well as having an impact on the 2005 results as described in this report, these changes to accounting standards are likely to make future years’ reported earnings more volatile.

The company also reports underlying earnings which adds back non-cash entries relating to mark-to-market valuations of AWAC embedded derivatives and employee retirement benefit obligations which do not reflect the year’s operational performance.

Alumina Limited’s equity share of AWAC’s* profit reflects AWAC’s higher realised alumina and aluminium prices and higher alumina sales volumes, offset by the effect of significantly higher input costs, especially energy and caustic soda, and a weaker US dollar.

Higher shipping, raw materials and contractor costs also contributed to increased alumina production costs for 2005. Alumina prices were higher, reflecting higher London Metal Exchange (LME) aluminium prices and improved pricing terms in customer contracts. With the continuing strength of the world economy, and particularly growth in Chinese aluminium consumption, AWAC’s realised alumina price increased by an average of 15 per cent to $239 per tonne in 2005. The average LME aluminium price was 10 per cent higher in 2005 than in 2004. The year-end LME price of US$1.03 per pound was 39 per cent higher than the 2004 close (US$0.74 per pound).

Alumina Limited’s cash dividends received from AWAC in 2005 were lower at $96 million, compared with $160 million in 2004. Ninety-five per cent of these dividends were fully franked. The cash dividends received in 2005 were lower, as funds from operations were reinvested in AWAC growth projects, particularly for the capacity upgrade of the Pinjarra alumina refinery in Western Australia and early work on the Jamalco refinery and Alumar refinery project.

In November 2005, Alcoa of Australia (AofA) also paid a fully franked dividend of A$800 million, of which Alumina Limited’s share was A$320 million. This was reinvested as equity in AofA. This dividend did not provide additional cash flow to Alumina Limited but released franking credits from AofA to the Company.

The Company declared fully franked dividends of 20 cents per share for the 2005 year, compared with dividends of 20 cents per share, franked to 17.5 cents, in 2004.

AWAC Production

AWAC’s alumina production increased by 1 per cent to 13.7 million tonnes, but fell short of target as a result of operational issues in Western Australian refineries in the first half of 2005, lower production from the Suralco refinery in Suriname, and disruptions from hurricanes in the second half of 2005 at US and Jamaica refining operations. Production at the Suralco refinery (Suriname) fell short of target due to lower bauxite quality as existing mines approach the end of their productive life before new mines are brought on stream.

AWAC’s aluminium production in Australia decreased by 2 per cent in 2005 to 377,000 tonnes. Production was lower due to a power outage at the Portland smelter, impacting production and involving a subsequent extended recovery process.

AWAC Financial Performance

AWAC increased its net profit after tax by 10 per cent in 2005 to US$645 million.

AWAC production costs for alumina rose by US$26 per tonne, principally due to higher input costs for energy, caustic soda and purchased bauxite, higher freight costs, increased maintenance and a higher A$/$US exchange rate. Aluminium costs also increased due to higher alumina prices and higher power and maintenance costs. However, the strong world economy that drove input costs higher also produced higher aluminium demand. The consequently higher demand for alumina and aluminium resulted in substantially higher realised alumina and aluminium prices. AWAC’s average 2005 realised alumina sales price was US$239 per tonne.

AWAC’s operating cash flow for the 2005 year was US$802 million, compared with US$661 million in the previous year.

In 2005, average caustic soda prices doubled from that of the prior year, driven by strong demand growth and limited production capacity. Caustic soda is a co-product from chlorine manufacture.

THE STRONG WORLD ECONOMY WHICH DROVE INPUT COSTS HIGHER ALSO PRODUCED HIGHER ALUMINIUM DEMAND.

*	Alumina Limited accounts for its interest in the AWAC joint venture on an equity accounting basis.

Alumina production is energy intensive, with energy being one of the major costs of production. Three of AWAC’s eight alumina refineries use oil as their energy source, and the Point Comfort refinery uses natural gas. AWAC’s Australian refineries source natural gas from the North West Shelf. In 2005, AWAC’s energy costs increased as a result of the increase in world energy prices.

The Australian dollar averaged US$0.76 for the year – 2 cents higher than the average for 2004. On a year-end basis, the Australian dollar declined against the US dollar as at 31 December 2004 from US$0.78 to US$0.73 at 31 December 2005. The movement in the year-end exchange rate affected the Australian dollar carrying value of US dollar assets held by Alcoa of Australia, resulting in a balance sheet revaluation, which increased Alumina Limited’s profit by $5.7 million.

It is current practice for both AWAC and Alumina Limited not to hedge exposure to aluminium price risk or the currency exposures arising from operating activities.

AWAC held cash of US$229 million and debt of US$114 million at 31 December 2005 (2004 US$226 million and US$118 million).

AWAC’s capital expenditure was US$608 million in 2005, compared with US$321 million in 2004. Capital expenditure of US$428 million in 2005 for growth projects was predominantly on the Pinjarra refinery capacity upgrade and early work on the Jamalco, Alumar and Juruti projects. The increase in capital expenditure supports AWAC’s strategy to grow low-cost refinery capacity to meet increasing alumina demand and provide long-term growth, and is forecast to continue over the next three to four years.

Alumina Capital Management

Alumina Limited held cash of A$15 million and borrowings of A$479 million as at 31 December 2005. The weakening of the Australian dollar to US$0.73 from US$0.78 during 2005 increased Alumina Limited’s Australian dollar debt balance by A$28 million. The Company’s dividend payments totalling A$233 million during 2005 exceeded cash dividends of A$96 million received from AWAC, which also increased debt balances. Net finance costs for the year of $11 million increased due to higher interest rates and a higher level of US dollar debt.

Market Outlook*

The average aluminium price as quoted on the London Metals Exchange (LME) increased 10 per cent compared to 2004. In December, the three-month LME aluminium price reached US$1.04 per pound, the highest level since 1989. Higher LME aluminium prices reflect increased worldwide demand, particularly arising from strong economic growth in China, resulting in a tightening global supply/demand balance. During 2005, consumption of aluminium increased in major markets, with the exception of Japan, where consumption was unchanged. LME aluminium inventories decreased by 7 per cent during the year to 645,000 tonnes at year end, equivalent to approximately six weeks of worldwide consumption.

ALUMINIUM CONSUMPTION IN CHINA ROSE BY MORE THAN ONE MILLION TONNES, AN INCREASE OF 16 PER CENT YEAR ON YEAR.

Aluminium consumption in China rose by more than 1 million tonnes, an increase of 16 per cent year on year, with strong demand to meet growth in construction, transport infrastructure and industrial production. Most of the alumina required to supply this Chinese growth is sourced from domestic producers or is imported under long-term contracts, with a significant volume purchased on the spot market.

Increases in the price of alumina for long-term contracts were achieved through 2005, due to higher aluminium prices and improved contract pricing in a tightening worldwide supply/demand balance for alumina. Spot alumina prices also remained high due to increasing demand, particularly from China.

In addition, materially higher power costs continue to have an impact on the aluminium industry, causing several aluminium smelters in Europe and North America to cease production. These market conditions are favourable for AWAC in renewing customer alumina supply agreements in 2006.

The majority of AWAC customer sales are long-term contracts, with only a small percentage sold in the spot market.

Alcoa is AWAC’s largest customer, with sales of alumina from AWAC to Alcoa being priced at the average of AWAC’s third-party (non-Alcoa) sales. Third-party sales include those made to Alumax smelters under a long-term contract, which had been entered into before Alcoa purchased Alumax in 1998.

Growth in global demand for aluminium is forecast to remain strong throughout 2006. In 2006 AWAC expects to continue to negotiate long-term contracts on terms more favourable than the current contract pricing, to underpin its investment in future capacity expansion. Strongly growing alumina demand in China has maintained a tight global alumina supply/demand balance. The rate of growth of alumina demand in 2006 is forecast to result in a continued tight alumina market throughout the year.

The substantial majority of AWAC’s alumina sales are priced by reference to average LME prices and AWAC will benefit from the current high aluminium market prices through its contractual pricing formulae. AWAC’s 2006 alumina production is targeted to increase, based on the full commissioning of the Pinjarra project during quarter 2 and quarter 3 and resolution of production issues at the Suralco refinery. Alumina Limited is well placed to participate in, and profit from, the current strong global aluminium and alumina markets.

*	These comments represent the views of Alumina Limited only.

Alcoa World Alumina and Chemicals (AWAC) is a global joint venture with Alcoa. Alumina Limited owns 40 per cent of AWAC, our joint venturer Alcoa is the enterprise manager and owns 60 per cent.

Our investment in AWAC

Bauxite mining and alumina refining are AWAC’s core business activities. AWAC is an integrated global network, strategically positioned to supply key global markets with alumina, the primary raw material in the manufacture of aluminium. AWAC’s alumina refinery operations are located across five continents, with two low-cost aluminium smelters in Victoria, Australia.

Alumina Limited’s Investment Strategy

Alumina Limited’s strategy is to participate solely within AWAC in bauxite mining, alumina refining and selected aluminium smelting operations globally.

AWAC is the world’s largest alumina producer, with scope to expand capacity at its lowest cost refineries. Profitable expansion to supply forecast growth in global aluminium market demand means that AWAC provides the greatest potential to meet Alumina Limited’s objectives of providing long-term capital growth and substantial dividends to shareholders.

Alumina Limited has developed a well-defined strategy to translate vision into reality.

ALUMINA’S STRATEGY	MECHANISMS

Support AWAC’s market leadership, operational excellence and incremental capacity creep

Productivity improvement to ensure AWAC’s low cash operating cost position is sustained

AWAC technology and operational know-how utilised to achieve production capacity creep

AWAC continuously meets customer expectations

Generate profitable growth for Alumina Limited shareholders, with planned and sustainable expansion of the AWAC enterprise

Achieve low-risk, brownfield expansion of existing alumina and bauxite capacity to meet growth in global alumina markets

Participate in strategic greenfield refinery and bauxite mine investments that meet AWAC’s risk and return criteria, to enhance AWAC’s long-term capacity and cost position

Undertake smelting investments within AWAC, where investment returns are high

Ensure substantial return on investment for shareholders	Maintain dividends through the period of growth Invest cash in high-return opportunities in AWAC, or return cash to shareholders

AWAC Growth Projects

Several AWAC growth projects have commenced and feasibility studies are underway for other projects. These projects are targeted to increase production capacity over the next three to four years to meet growth in global alumina demand.

Growth in global aluminium consumption has resulted in aluminium and alumina prices rising strongly in the last three years. In 2004 and 2005, inventories of aluminium metal declined and the market for smelter grade alumina has been in deficit. The outlook for both aluminium and alumina is for consumption to exceed production at least through 2006.

AWAC Capacity Expansion

A 250,000 metric tonnes per year (mtpy) expansion of the Suralco Paranam alumina refinery located in Suriname was completed in February 2005, at a total cost of approximately US$65 million. This project increased the facility’s total refining capacity to 2.2 million mtpy. AWAC has a 55 per cent interest in Suralco. Lower bauxite quality at the Suralco refinery in 2005 meant that AWAC did not benefit from the expanded capacity.

In Western Australia, the efficiency upgrade of the Pinjarra alumina refinery is targeted for mechanical completion in the first quarter of 2006. This upgrade adds an additional 657,000 tonnes of production capacity per annum, raising total capacity at the refinery to 4.2 million mtpy. The upgrade incorporates latest AWAC technology to improve energy efficiency and lower both greenhouse gas emissions and energy consumed per tonne of alumina. The Pinjarra refinery is AWAC’s largest and most cost-efficient refinery.

In Jamaica, a 1.5 million mtpy capacity expansion of the Jamalco alumina refinery commenced in 2005. This expansion is to be completed in two phases. The initial phase will add 150,000 mtpy of capacity by the end of 2006 at a cost of US$77 million; the second phase of 1.35 million mtpy is targeted for completion during 2008, at a total project cost of US$1.2 billion. Finalisation of an agreement to bring natural gas to Jamaica and the Jamalco refinery, and changes to the joint venture agreement are underway to confirm the second phase of the project.

On completion of the total project, AWAC’s ownership of Jamalco will increase from 50 per cent to approximately 77 per cent. The Government of Jamaica will retain ownership of the remaining 23 per cent.

In Brazil, construction of a 2.1 million mtpy expansion of the Alumar alumina refinery has been approved by the consortium partners – AWAC, Alcoa, BHP Billiton and Alcan. On completion, planned for the second half of 2008, total refinery capacity will increase to 3.5 million mtpy. AWAC has a 54 per cent interest in the expansion, or 1.08 million mtpy of capacity.

A new bauxite mine is being developed at the Juruti bauxite deposit in Brazil. Juruti, owned 100 per cent by AWAC, is being developed to supply the Alumar refinery expansion. The Juruti mine will initially produce 2.6 million tonnes of bauxite per year to supply AWAC’s requirements for alumina to be produced at the expanded Alumar facility, with the ability for further expansions at low incremental investment. The Juruti mine development is an important part of AWAC’s strategy to own high-quality, low-cost bauxite deposits that are close to its refineries.

AWAC’s total investment for the Alumar refinery expansion and the Juruti mine development is estimated to be US$1.0 billion, to be spent over the 2006–2008 timeframe.

The expansion of AWAC’s alumina production will also deliver improvements in energy usage, greenhouse gas intensity and reduced reliance on oil as the energy source. The Alumar expansion utilises coal as its energy source. The Pinjarra upgrade will draw on gas from the North West Shelf in Western Australia, and it is intended that Jamalco will change from its current oil-fired power to natural gas.

Potential AWAC Capacity Expansion

A potential expansion of the Wagerup alumina refinery in Western Australia, by over 2 million tonnes, is currently being considered following a comprehensive public consultation process. The Western Australian Government is expected to make a decision in early 2006 about whether to grant the regulatory approvals for this project. The project has received approval of the Environmental Protection Authority, subject to meeting certain conditions.

In November 2005, AWAC, Alcan and the Government of Guinea signed a Basic Agreement setting a framework to develop a 1.5 million mtpy alumina refinery in Guinea. A detailed feasibility study is expected to be completed by the end of 2006. A decision to proceed to construction could be made in 2007. AWAC and Alcan will own at least 80 per cent, with an option for the Government of Guinea to acquire an equity stake. AWAC has a longstanding involvement in bauxite production in Guinea through its 45 per cent equity interest in Halco (Mining) Inc. which has a 51 per cent interest in Compagnie des Bauxites de Guinée. A funding plan and investment and construction timeframe is yet to be determined.

In Ghana, a feasibility study is continuing that may provide Alcoa, AWAC and the Government of the Republic of Ghana with an agreement to develop bauxite mining, alumina refining, smelting and rail infrastructure. AWAC will participate in the bauxite and alumina operations in Ghana. This study is scheduled for completion by the end of 2006.

THE EXPANSION OF AWAC ALUMINA PRODUCTION AT PINJARRA WILL ALSO BRING IMPROVEMENTS IN ENERGY USAGE AND GREENHOUSE GAS INTENSITY.

Profitable Growth

These growth projects to expand or develop AWAC’s refining capacity and bauxite mining are capital-intensive and require significant investment in resources, with long lead times to deliver new low-cost alumina refinery capacity. Feasibility studies are being conducted to review that AWAC projects are economically viable over their full lives and throughout the economic cycles, and that long-term growth in alumina demand is sustainable. Demand is only one of the variables taken into account when considering investment in a major project. Cost of capital, access to competitive, long-term energy, and environmental and sustainability enhancement, are also key factors.

We believe this investment in these AWAC organic growth projects is necessary and sustainable. Increasing industrialisation and urbanisation in China is driving global aluminium consumption in the longer term. Growth in China is consistent with that in rapidly developing economies where typically, a number of factors drive demand for raw materials. China is in this growth phase and other developing economies, such as India, Brazil and Russia, are adding to the worldwide demand for alumina and aluminium. The dominating influence of China’s strong domestic growth is forecast to maintain the global economic momentum for alumina and aluminium for several years. Domestic aluminium consumption in China in 2005 exceeded 16 per cent growth per annum and this growth underpinned world demand growth in 2005 of approximately 5 per cent.

We expect that the macro-economic environment, coupled with the strength in the Chinese economy, to be supportive of sustainable growth in the demand for aluminium and alumina. AWAC is strategically placed, with technologically advanced and sustainable low-cost alumina refinery operations to meet growth in customer demand. In the event of a significant decline in demand for aluminium, AWAC’s investment in additional production capacity which is low-cost and AWAC’s ability to modulate production levels to match demand also mitigates AWAC’s risks.

AWAC is the world’s largest producer of alumina. In 2005, AWAC’s global network produced 13.7 million tonnes of alumina and 377,000 tonnes of aluminium.

THE ALUMINIUM PROCESS

ALUMINIUM // A SUSTAINABLE MATERIAL + A SUSTAINABLE INDUSTRY

Aluminium is a sustainable material. An inherent attribute of aluminium is its ability to be continually recycled without any deterioration in the quality of the material. Not only does this potentially eliminate wastage, but importantly, recycling aluminium uses only 5 per cent of the energy that is required to produce the same quantity of primary aluminium from alumina. Globally, one third of all aluminium metal that is available for use each year is sourced from recycled material. The ability to recycle aluminium metal is a key attribute with far-reaching economic, ecological and social implications.

Aluminium is lightweight, strong and durable, and is ideally suited to applications in the transport industry. Air travel would not be possible without the use of aluminium and aluminium alloys in the construction of modern passenger, freight and military aircraft. In recent years, the use of aluminium in the manufacture of cars, trucks, trains and ships has risen and is forecast to continue to rise. Aluminium is light-weight, resulting in savings in fuel and energy costs. Importantly, its use in the transportation industry aids in the reduction of greenhouse gas emissions. For every 1 kilogram of aluminium used to replace 1.5 kilograms of heavier metals in cars, 20 kilograms of carbon dioxide is saved over the life of the vehicle.

Aluminium ranks as the second most used metal in the world. Aluminium recycling benefits present and future generations by conserving energy and other natural resources. Global sources of mineable bauxite, required to produce alumina, are estimated to meet current demand for aluminium for over 300 years.

FOR EVERY 1 KILOGRAM OF ALUMINIUM USED TO REPLACE 1.5 KILOGRAMS OF HEAVIER METALS IN CARS, 20 KILOGRAMS OF CARBON DIOXIDE IS SAVED OVER THE LIFE OF THE VEHICLE.

Sustainability

Alcoa’s commitment to sustainability ensures that AWAC’s operations are managed in a way that progressively improves the environmental impact and the interests of the communities in which AWAC operates.

Energy efficiency and greenhouse gas emission reduction are significant issues being improved by the aluminium industry. AWAC’s operations are actively managed to reduce greenhouse emissions and improve energy efficiency.

In the Western Australian operations, two cogeneration power plants are under construction by Alinta Limited at the Pinjarra alumina refinery. These plants will utilise gas-fired turbines to generate electricity for third-party customers, with the ‘exhaust’ heat producing steam for use by the refinery. Coupled with the upgrade of the Pinjarra refinery, the new cogeneration plants will reduce the greenhouse intensity of the Pinjarra refinery by about 14 per cent, giving an annual net carbon dioxide saving of around 380,000 tonnes. Cogeneration is a significantly better alternative to traditional electric power plants, which waste heat energy and steam in the process of producing electricity. The community also benefits from electricity generated by the gas-fired turbine power station, which will generate electricity for customers in the Western Australian electricity grid.

At AWAC’s aluminium smelters in Victoria, Australia, direct greenhouse gas emissions have been reduced by 56 per cent from 1990 to 2004 and indirect emission related to electricity use, by over 2 per cent in the same period.

Alcoa has developed a sustainability framework that guides AWAC’s future decision making and is consistent with the International Aluminium Institute’s Global Sustainable Development Initiative. Alcoa is committed to demonstrate sustainable achievements in economic outcomes, environmental management, health and safety performance and partnering stronger communities though its community and employee relations across the AWAC enterprise.

At the World Economic Forum held in Davos, Switzerland in January 2005, Alcoa was named one of the top three most sustainable corporations in the world. Alumina Limited was also included in the Global 100 Most Sustainable Corporations.

For more detailed information about AWAC’s activities and achievements in these areas, refer to AWAC’s Sustainability Reports available online at the web addresses detailed below.

Community

A key management focus of AWAC is the continuing welfare of its employees, the environment and the communities in which AWAC operates. That underlying commitment is present in all aspects of AWAC’s operations and future planning. An example of this philosophy in practice is the planning for the proposed 2 million tonne expansion of the Wagerup alumina refinery in Western Australia. AWAC initiated a comprehensive public consultation process with the aim to engage stakeholders in an open forum and to keep them fully informed of relevant issues.

Health and Safety

AWAC has a long-standing committment to high standards and continuous improvement in occupational health and safety. AWAC’s goal is for an injury-free workplace. In the Australian operations, the predominant injury sustained relates to strains and sprains. A program was introduced in 2004 to identify ergonomic risks and develop a solution. A target of 50 per cent reduction in risks before 2006 was agreed and 23 per cent of the 204 significant risk reductions identified were eliminated at the end of 2004. In 2005 AWAC recorded a lost work days rate of 0.11 per 200,000 man hours worked.

AWAC SUSTAINABILITY REPORTS

Australia – www.alcoa.com/australia/en/pdf/alcoa_sustain_2004-05_final.pdf

Suriname – www.alcoa.com/suriname/en/alcoa_suriname/sustainability_report_2003/suralco_sustainability_report_2003.pdf

Jamaica – www.alcoa.com/locations/jamaica_clarendon/en/pdf/jamalco_sustain_04.pdf

BOARD OF DIRECTORS

Alumina Limited directors in office as at 31 December 2005 were:

MR DONALD M MORLEY

Age 66 BSc MBA FAuslMM

Chair, Independent Non-Executive Director

Mr Morley was elected a director and appointed Chairman of Alumina Limited on 11 December 2002. He is a director of Iluka Resources Ltd, a role he has held since December 2002 and has also been a director of SPARK Infrastructure Ltd since November 2005. He was previously a Director of WMC Limited, in the role of Director of Finance until April 2001, and he retired from his executive duties with WMC in October 2002. Mr Morley is a member of the Audit Committee, Compensation Committee and the Nomination Committee. He has wide-ranging financial skills and considerable resource industry experience.

MR PETER A F HAY

Age 55 LLB

Independent Non-Executive Director

He has been a director of Alumina Limited since 11 December 2002. Mr Hay is a Director of Pacifica Group Limited, Chairman, Investment Banking at Carnegie Wylie & Company and from July 2000 to July 2005, he was the Chief Executive Officer of the law firm Freehills. He is a member of the Audit Committee, Compensation Committee and Chair of the Nomination Committee. Mr Hay brings to the Board considerable legal experience and skills particularly in relation to public company takeovers, corporate governance matters and risk management.

MR RON J McNEILLY

Age 62 BCom, MBA, FCPA, FAICD

Independent Non-Executive Director

Mr McNeilly was elected a director of Alumina Limited on 11 December 2002. He is the Deputy Chairman of BlueScope Steel Limited; Chairman of Worley Parsons Limited; Chairman of Melbourne Business School Limited; past director of BHP Billiton Limited, QCT Resources Limited, Tubemakers of Australia Limited and Ausmelt; past executive director Global Markets BHP Billiton Limited from 2001 to 2002; past executive director and President of BHP Minerals from 1999 to 2001. Mr McNeilly is a member of the Audit and Nomination Committee and Chair of the Compensation Committee. Mr McNeilly brings substantial practical experience and skills gained from over 30 years working in the resource sector.

MR MARK R RAYNER

Age 68 BSc (Hons) ChemEng FTSE FAusIMM FIEA FAICD

Independent Non-Executive Director

Mr Rayner was elected director of Alumina Limited on 11 December 2002. He was a director of Pasminco Limited from 1989 to 2003 and Chairman from 1992 to 2003; director of Mayne Nickless Limited from 1995 to 2002, Chief Executive of Comalco Limited 1978 to 1989, Deputy Chairman 1989 to 1997; Executive Director CRA Ltd 1989 to 1995, Director of National Australia Bank Limited from 1985 to 2001 and Chairman from 1997 to 2001. He is a Director of Boral Ltd, a role he has held since February 1996. Mr Rayner is a member of the Nomination Committee, Compensation Committee and Chair of the Audit Committee. He brings extensive industry specific experience in the bauxite, alumina and aluminium industry of over 35 years.

MR JOHN MARLAY

Age 57 BSc FAICD

Chief Executive Officer

Mr Marlay was elected as executive director and Chief Executive Officer on 11 December 2002. He joined WMC in August 2002, following a role as Head of Strategy for RMC Group Plc in London. Mr Marlay was previously Executive General Manager Business Integration, Hanson Plc from 2000 to 2001. He has held senior management roles with Pioneer International Ltd, James Hardie Industries Limited and Esso Australia Ltd. Mr Marlay has extensive resource sector experience operating in international management roles, including major capital-intensive joint ventures.

+ DON MORLEY	+ PETER HAY	+ RON McNEILLY	+ MARK RAYNER	+ JOHN MARLAY

GLOSSARY

A-IFRS Australian equivalents to International Financial Reporting Standards. Statutory accounts must be prepared in accordance with A-IFRS for reporting periods commencing 1 January 2005. For a more detailed explanation refer to page 20.

ALUMINA LIMITED Alumina Limited (ABN 85 004 820 419).

A of A Alcoa of Australia Limited (ABN 93 004 879 298).

ALCOA Alcoa Inc of 201 Isabella Street, 7th Street Bridge, Pittsburgh, Pennsylvania, USA, a company incorporated in the Commonwealth of Pennsylvania.

ALLOY a substance with metallic properties, composed of two or more chemical elements of which at least one is a metal. More specifically, aluminium plus one or more other elements, produced to have certain specific, desirable characteristics.

ALUMINA aluminium oxide produced from bauxite by an intricate chemical process. It is a white powdery material that looks like granulated sugar. Alumina is an intermediate step in the production of aluminum from bauxite and is also a valuable chemical on its own.

AWAC the unincorporated joint venture between Alumina Limited and Alcoa known as Alcoa World Alumina and Chemicals.

BAUXITE the ore from which alumina is extracted and from which aluminium is eventually smelted. About four kilograms of bauxite are required to produce one kilogram of aluminium.

BROWNFIELD EXPANSION is developing existing operations.

CLARENDON Clarendon Alumina Production Limited.

COMPAGNIE GUINEE Compagnie des Bauxites de Guinée.

DEMERGER means the separation in 2002 of WMC’s AWAC interest from its non-AWAC businesses resulting in two independent entities separately listed on the stock market conducted by the ASX.

EMBEDDED DERIVATIVE An embedded derivative (within a contract) may exist when some or all of the cash flows that would otherwise arise from the contract are dependant on movements in specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices, credit rating or credit index, or other variable. AWAC has a number of long-term contracts for the purchase of energy that have with their pricing formulae mechanisms to vary the price depending on the LME aluminium price at the time.

GREENFIELD REFINERY is a new refinery.

HALCO means Halco (Mining) Inc.

JAMALCO the joint venture between Alcoa Minerals of Jamaica LLC and Clarendon.

LME (LONDON METALS EXCHANGE) the international trading body that facilitates the worldwide open-market buying and selling of metals.

MRN Mineração Rio do Norte SA.

ORE is a mineralisation that can be profitably mined and treated.

REFINE A process whereby alumina is extracted from the bauxite ore using a refining process that relies on heat, pressure and chemical reactions.

SEC means the US Securities and Exchange Commission.

SMELT is to fuse or melt ore in order to extract or refine the metal it contains.

SURALCO means Suriname Aluminum Company LLC.

WMC means WMC Limited (ABN 85 004 820 419) as constituted prior to implementation of the demerger and as the context may require, any or all of its controlled entities.

Design + production // ERD Design Communications     Photography // Joe Vittorio, Peter Garside     Printing // Bambra Press     Paper // Splendorgel, Spicers Paper, ISO 14001 Environmental Accreditation.

CONTENTS

GUIDE TO CONCISE ANNUAL REPORT 2005

The Alumina Limited Concise Annual Report 2005 has been prepared in two parts.

The Alumina Limited Concise Annual Report 2005 is a concise report for the purposes of section 314(2) of the Corporations Act 2001 and comprises two parts: Part 1 and Part 2. The two parts are distributed together as one document and should be read together. These documents may only be distributed by a person on the basis that Part 1 and Part 2 are distributed together.

Relationship of the concise financial report to the financial report

The Concise Financial Report is an extract from the full Financial Report 2005 for the year ended 31 December 2005. The financial statements and specific disclosures included in the Concise Financial Report have been derived from the full Financial Report 2005.

The Concise Financial Report cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of Alumina Limited and its subsidiaries as the full Financial Report 2005. Further information can be obtained from the full Financial Report.

The full Financial Report 2005 and Auditor’s Report will be sent to members on request, free of charge. Please call Computershare Investor Services Pty Ltd (Australia 1300 556 050 or Overseas +613 9415 4027) and a copy will be forwarded to you. Alternatively, you can access both the full Financial Report 2005 and the Concise Annual Report 2005 via the internet on our website www.aluminalimited.com

MAKING A DIFFERENCE	/ / CORPORATE GOVERNANCE

Alumina limited’s approach to corporate governance is built on the values and principles at the heart of the way we do business. These values – respect, integrity, honesty, personal commitment and high performance – have been adopted by the directors, management and staff of Alumina Limited.

By applying these values to all that Alumina Limited does, we have implemented corporate governance policies and practices to better protect and improve the value of our shareholders’ investment.

Alumina Limited meets each of the requirements of the Australian Stock Exchange Corporate Governance Council’s Principles of Good Corporate Governance and Best Practice Recommendations.

ROLE OF ALUMINA LIMITED’S BOARD OF DIRECTORS

Alumina Limited’s Board of Directors (the Board) is ultimately responsible for the success of the Company through setting its strategic goals, establishing resources and overseeing its management processes. Its aim is to create value for shareholders through the performance of Alumina Limited’s interest in the Alcoa World Alumina and Chemicals (AWAC) business.

The primary roles of the Board are to:

•	appoint the Chief Executive Officer, and monitor the performance of the Chief Executive Officer and senior executives

•	monitor and optimise business performance

•	formulate and establish the Company’s strategic direction and monitor its execution

•	protect the interests of shareholders

•	approve external financial reporting by Alumina Limited

Management of the Company is delegated to the CEO and the executive team. The executive team is responsible for ensuring that the Board is provided with quality, timely information to enable the Board to fulfil its responsibilities.

The Board Charter defines its role, duties and specific responsibilities. The Charter includes the responsibilities of the Chairman, relationship with management and the delegation of authorities to Board committees.

A copy of the Board Charter is available on our website (www.aluminalimited.com).

BOARD COMPOSITION

The Board consists of four Non-executive directors: Mr Peter Hay, Mr Ron McNeilly, Mr Mark Rayner, the Chairman Mr Don Morley, and one executive director, the Chief Executive Officer Mr John Marlay.

Directors (except for the Chief Executive Officer) are subject to re-election by rotation at Annual General Meetings, and conditions as stipulated in the Corporations Act. The Board has agreed that Non-executive directors will retire after nine years of continuous service, unless otherwise requested to continue by the Board.

A brief biography of the Alumina Limited directors is available on page 32, Concise Annual Report 2005, Part 1.

creating stakeholder value and sustainability

best practice corporate governance

behaviours and activities

code of conduct

values

DIRECTOR INDEPENDENCE

The Board considers that independence from management and non-alignment with any other interest is vital for an effective governance process. They recognise the importance of freedom to participate unhindered by any relationship with the Company. However, they also recognise that effective corporate leadership requires a combination of appropriate skills, expertise and experience. Those qualities are also taken into consideration in determining the suitability of Board members. The Board assesses director independence on an annual basis, or more regularly if it feels it is warranted, depending on disclosures made by individual directors.

Directors are deemed to be independent if they are independent of management and have no material business or other relationship with the Alumina Limited Group that could materially impede their objectivity or the exercise or independent judgement of the director or materially influence their ability to act in the best interests of the Group.

In reaching their judgements on director independence, the directors consider:

•	any existing relationships with the Company, including professional affiliations and contractual arrangements whether directly or indirectly with the director

•	any past relationships with the Company, either direct or indirect

•	materiality thresholds

•	the definitions of independence embodied in Australian and US Corporate governance standards.

Alumina Limited’s guidance for materiality includes:

•	the value of a contractual relationship that is the greater of $250,000 or 2% of the other company’s consolidated gross revenues

•	in relation to a principal of or employee of a present or former material professional adviser or consultant (other than the Company’s internal or external auditor) of the Company within the previous three years, the greater of $250,000 or 2% of the professional adviser’s or consultant’s gross revenues, or

•	for an employee or any family member currently employed as an executive officer by another company (other than the Company’s internal or external auditor) that makes payments to or receives payments from the Alumina Limited Group for property or services in an amount that exceeds, in any single fiscal year, the greater of $250,000 or 2% of the other company’s consolidated gross revenues.

The Board has concluded that all Non-executive directors are independent. In reaching that conclusion the Board has considered the following:

•	Mr Morley held an executive position with WMC Limited up to October 2002. However, the Board concluded that his previous position does not result in him taking into account any interests other than those of the Company in acting as Director and Chairman. The Board’s determination that Mr Morley is independent did not, until November 2005, meet the strict definition of independence under the New York Stock Exchange (NYSE) rules that requires a minimum of three years from end of employment to qualify as independent. However, with the three year period now having expired, Mr Morley meets the NYSE definition of independence;

•	Mr Hay is a former partner of the legal firm Freehills, a provider of services to the Company prior to April 2004. The Board reviewed the Company’s past association with Freehills and concluded that the past association, which is below our materiality threshold of $250,000 or 2% of Freehills’ consolidated revenue, does not materially prejudice Mr Hay’s independence;

•	Mr Rayner and Mr McNeilly do not have any previous association with the Company or any other relationships that are relevant to independence issues.

For further information on materiality thresholds and director independence, please refer to our website for a copy of the Director Independence Policy.

DIRECTORS’ AND EXECUTIVES’ REMUNERATION

Details of the remuneration policies of Alumina Limited are set out in the remuneration report found on pages 50-70 of this report.

CHIEF EXECUTIVE OFFICER

The Chief Executive Officer, Alumina Limited’s most senior employee, is selected by the Board and is subject to bi-annual performance reviews by the Non-executive Directors. The Chief Executive Officer recommends policy, strategic direction and business plans for Board approval and is responsible for managing Alumina Limited’s day-to-day activities.

BOARD MEETINGS

Alumina Limited’s full Board met on a monthly basis during 2005. Ad hoc Board and committee meetings may be convened occasionally to consider appropriate matters.

Non-executive directors conduct meetings from time to time without the presence of executives. The Chairman, Mr Morley chairs these meetings. To enable interested parties to make any concern known to Non-executive Directors, the General Counsel/Company Secretary, Mr Stephen Foster acts as an agent for the Non-executive Directors. Procedures for the handling of all direct communications for Non-executive Directors are detailed on the Company website.

Each year the Board devotes a meeting to consider Alumina Limited’s strategic plan and approve the strategic direction of the Company.

Directors’ attendance at Board and committee meetings is detailed on page 42 of this report.

BOARD SUCCESSION PLANNING

The Board has established a Nomination Committee to regularly review the size and composition of the Board, balance of skills and expertise of its members. The Nomination Committee leads the Board’s succession planning and, when necessary, the recruitment of new board members.

DIRECTOR EDUCATION

To keep abreast of relevant issues in a dynamic corporate and legislative environment, the directors are provided with regular updates relating to corporate governance, accounting, economic and industry issues.

To remain informed about business and industry specific matters, the Board is briefed by an independent technical expert in the aluminium and alumina industry. Additional information is gained from visits to operational sites to gain personal knowledge and presentations to the Board from AWAC executives. In 2005 the Board visited bauxite mining, alumina refining and smelting operations in Australia. Site visits are made on an annual basis.

BOARD COMMITTEES AND MEMBERSHIP

Alumina has established three Board committees to focus on specific aspects of corporate governance. Each committee operates under its own charter and consists solely of the Board’s four Non-executive Directors. Committee membership and record of attendance are detailed on pages 38, 39 and 42.

Audit Committee

The Audit Committee’s role is to assist the Board to fulfil its responsibilities for Alumina Limited’s accounts and external reporting. This is achieved by ensuring that appropriate processes are in place to support the Board in fulfilling its responsibilities relating to:

•	reporting of financial information to users of financial reports

•	application of accounting policies

•	financial management

•	internal financial control systems, including internal audit

•	independent auditor qualifications, independence and performance

The Audit Committee is also responsible for the appointment and compensation of the external auditor, as well as agreeing the scope and monitoring the progress of the internal and external audit plans. It also reviews the assessment of business risk across the Company to ensure there is appropriate coverage in the internal audit plans and management plans and processes. It also reviews other issues as requested by the Board or the Chief Executive Officer.

The Audit Committee met 9 times during 2005.

Mr Rayner is the Chairman of the Audit Committee and the other members are Messrs Morley, Hay and McNeilly. The qualifications of Audit Committee members are set on page 32, Concise Annual Report 2005, Part 1.

For further information on the scope and responsibilities of the Audit Committee, including the procedure for the selection and appointment of the external auditor and the rotation of external audit engagement partners, refer to the Company website (www.aluminalimited.com).

Compensation Committee

The Compensation Committee oversees Alumina Limited’s remuneration and compensation plans, policies and practices on behalf of the Board and shareholders to ensure that:

•	shareholder and employee interests are aligned

•	Alumina Limited is able to attract, develop and retain superior talent

•	the integrity of Alumina Limited’s reward program is maintained

To ensure that the review of remuneration practices and strategies on which decision making is based is objective and well founded, the committee engages external remuneration consultants. The members of the Compensation Committee are Messrs Morley, Rayner, Hay and McNeilly.

The Compensation Committee met seven times during 2005.

Nomination Committee

The Nomination Committee assists the Board in fulfilling its responsibilities to shareholders with regard to:

•	identifying the necessary and desirable competencies of Board members

•	regularly assessing the extent to which the competencies are represented on the Board

•	the selection and appointment process for directors

•	regularly reviewing the size and composition of the Board, including succession plans

•	determining which non-executive directors are to retire in accordance with the provisions of the Company’s constitution

•	conducting performance evaluations of individual directors To ensure that the Board has an appropriate mix of skills and experience, the Nomination Committee will consider individuals who have demonstrated high levels of integrity and performance in improving shareholder returns, and who can apply such skills and experience to the benefit of the Company. The members of the Nomination Committee are Messrs Morley, Rayner, Hay and McNeilly.

The Board composition and structure remained unchanged from 2004, following the recommendation of an independent consultant in that year that the current Board structure was appropriate. An independent review of the Board composition and structure was not conducted during 2005. The Nomination Committee met three times during the year.

For more detail about committee policy and procedure, Charters for each of the Board committees are available for review on our website (www.aluminalimited.com), or can be obtained from us on request.

DIRECTOR APPOINTMENT

The Nomination Committee is responsible for nominating to the Board candidates to fill any vacancy on the Board. The procedure for selection and appointment is detailed in an annexure to the Nomination Committee Charter that is available on the Company website.

Alumina’s Constitution requires that one-third of the directors (excluding the Chief Executive Officer) must retire and are eligible for re-election at each Annual General Meeting (AGM) of the Company. Mr Morley is the director standing for re-election at the 2006 AGM.

Prior to the AGM the Nomination Committee assesses the performance of each director eligible for re-election and determines if it will recommend to the Board to support the standing director. The Nomination Committee, in Mr Morley’s absence, resolved to recommend his re-election at the 2006 AGM.

BOARD AND BOARD COMMITTEE

PERFORMANCE EVALUATION

The directors are conscious of their responsibility to be effective in maximising shareholder value, and perform annual evaluations of both the collective performance of the Board and that of individual members. Performance evaluation is also conducted for the Board committees. The Board conducts an annual internal review of directors, individual performance and the collective performance of the Board as a whole. In 2005, the directors conducted a self-assessment process involving the completion and evaluation of detailed questionnaires covering knowledge, reporting and performance in relation to relevant business, management and governance matters. The results were collated and analysed by the Board on a topic-by-topic basis. Initiatives to improve any issue identified in the performance evaluation were discussed and approved. The Chairman of the Board also undertook a review of each director’s individual performance. The Chairman of the Nomination Committee reviewed with other directors the Chairman of the Board’s performance. Additional information about the process of performance evaluation of the Board, its committees and individual directors, and key executives, can be obtained from our website (www.aluminalimited.com).

DIRECTORS’ ACCESS TO INDEPENDENT ADVICE

In fulfilling their responsibilities, the directors may need to evaluate and make decisions about matters that require technical or specialised knowledge, or an independent perspective. In these circumstances the Board collectively, as well as each director individually, has the right to seek independent professional advice. Any expenses incurred by directors who exercise this right will be met by Alumina Limited, providing prior approval by the Chairman or the Board to obtain such advice has been given.

PROMOTING ETHICAL CONDUCT AND BEHAVIOUR

Alumina Limited has adopted a single Code of Conduct that is applicable to directors, management and staff. The Code of Conduct was developed by integrating the Company’s agreed core values with best practice corporate governance models. The Code of Conduct sets parameters for ethical behaviour and business practices for directors, employees and contractors. The Code of Conduct is reviewed regularly to ensure it is relevant and accurately reflects best practice principles. The Board is also available to any employee for guidance on ethical issues. Alumina Limited’s Code of Conduct and more information about the Company’s values are available on our website (www.aluminalimited.com).

COMPANY SECRETARY

The position of Company Secretary/General Counsel is ratified by the Board.

Mr Stephen Foster is the Company Secretary/General Counsel. A profile of Mr Foster’s qualifications and experience is set out on page 42. The role of Company Secretary/General Counsel in Alumina Limited includes:

•	providing legal advice to the Board and management as required

•	advising the Board on corporate governance principles

•	management of the legal and secretariat functions

•	generally attending all Board meetings and preparing the minutes

•	managing compliance with regulatory requirements

•	company disclosures

CORPORATE REPORTING

The Chief Executive Officer and the Chief Financial Officer have made the following certifications to the Board:

•	that the Company’s financial reports are complete and present a true and fair view, in all material respects, of the financial condition and operational results of the Company and Group and are in accordance with relevant accounting standards

•	that the above statement is founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the Board and that the Company’s risk management and internal compliance and control system is operating efficiently and effectively in all material respects

SHARE TRADING POLICY

Alumina Limited has established a policy on the trading of its shares by its directors and employees. The Board believes it is in the interests of all shareholders for directors and employees to own shares of the Company, and so encourages shareholding subject to prudent controls and guidelines. The policy prohibits directors and employees from engaging in short-term trading of any Alumina Limited securities, and buying or selling Alumina Limited securities if they possess unpublished, price-sensitive information. In addition, directors and senior management must not buy or sell Alumina Limited securities in the period between the end of the half or full financial year and the release of the results for the relevant period. Directors and senior management must also receive approval from the Chairman, Chief Executive Officer or Company Secretary before buying or selling Company shares.

A copy of Alumina Limited’s Share Trading Policy can be found in the corporate governance section of our website (www.aluminalimited.com).

DISCLOSURE POLICY

Alumina Limited is committed to providing best practice continuous disclosure and has comprehensive policies and procedures designed to ensure compliance with continuous and periodic disclosure obligations under the Corporations Act and the ASX Listing Rules. Responsibility for meeting stock exchange disclosure requirements rests primarily with the Company Secretary. Training is conducted with all staff to ensure they understand the Company’s obligations – and their role in fulfilling them – under the Continuous Disclosure provisions. Alumina’s Continuous Disclosure Policy is available on our website.

CONFLICTS OF INTEREST

The Board recognises that its ability to make impartial decisions would be jeopardized by any conflicting interests. Each director has an ongoing responsibility to disclose to the Board details of transactions or interests, actual or potential, that may create a conflict of interest. Alumina’s Constitution expressly forbids a director voting on a matter in which he has a direct or indirect material personal interest as defined in Section 195 of the Corporations Act 2001. No conflict of interest arose during 2005.

AUDIT GOVERNANCE

External audit

PricewaterhouseCoopers is Alumina Limited’s external audit services provider. The external auditor reports to Alumina Limited’s Audit Committee which is responsible for agreeing the scope of the work performed by the auditor and monitoring its progress against plan. All reports issued by the auditor to the Committee are prepared in accordance with Australian Accounting Standards. In accordance with the applicable provisions of the Corporations Act 2001, the external auditor provides an annual declaration of its independence to the Audit Committee. The partner responsible for Alumina Limited’s audit was appointed in 2002, and, under the terms of engagement, will be required to rotate off the audit after 2006.

Further information on the relationship with the external auditor is covered in the Audit Committee Charter which is available on our website (www.aluminalimited.com).

Non-audit services

Alumina Limited and PricewaterhouseCoopers have adopted the following policy in relation to any work undertaken by the external auditor, PricewaterhouseCoopers, that does not directly relate to auditing:

•	PricewaterhouseCoopers’ services which have fees of up to $100,000 shall require the prior approval of the Audit Committee Chairman. Such approval shall include the scope of the services and the approximate amount of fees, and shall be reported to the next Audit Committee meeting;

•	For PricewaterhouseCoopers’ services of more than $100,000 and less than $250,000, the provision of such services requires the prior approval of the Audit Committee;

•	For PricewaterhouseCoopers’ services of more than $250,000, the proposed services are to be put to competitive tender with the requirement for Chief Financial Officer, Chief Executive Officer and Audit Committee Chairman’s approval of the inclusion of PricewaterhouseCoopers in the tender list. The provision of such services also requires the prior approval of the Audit Committee.

Details of non-audit services are described in the Directors’ Report on page 48.

Attendance at the Annual General Meeting

The external auditor attends Alumina Limited’s Annual General Meeting (AGM) and is available at the meeting to respond to shareholder questions relating to content and conduct of the audit and accounting policies adopted by the Company in relation to preparation of the financial statements. Written questions for the auditor will be accepted by Alumina Limited up to five business days before the AGM.

Internal audit

Alumina Limited contracts the services of independent accounting firm KPMG for the provision of the internal audit function. It is the internal auditor’s role to provide assurance that an effective risk management and control framework exists, and to report its findings to the Audit Committee. The Audit Committee reviews these reports at least annually.

MANAGING BUSINESS RISK

Alumina Limited’s Risk Management Policy sets out its policies and procedures for covering risks such as those relating to markets, credit, price, operating, safety, health, environment, financial reporting and internal control. The Risk Management Policy has been adopted by the Board.

Alumina Limited is exposed to risks, both indirectly through its investment in AWAC, and directly as a separately listed public company.

In its role as manager of AWAC, Alcoa has direct responsibility for managing the risks associated with the AWAC business. Alumina Limited is subject to those risks and Alcoa utilises its policies and management systems to identify, manage and mitigate those risks. Alumina Limited reviews the management and mitigation of AWAC risks through its participation on the AWAC Strategic Council and the Boards of the key operating entities within AWAC.

Alumina Limited uses internal controls as well as risk management policies that are appropriate to its risks as an independent corporate entity.

Alumina Limited’s most significant risk exposures are to the $A/$US exchange rate and the aluminium price. Alumina Limited’s exposures are significant through AWAC’s exposure to aluminium prices and to operating costs and capital expenditures in foreign currencies.

Alumina Limited’s Risk Management Policy and controls are covered in more detail in the Governance section of the Company’s website (www.aluminalimited.com)

EXCHANGE RATE AND ALUMINIUM PRICE RISK

Alumina Limited’s current financial position is strong and debt levels are modest. AWAC’s operations are low-cost and long-life, generating substantial positive net cash inflow. AWAC’s revenues are underpinned by medium and long-term sales contracts with high quality industry participants with which AWAC has long-standing relationships.

Given this strong underlying business position, shareholders’ interests are best served by Alumina Limited and AWAC remaining exposed to aluminium price and exchange rate risk, and not seeking to manage that risk through the use of derivative instruments.

When managing interest rate risk, we seek to reduce the overall cost of funds. A preference for floating rate exposure is maintained in light of the cash-generating capacity of AWAC and the continued strength of Alumina Limited’s financial position.

WHISTLEBLOWING

Alumina has a Whistleblower Policy that encourages and offers protection for staff to report, in good faith, any behaviour, practice or activity that they have reasonable grounds to believe involves:

•	unethical or improper conduct

•	financial malpractice, impropriety or fraud

•	contravention or suspected contravention of legal or regulatory provisions

•	auditing non-disclosure or manipulation of the internal or external audit process

A copy of the Whistleblower Policy can be found on our website.

POLITICAL DONATIONS

Alumina Limited does not make donations to political parties.

SENIOR MANAGEMENT

Alumina Limited is managed by a small team of experienced professionals with a practical focus on maximising returns and growing the Company, to ensure shareholders fully benefit from Alumina Limited’s interest in the AWAC joint venture and provide our shareholders with consistent returns. The Alumina Limited executive management team comprises:

JOHN MARLAY BSc, FAICD

Chief Executive Officer

As Chief Executive Officer, John Marlay has responsibility for the overall management of Alumina Limited in accordance with the strategy, policies and business processes adopted by the Board. Mr Marlay has extensive resource sector experience operating in international management roles, including major capital-intensive joint ventures.

KEN DEAN BCom(Hons) FCPA MAICD

Chief Financial Officer

Mr Dean joined Alumina in October 2005 as Chief Financial Officer following the resignation of Mr Robert Davies. He is responsible for finance, accounting, treasury, investor relations and tax. Mr Dean has extensive financial and resource sector experience gained from a 30-year career with Shell, both in Australia and overseas. He is also an independent non-executive director of Santos Ltd.

STEPHEN FOSTER BCom LLB(Hons)

GDipAppFin (Sec Inst), GradDip, CSP, ACIS

General Counsel & Company Secretary

Stephen Foster is responsible for legal, company secretarial, shareholder services, insurance and human resources. Mr Foster has a wide range of legal and commercial experience gained over 20 years, more recently at Village Roadshow and WMC Limited, after working with the legal firm of Arthur Robinson & Hedderwicks (now Allens Arthur Robinson).

ALUMINA LIMITED DIRECTORS’ ATTENDANCE AT MEETINGS JANUARY TO DECEMBER 2005

	Board Meetings		Board Committee meetings		Audit Committee meetings		Compensation Committee meetings		Nomination Committee meetings
Directors	Eligible to attend	Attended	Eligible to attend	Attended	Eligible to attend	Attended	Eligible to attend	Attended	Eligible to attend	Attended
P A F Hay	13	12	—	—	9	7	7	7	3	3
J Marlay	13	13	2	2	—	—	—	—	—	—
R J McNeilly	13	13	—	—	9	9	7	7	3	3
D M Morley	13	13	1	1	9	9	7	7	3	3
M R Rayner	13	13	—	—	9	9	7	7	3	3
R D Davies*	—	—	1	1	—	—	—	—	—	—
K A Dean**	—	—	2	2	—	—	—	—	—	—

*	Mr Davies was an alternate director for Mr Rayner until 31 October 2005

**	Mr Dean was alternate director for Mr Rayner from 1 November 2005 to 31 December 2005

SHAREHOLDERS

Alumina Limited has approximately 88,000 shareholders, with the 20 largest holding 75 per cent of the approximately 1.16 billion shares on issue. Approximately 95 per cent of all registered shareholders have registered addresses in Australia. A more detailed analysis of our shareholders is available in the full financial report, available on request, or on our website. Alumina Limited’s shares are listed on the Australian Stock Exchange (ASX) and New York Stock Exchange (NYSE).

SHAREHOLDER COMMUNICATION

At Alumina Limited, considerable importance is placed on timely and effective communication with our shareholders and the market. We also recognise that communication is two-way.

The Company uses internet-based information systems to provide efficient and effective communication with our shareholders and the investment community. Examples include posting Company announcements on the Company website (usually within one hour of lodgement with the ASX), and webcasting financial presentations and briefings. Shareholders may elect to receive all Company reports/correspondence by mail or email.

In 2004, Alumina Limited became a member of eTree, an incentive scheme to encourage shareholders of Australian companies to receive their shareholder communications electronically. For every shareholder who registers their email address via eTree, the Company donates $2 to Landcare Australia to support reafforestation projects.

We are interested in shareholder questions and feedback, these can be directed to the Company either through the mail or via the feedback facility available on our website.

For further information on shareholder communication initiatives, including our Continuous Disclosure Policy, please refer to the Governance section of our website (www.aluminalimited.com).

COMPARISON OF CORPORATE GOVERNANCE PRACTICES WITH THE NYSE LISTING RULES

Alumina Limited shares trade in the form of American Depositary Receipts on the NYSE and, qualifying as a non-US issuer, Alumina Limited is allowed to follow home-country practice in lieu of the NYSE Listing Rules. However, the Company is required to meet NYSE rules on Audit Committee requirements and to disclose any significant way in which Alumina Limited’s corporate governance practices differ from those followed by US companies under the NYSE listing rules. More detail about the ways in which Alumina Limited’s corporate governance practices differ from those stipulated by the NYSE listing rules can be found on our website.

SHARE ENQUIRIES

Investors seeking information about their Alumina Limited shareholding or dividends should contact:

Computershare Investor Services Pty Limited

GPO Box 2975

Melbourne, Victoria 3001, Australia

Telephone

1300 556 050 (for callers within Australia)

+613 9415 4027 (for international callers)

Facsimile

(03)	9473 2500 (for callers within Australia)

+613 9473 2500 (for international callers)

Email

web.queries@computershare.com.au

Please note, when seeking information, shareholders will be required to provide their Shareholder Reference Number or Holder Identification Number, which is recorded on their shareholding statements.

AMERICAN DEPOSITARY RECEIPTS

Alumina Limited shares are traded on the NYSE as American Depositary Receipts (ADRs). This facility enables American investors to conveniently hold and trade Alumina Limited securities. Each ADR represents four Alumina Limited shares. Investors seeking information about Alumina Limited’s ADRs should contact our depositary, the Bank of New York:

The Bank of New York

Investor Services

P.O. Box 11258

Church Street Station

New York, NY 10286-1258

Toll free number

(for callers within the USA) 1-888-BNY-ADRs

Telephone
(for non-US callers)	+ 1 (212)815 3700
Website	www.stockbny.com
Email	shareowners@bankofny.com

COMPARISON TO ASX CORPORATE GOVERNANCE BEST PRACTICE RECOMMENDATIONS

PRINCIPLE	RECOMMENDATION	COMPLIANCE	PAGE

1	Lay solid foundations for management and oversight	Comply
1.1	Formalise and disclose the functions reserved to the board and those delegated to management.	Comply	36

2	Structure the board to add value	Comply
2.1	A majority of the board should be independent directors.	Comply	37
2.2	The Chairperson should be an independent director.	Comply	37
2.3	The roles of Chairperson and Chief Executive Officers should not be exercised by the same individual.	Comply	37
2.4	The board should establish a nomination committee.	Comply	39
2.5	Provide related disclosures.	Comply	n/a

3	Promote ethical and responsible decision-making	Comply
3.1	Establish a code of conduct to guide directors, the chief executive officer (or equivalent), the chief financial officer (or equivalent) and any other key executives as to:	Comply	39
	3.1.1 the practices necessary to maintain confidence in the company’s integrity	Comply	39
	3.1.2 the responsibility and accountability of individuals for reporting and investigating reports of unethical practices	Comply	42
3.2	Disclose the policy concerning trading in company securities by directors, officers and employees.	Comply	40
3.3	Provide related disclosures.	Comply	n/a

4	Safeguard integrity in financial reporting	Comply
4.1	Require the chief executive officer (or equivalent) and the chief financial officer (or equivalent) to state in writing to the board that the company’s financial reports present a true and fair view, in all material respects, of the company’s financial condition and operational results and are in accordance with relevant accounting standards.	Comply	40
4.2	The board should establish an audit committee	Comply	38
4.3	Structure the audit committee so that it consists of: • only Non-executive directors • a majority of independent directors • an independent chairperson, who is not chairperson of the board • at least three members	Comply	38
4.4	The audit committee should have a formal charter.	Comply	38
4.5	Provide relevant disclosures.	Comply	n/a

5	Make timely and balanced disclosure
5.1	Establish written policies and procedures designed to ensure compliance with ASX Listing Rule disclosure requirements and to ensure accountability at a senior management level for that compliance.	Comply	40
5.2	Provide relevant disclosures.	Comply	n/a

COMPARISON TO ASX CORPORATE GOVERNANCE BEST PRACTICE RECOMMENDATIONS

PRINCIPLE	RECOMMENDATION	COMPLIANCE	PAGE

6	Respect the rights of shareholders	Comply
6.1	Design and disclose a communications strategy to promote effective communications with shareholders and encourage effective participation at general meetings.	Comply	40
6.2	Request the external auditor to attend the AGM and be available to answer shareholder questions about the conduct of the audit and the preparation and content of the auditor’s report.	Comply	41

7	Recognise and manage risk	Comply
7.1	The board or appropriate board committee should establish policies on risk oversight and management.	Comply	41
7.2	The chief executive officer (or equivalent) and the chief financial officer (or equivalent) should state to the board in writing that:	Comply	40
	7.2.1 the statement given in accordance with best practice recommendations 4.1 (the integrity of financial statements) is founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the board.	Comply	40
	7.2.2 The company’s risk management and internal compliance and control system is operating efficiently and effectively in all material respects.	Comply	40
7.3	Provide relevant disclosures.	Comply	n/a

8	Encourage enhanced performance	Comply
8.1	Disclose the process for performance evaluation of the board, its committees and individual directors, and key executives.	Comply	39

9	Remunerate fairly and responsibly	Comply
9.1	Provide disclosure in relation to the company’s remuneration policies to enable investors to understand (i) the costs and benefits of those policies and (ii) the link between remuneration paid to directors and key executives and corporate performance.	Comply	50, 51
9.2	The board should establish a remuneration committee.	Comply	38
9.3	Clearly distinguish the structure of Non-executive directors’ remuneration from that of executives.	Comply	60
9.4	Ensure that payment of equity-based executive remuneration is made in accordance with thresholds set in plans approved by shareholders.	Comply	53
9.5	Provide relevant disclosures.	Comply	n/a

10	Recognise the legitimate interests of stakeholders	Comply
10.1	Establish and disclose a code of conduct to guide compliance with legal and other obligations to legitimate stakeholders.	Comply	39

//DIRECTORS’ REPORT

The financial statements and specific disclosures included in this concise financial report have been derived from the full financial report. The concise financial report cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of Alumina Limited and its subsidiaries as the full financial report.

The Directors present their report for the financial year ended 31 December 2005 on the consolidated entity consisting of Alumina Limited (‘the Company’) and the entities it controlled during or at the end of the financial year (the ‘Group’).

DIRECTORS

a.	The names of each person holding the position of director of the parent entity during the financial year are:

D M Morley (Chairman)

J Marlay (Chief Executive Officer)

P A F Hay

R J McNeilly

M R Rayner (Alternate R D J Davies until 31 October 2005, Alternate K A Dean from 1 November 2005)

BOARD OF DIRECTORS

b.	Alumina Limited directors in office as at 31 December 2005 were:

Mr Donald M Morley Age 66

BSc, MBA, FAuslMM

Chair, Independent Non-Executive Director

Mr Morley was elected a director and appointed Chairman of Alumina Limited on 11 December 2002. Mr Morley is a director of Iluka Resources Ltd; a role he has held since December 2002 and has also been a director of SPARK Infrastructure Ltd since November 2005. He was previously a Director of WMC Limited, in the role of Director of Finance until April 2001, and he retired from his executive duties with WMC in October 2002. Mr Morley is a member of the Audit Committee, Compensation Committee and the Nomination Committee. He has wide ranging financial skills and considerable resource industry experience.

Mr Peter A F Hay Age 55

LLB

Independent Non-Executive Director

Mr Hay has been a director of Alumina Limited since 11 December 2002. Mr Hay is a Director of Pacifica Group Limited, Chairman, Investment Banking at Carnegie Wylie & Company and from July 2000 to July 2005 was the Chief Executive Officer of the law firm Freehills. He is a member of the Audit Committee, Compensation Committee and Chair of the Nomination Committee. Mr Hay brings to the Board considerable legal experience and skills particularly in relation to public company takeovers, corporate governance matters and risk management.

Mr Ronald J McNeilly Age 62

BCom, MBA, FCPA, FAICD

Independent Non-Executive Director

Mr McNeilly was elected a director of Alumina Limited on 11 December 2002. He is the Deputy Chairman of BlueScope Steel Limited; Chairman of Worley Parsons Limited; Chairman of Melbourne Business School Limited; Past Director of BHP Billiton Limited, QCT Resources Limited, Tubemakers of Australia Limited and Ausmelt; Past Executive Director Global Markets BHP Billiton Limited from 2001 to 2002; Past Executive Director and President of BHP Minerals from 1999 to 2001. Mr McNeilly is a member of the Audit and Nomination Committee and Chair of the Compensation Committee. Mr McNeilly brings substantial practical experience and skills gained from over 30 years working in the resource sector.

Mr Mark R Rayner Age 68

BSc (Hons) ChemEng FTSE FAusIMM FIEA FAICD

Independent Non-Executive Director

Mr Rayner was elected to take office as director of Alumina Limited on 11 December 2002. He was a director of Pasminco Limited from 1989 to 2003 and Chairman from 1992 to 2003; Director of Mayne Nickless Limited from 1995 to 2002, Chief Executive of Comalco Limited 1978 to 1989, Deputy Chairman 1989 to 1997; Executive Director CRA Ltd 1989 to 1995, Director of National Australia Bank Limited from 1985 to 2001 and Chairman from 1997 to 2001. He is a Director of Boral Ltd, a role he has held since February 1996. Mr Rayner is a member of the Nomination Committee, Compensation Committee and Chair of the Audit Committee. He brings extensive industry specific experience in the bauxite, alumina and aluminium industry of over 35 years.

Mr John Marlay Age 57

BSc, FAICD

Chief Executive Officer

Mr Marlay was elected as executive director and Chief Executive Officer on 11 December 2002. Joined WMC in August 2002, following a role as Head of Strategy for RMC Group Plc in London. Mr Marlay was previously Executive General Manager Business Integration, Hanson Plc from 2000 to 2001. He has held senior management roles with Pioneer International Ltd, James Hardie Industries Limited and Esso Australia Ltd. Mr Marlay has extensive resource sector experience operating in international management roles, including major capital-intensive joint ventures.

c.	Company Secretary

Stephen Foster General Counsel/Company Secretary

BCom LLB(Hons) GDipAppFin (Sec Inst)

GradDip. CSP, ACIS

Stephen Foster is responsible for legal, company secretarial, shareholder services, insurance and human resources. Mr Foster has a wide range of legal and commercial experience gained over 20 years, more recently at Village Roadshow and WMC Limited, after working with the legal firm of Arthur Robinson & Hedderwicks (now Allens Arthur Robinson).

Details of the Company Secretary role are contained on page 40.

d.	Particulars of the numbers of meetings of the Company’s directors (including meetings of committees of directors) and the number of meetings attended by each director are detailed on page 42.

e.	Particulars of relevant interests of shares held by the directors of the Company in the Company or in any related body corporate as at the date of this report are set out on page 67.

INSURANCE OF OFFICERS

f.	During or since the end of the financial year, the Group has paid the premiums in respect of a contract to insure directors and officers of the Group against liabilities incurred in the performance of their duties on behalf of the Group.

The officers of the Group covered by the insurance policy include any natural person acting in the course of duties for the Group who is or was a director, secretary or executive officer as well as senior and executive staff. The Company is prohibited, under the terms of the insurance contract, from disclosing details of the nature of liability insured against and the amount of the premium.

DIVIDENDS

g.	Details of the dividends paid during the financial year are referred to in Note 3 of the Concise Financial Statements.

PRINCIPAL ACTIVITIES

h.	The principal activities of the Group relate to its 40 per cent interest in the series of operating entities forming Alcoa World Alumina and Chemicals (AWAC). AWAC has interests in bauxite mining, alumina refining, and aluminium smelting.

REVIEW OF OPERATIONS AND RESULTS

i.	The financial results for Alumina Limited include the 12 months results of AWAC and associated corporate activities,

j.	The Group’s net profit attributable to members of Alumina Limited was $315.6 million (2004: $316.4 million).

For further information on the operations of the Group during the financial year and the results of these operations, refer to section 2 on page 19 of Part 1 Concise Annual Report.

MATTERS SUBSEQUENT TO THE END OF THE FINANCIAL YEAR

k.	At the date of this report no further matters or circumstances have arisen since 31 December 2005 which significantly affected or may significantly affect:

(i)	operations of the Group; or

(ii)	results of those operations; or

(iii)	state of affairs of the Group in future years.

LIKELY DEVELOPMENTS

l.	In the opinion of the directors, it would prejudice the interests of the Group to provide additional information, except as reported in this Directors’ Report, relating to likely developments in the operations of the Group and expected results of those operations in the financial years subsequent to the financial year ended 31 December 2005.

ENVIRONMENTAL REGULATION

m.	AWAC’s Australian operations are subject to various Commonwealth and state laws governing the protection of the environment in areas such as air and water quality, waste emission and disposal, environmental impact assessments, mine rehabilitation, and access to and use of ground water. In particular, most operations are required to be licensed to conduct certain activities under the environmental protection legislation of the state in which they operate, and such licences include requirements specific to the subject site.

OUTSTANDING OPTIONS ISSUED UNDER THE WMC EMPLOYEE OPTION PLAN

n.	Options over Alumina Limited ordinary shares issued prior to the demerger under the WMC Employee Option Plan at the date of this report are:

Allotment date	30 November 2001
Number	1,971,100
Exercise price	$5.02
Expiry date	30 November 2006

The above options are exercisable by the holder after one year from the date of allotment, at the issue price. If a request to exercise options has not been made to the Company within five years of the allotment date, the Company is required to exercise the option on behalf of the employee.

These options were granted prior to the demerger of WMC Limited to certain employees as part of their remuneration.

Details of Alumina Limited ordinary shares issued following the exercise of options under the terms of the WMC Employee Option Plan are as follows:

	Number of options exercised	Exercise price
During the financial year	2,534,600	Various
Since the balance date	344,500	$5.02

The shares issued on exercise of the options mentioned above are fully paid. Alumina Limited has not issued options since 2001.

ROUNDING OF AMOUNTS

o.	The Company is of a kind referred to in the Australian Securities and Investments Commission Class Order 98/0100. Amounts shown in the concise financial report and this Directors’ Report have been rounded off to the nearest hundred thousand dollars, except where otherwise required, in accordance with that Class Order.

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

p.	There have been no significant changes in the change of affairs of the consolidated entity during the financial year.

AUDITOR

q.	PricewaterhouseCoopers continues in office, in accordance with the Corporations Act 2001.

r.	NON-AUDIT SERVICES

The Company may decide to employ the auditor on assignments additional to their statutory audit duties where the auditor’s expertise and experience with the company and/or the consolidated entity are important. Details of the amounts paid or payable to the auditor (PricewaterhouseCoopers) for audit and non-audit services provided during the year are set out below.

REMUNERATION OF AUDITORS

During the year the following fees were paid or payable for services provided by the auditor of the parent entity, and its related practices:

	Consolidated Entity $Thousand
	2005	2004
(a) Remuneration for audit or review of the parent entity or any entity in the consolidated entity:
Audit of parent entity – PricewaterhouseCoopers – fees for annual audit	283	252
Additional 2003 costs incurred in 2004	—	2
Audit of Annual Report on US Form 20-F – fees for annual audit	105	112
Advice on accounting standards (including transition to A-IFRS)	321	30

	709	396

(b) Remuneration for other assurance services:
Other	—	5
(c) Remuneration for taxation services:
Overseas tax services	101	174

Total	810	575

It is the consolidated entity’s policy only to employ PricewaterhouseCoopers on assignments additional to their statutory audit duties where PricewaterhouseCoopers’ expertise and experience with the consolidated entity are important or where PricewaterhouseCoopers is awarded assignments on a competitive basis.

The Board of directors has considered the position and, in accordance with the advice received from the audit committee is satisfied that the provision for the non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The directors are satisfied that the provision of non-audit services by the auditor, as set out below, did not compromise the auditor independence requirements of the Corporations Act 2001 for the following reasons:

•	All non-audit services have been reviewed by audit committee to ensure they do not impact the impartiality and objectivity of the auditor.

•	None of the services undermine the general principles relating to auditor independence as set out in Professional Statement F1, including reviewing or auditing the auditor’s own work, acting in a management or decision-making capacity for the Company, acting as advocate for the Company or jointly sharing economic risks and rewards.

A copy of the Auditor’s Independence Declaration as required under section 307C of the Corporations Act 2001 is set out on page 70 of the Concise Annual Report.

s.	REMUNERATION REPORT

This Remuneration Report sets out the Company’s remuneration strategy and practices and incorporates remuneration information for Directors and Senior Executives in accordance with the Corporations Act. Senior Executive Remuneration Policy and Non-Executive Director Remuneration Policy are discussed separately in this report. This report forms part of the Directors’ statutory report for the year ended 31 December 2005.

COMPENSATION COMMITTEE

Role of Compensation Committee

The duties and responsibilities delegated to the Compensation Committee (the Committee) by the Board are set out in the Committee’s Charter, which is available on the Company’s website.

In brief, the authority and responsibilities of the Committee are to review and make decisions in relation to:

•	remuneration strategy and policy of the Company;

•	remuneration of Senior Executives and terms of the CEO’s contract;

•	review of incentive plan design;

•	review of succession plans for Senior Executives;

•	approval of performance measures and incentive payments; and

•	advising the Board on remuneration structure for Non-executive Directors.

The Committee is thus responsible for overseeing and implementing the Company’s compensation plans, policies and practices. The Committee reviews the remuneration strategy and plans of the Company, compares the strategy and plans with community and industry standards and verifies the appropriateness of the strategy and plans by reference to external information and advice. The Committee has the responsibility to ensure that shareholder and employee interests are aligned, that the Company is able to attract, develop and retain employees of superior talent, and that Senior Executives are fairly and reasonably compensated.

The Compensation Committee reviews Non-executive Director remuneration annually taking into account the advice of remuneration consultants with regard to market practices, relativities and the duties and accountabilities of Directors and provides a recommendation to the Board on Non-executive Director remuneration. During the year the Committee took advice from the Hay Group, Egan & Associates and Mercer Human Resources. (The Hay Group has no connection to Mr Peter Hay, a Director of the Company).

The Committee meets at least twice a year, and met seven times in 2005. Senior executives do attend certain meetings by invitation.

SENIOR EXECUTIVE REMUNERATION POLICY

Alumina Limited’s remuneration policy is to establish a clear link between performance and remuneration. In doing so we are committed to ensuring that our remuneration process:

1.	is aligned with shareholder interests; and

2.	is also designed to reward and recognise superior Senior Executive performance.

The process ensures that specific and measurable individual objectives and targets that are consistent with business objectives are set for executives and employees.

The performance of individual Senior Executives, against their objectives is assessed half yearly and yearly. The Compensation Committee also obtains independent remuneration information for comparative purposes. Salary reviews and short-term incentives (STIs) are determined by assessing performance against both individual performance objectives and peer Group total shareholder return (TSR) performance. Long-term incentives (LTIs) are assessed against the Company’s TSR compared with that of Australian and international peer group companies.

REMUNERATION PROCESS

Senior Executive remuneration is reviewed annually by the Committee. Senior Executive rewards are determined by three factors: individual performance, Company performance, and market position.

The CEO, Chief Financial Officer and General Counsel/ Company Secretary are the executives who exercise the greatest control over the management and strategic direction of the Group and are the most highly remunerated executives of the Company and the Alumina Group. These Senior Executives are the only employees of the Company who make or participate in making decisions that affect the whole or a substantial part of the business of the Company, or have the capacity to affect significantly the Company’s financial standing and therefore less than five Senior Executives are listed in this Report.

INDIVIDUAL PERFORMANCE

Remuneration reflects individual performance based on the Senior Executive’s performance against specific goals and individual objectives set for each Senior Executive for the year under review.

COMPANY PERFORMANCE

A percentage component of both total cash and share-based remuneration for Senior Executives is based on the performance of the Company measured against peer group companies’ TSR.

MARKET POSITION

Alumina Limited is among the fifty largest companies listed on the Australian Stock Exchange. The skills and expertise required by the Company’s employees equate to those of similar sized companies, notwithstanding that Alumina Limited has a small number of employees.

Accordingly, Alumina Limited’s remuneration levels need to be competitive with comparable Australian organisations to ensure that the Company can attract and retain high-performing employees. The Committee appoints external compensation advisers to provide appropriate salary and benefits reviews on an annual basis.

REMUNERATION STRUCTURE / PERFORMANCE REWARD LINK

Executive Remuneration

Senior Executive remuneration comprises:

•	fixed remuneration – ‘fixed annual reward’ (FAR) is the component of total remuneration specified in an executive’s contract of employment and in periodic salary reviews. It includes salary and superannuation contributions (both Company and salary sacrifice contributions).

•	variable (incentive) payments – contracts for Senior Executives and professional employees include a component of remuneration linked to both STIs and LTIs. Policies defining STIs and LTIs are established by the Committee and reviewed annually.

Fixed Remuneration

The Committee reviews and determines the FAR for the CEO. The CEO annually reviews and recommends to the Committee the FAR for the other Senior Executives.

The Committee undertook a review in 2005 of CEO and Senior Executive remuneration. As part of the review in 2005, the responsibilities and requirements of these positions were updated and advice was sought from a remuneration consultant to ensure CEO and Senior Executive remuneration continues to be appropriate, taking into account the Company’s size, market movements and the complexity of executive responsibilities. Given the small number of employees at Alumina Limited, it is critical that Senior Executives perform at a high level. For Senior Executives, the Company seeks to set FAR at the third quartile of comparable companies.

The Committee determined that the CEO’s FAR be increased from $750,000 per annum to $850,000 per annum, effective 1 January 2006 (further details of the CEO’s remuneration are provided on page 61). Mr Davies’ FAR increased from $378,000 per annum to $575,000 per annum, and Mr Foster’s FAR increased from $273,000 per annum to $350,000 per annum, effective 1 August 2005. Mr Foster’s FAR is fixed until 31 December 2006.

The FAR of Mr Ken Dean, appointed as Chief Financial Officer to succeed Mr Davies effective 1 November 2005, is $540,000 per annum, fixed until 31 December 2006.

Variable Payments

During the year, the Company arranged for an independent consultant to review the structure of its STI and LTI plans. After considering the review, the structure of the STI and LTI were modified, effective 1 January 2006. Details of the arrangements applying during 2005 and the changes to apply from 1 January 2006 are set out below.

i)	2005 Short-Term Incentives

The amount of STI awarded varies according to a combination of individual and Company performance criteria. For the STI, Company performance has been measured using the TSR for a one year period.

Short-term incentive payments are calculated as a percentage of the Senior Executive’s fixed remuneration and are paid in the form of cash. The Committee reviews performance assessments and approves all STI payments to all employees. In 2005, the maximum payable to senior executives was 45 per cent of FAR, of which 25 per cent related to performance against individual objectives, and 20 per cent related to the Company’s relative TSR performance during the 2005 year. The STI was designed to encourage superior performance and link Senior Executive remuneration to the returns achieved by shareholders.

Performance against individual objectives link achievement to reward for Senior Executives for meeting or exceeding measurable objectives in their work. Specific tasks and objectives relate to AWAC joint venture matters and strategy, capital management and dividends, which ultimately support Alumina Limited’s objectives and shareholder interests.

These objectives in 2005 included completion of the acquisition of the Juruti bauxite deposit, implementing a funding plan to ensure Alumina’s participation in AWAC’s growth projects, undertaking action to release franking credits from Alcoa of Australia, the basis of any participation in the Pingguo bauxite and alumina assets and implementation of AIFRS.

Performance of Senior Executives is measured against agreed objectives and targets. Individual performance against the measures was assessed for each Senior Executive for 2005 and an average of 20 per cent of FAR was awarded for this component of STI. The objective of releasing franking credits from Alcoa of Australia was achieved during the year and the 2005 interim dividend was fully franked. The change from Australian generally accepted accounting standards to AIFRS was implemented successfully during the year. Progress was also made during 2005 on the funding plan for AWAC growth projects.

The TSR component of the 2005 STI plan is measured against the same two comparator peer groups used for the 2005 LTI plan grant (see below).

The STI reward attributed to the TSR performance fluctuates according to the relative performance of the Company. An entitlement is triggered according to the scale set out in table 1.0.

TABLE 1.0

Executive STI Rewards	Scorecard	Performance measures	Potential STI per cent of FAR 2005
		TSR in top quartile	20
Company performance	Company 12-month TSR	TSR in third quartile	12
	comparison to peer group	TSR in second quartile	8
		TSR in bottom quartile	—

For 2005, an STI component of 8 per cent of FAR was attributed to short-term relative TSR performance, with Company relative performance registering in the second quartile against peer group performance.

The Comparator companies whose performances the Company’s TSR is measured against are shown in tables 3.1 and 3.2:

Company TSR and individual performance objectives provide an incentive to achieve high levels of personal performance and contribute to high levels of Company performance. TSR has been used as a performance hurdle in the STI plan because it was considered an appropriate means of measuring Company performance. The STI is paid in December in respect of the performance within that year.

ii)	Long-term incentives

Senior Executives are invited to participate in the Alumina Employee Share Plan (ESP). The ESP is designed to link Alumina Limited employee rewards with the long-term goals and performance of the Company, and the generation of shareholder returns.

Each year Senior Executives may be offered (at the Board’s discretion) a conditional entitlement under the ESP, to fully paid ordinary shares in the Company (Performance Rights), which are purchased on market. The Performance Rights vest to Senior Executives at the end of the performance period if the performance tests are achieved over that performance period.

An initial grant of three tranches of Performance Rights, approved by the Board in March 2003, covered a three year period 2003 to 2005. The first tranche was tested in December 2003, the second tranche in December 2004 and the third tranche in December 2005. Subsequent grants of Performance Rights made after March 2003 have a three-year performance test period. The LTI grant value for Senior Executives was set at 30 per cent of FAR for the initial grant of three tranches of Performance Rights in March 2003. The LTI grant value was set at 55 per cent for the subsequent grants in January 2004 and January 2005. The LTI grant value is divided by the prevailing Company share price at the time of the offer to determine the number of Performance Rights offered to Senior Executives under the ESP.

The performance criteria and testing period for each annual offer under the ESP are determined by the Committee at the time of issue of each tranche of Performance Rights.

Re-testing

If less than 100 per cent of the Performance Rights in a tranche vest when tested initially, a second test is conducted six months after the initial test. No further testing is undertaken after this second test. The second test is considered appropriate in view of the volatility of commodity prices and exchange rates and their impact on Company performance. This second test applies only to 50 per cent of the Performance Rights that did not initially vest (for example, if 60 per cent of the Performance Rights initially vest, the second test will apply only to half of the 40 per cent of Performance Rights that did not initially vest). The remaining 50 per cent of Performance Rights that did not vest will lapse and not be subject to future re-testing.

The number of Performance Rights of the re-tested portion that vest will be determined according to Alumina Limited’s relative TSR performance over the period from the commencement of the performance period to the re-test date, according to the same scale used at the initial test (see table 2.0).

Entitlements will generally lapse on cessation of employment. Mr Davies’ Performance Rights that had not vested, lapsed on his resignation in October 2005.

In the event of a change in control, the Board shall determine that any outstanding Performance Rights for which performance hurdles are met at that time shall vest to Senior Executives. A change of control is generally an entity acquiring more than 50 per cent of the issued shares of the Company.

CHANGES TO VARIABLE REMUNERATION FROM 2006

The Structure of the STI and LTI plans were reviewed in 2005 to ensure they were meeting the intended purpose and to take account of changes in market practice and executive responsibilities. As a result of the review of the structure of the STI and LTI plans, the variable incentive payments for Executives have been weighted more to the LTI, with the LTI percentage increasing to 60 per cent of FAR (from 55 per cent) and the STI percentage reducing to 40 per cent of FAR (from 45 per cent), effective 1 January 2006. The CEO’s remuneration structure has also been weighted more to the LTI, with the LTI percentage increasing to 75 per cent of FAR (from 55 per cent) and the STI increasing to 50 per cent of FAR (from 45 per cent), effective 1 January 2006.

The STI structure has also been modified to reduce duplication of performance criteria under both the STI and LTI. The element of the STI award relating to the Company’s TSR performance (up to 20 per cent) has been replaced for senior executives with measurement against achievement of two financial objectives (up to 15 per cent). The remaining 25 per cent of the STI relates to performance against individual objectives. The STI Structure for the CEO from 1 January 2006 is for an STI of 50 per cent of FAR, with 30 per cent relating to performance against personal objectives and 20 per cent measured against achievement of the same two financial objectives specified for Senior Executives. These are the achievement of the AWAC Operating Plan return on capital for the 12-month performance period (normalised for changes in the LME aluminium price) and an earnings per share target for Alumina Limited, based on the AWAC operating plan and Alumina Limited’s corporate budget for the period (normalised for changes in the aluminium price and $A/$US effects).

Overview of LTI performance measurement

Two comparator group tests are applied to determine the number of Performance Rights that vest under the ESP, with each accounting for 50 per cent of the maximum possible grant of Performance Rights under the ESP. The performance tests compare Alumina Limited’s TSR performance with the TSR performance of each of the entities in two comparator groups over the performance period. Results of the performance tests are calculated by a consultant engaged for this purpose.

TSR was chosen as the performance measure for the ESP because it is the most appropriate means of measuring Company performance, as it incorporates both capital growth and dividends.

The comparator groups selected by the Committee include companies that are in similar industries to the Company or compete for capital with the Company, taking into account the size of the Company. The methodology behind tests 1 and 2 is identical, apart from the difference in the comparator groups. The performance tests are defined as follows:

Test 1 relates to performance of Alumina Limited against a comparator group of 50 Australian-listed entities (i.e. 50 entities/securities excluding Alumina Limited and Property Trusts) (Test 1 – ASX Comparator Group). The composition of the ASX Comparator Group for 2005 is shown in table 3.1.

Test 2 relates to performance against a comparator group of 30 international metals and mining entities listed on stock exchanges inside and outside Australia (i.e. 30 entities excluding Alumina Limited) (Test 2 – International Comparator Group). The composition of the International Comparator Group for 2005 is shown in table 3.2.

Under the performance tests, the TSR for each entity in the comparator groups and for Alumina Limited are calculated according to a standard methodology determined by remuneration consultants Mercer Human Resource Consulting, engaged for this purpose. The entities (or securities, as appropriate) in the comparator group are then ranked by TSR performance. The number of Performance Rights for which Senior Executives receive an Alumina Limited share (i.e. that “vest”) is then determined according to the scale in table 2.0:

TABLE 2.0 LTI VESTING TREATMENT

Alumina Limited TSR compared to median of comparator group	Vesting
If Alumina Limited’s TSR is less than the TSR of the company at the 50th percentile of the comparator group, ranked by TSR performance	0 per cent
If Alumina Limited’s TSR is equal to the TSR of the company at the 50th percentile of the comparator group, ranked by TSR performance	50 per cent
If Alumina Limited’s TSR is equal to or greater than the TSR of the company at the 75th percentile of the comparator group, ranked by TSR performance*	100 per cent

*	If Alumina Limited’s TSR performance is between that of the entities (or securities, as appropriate) at the median (i.e. the 50th percentile) and the 75th percentile of the comparator group ranked by TSR performance, the number of Performance Rights in a tranche that vest will increase by 2 per cent for each 1 per cent by which Alumina Limited’s percentile ranking is higher than the 50th percentile.

For previous grants of Performance Rights, which remain current, the relevant comparator group is set out in tables 3.1 and 3.2.

TABLE 3.1 ASX COMPARATOR GROUP

Relevant testing years
Company[1]	June 2005[2]	December 2005	2006	2007	2005 STI
Amcor	X	X	X	X	X
AMP	X	X	X	X	X
Aristocrat Leisure	X	X		X	X
ANZ Banking Group	X	X	X	X	X
Aust. Gas Light	X	X	X	X	X
Axa Asia Pacific Holdings	X	X	X	X	X
BHP Billiton	X	X	X	X	X
BlueScope Steel	X	X	X	X	X
Boral	X	X	X	X	X
Brambles Industries	X	X	X	X	X
Centro Props Group			X	X	X
CFS Gandel Retail Trust	X	X
Coca-cola Amatil	X	X	X	X	X
Cochlear		X
Coles Myer	X	X	X	X	X
Commonwealth Bank	X	X	X	X	X
CSL	X	X	X	X	X
CSR	X	X

TABLE 3.1 ASX COMPARATOR GROUP (CONTINUED)

Fosters Group	X	X	X	X	X
Harvey Norman Holdings	X	X	X	X	X
Insurance Aust. Group	X	X	X	X	X
Investa Property			X
James Hardie Inds.	X	X	X
John Fairfax		X	X	X	X
Leighton Holdings	X	X	X
Lend Lease	X	X	X	X	X
Lion Nathan	X	X	X	X	X
Macquarie Airports				X	X
Macquarie Bank	X	X	X	X	X
Macquarie Infra Group			X	X	X
Mayne Group	X
Mirvac Group	X	X	X	X	X
National Aust. Bank	X	X	X	X	X
Newcrest Mining		X	X	X	X
News Corp CDI B	X
News Corp CDI Ord	X
Orica	X	X	X	X	X
Origin Energy	X	X	X	X	X
Patrick Corp	X	X	X	X	X
Promina Group			X	X	X
Publishing and Bcast.	X	X	X	X	X
Qantas Airways	X	X	X	X	X
QBE Insurance Group	X	X	X	X	X
Resmed CDI		X
Rinker			X	X	X
Rio Tinto	X	X	X	X	X
St George Bank	X	X	X	X	X
Santos	X	X	X	X	X
Southcorp Holdings	X
Stockland	X	X	X	X	X
Suncorp-Metway	X	X	X	X	X
Tabcorp Holdings	X	X	X	X	X
Telecom Corp NZ	X	X	X	X	X
Telstra	X	X	X	X	X
Toll Holdings			X	X	X
Transurban Group		X		X	X
Wesfarmers	X	X		X	X
Westfield Group	X	X	X	X	X
Westfield Holdings			X
Westpac Banking	X	X	X	X	X
WMC Resources Ltd	X
Woodside Petroleum	X	X	X	X	X
Woolworths	X	X	X	X	X

[1]	The companies included in the Comparator Group change from year to year as companies enter or exit the ASX 50 or are delisted.

[2]	This relates to Performance Rights initially tested in December 2004 and for which 50 per cent was subject to a re-test in June 2005.

TABLE 3.2 INTERNATIONAL METALS AND MINING COMPARATOR GROUP

Company[1]	June 2005[2]	December 2005	2006	2007	2005 STI
Acerinox	X	X	X
Alcan	X	X	X	X	X
Alcoa	X	X	X	X	X
Anglo American	X	X	X	X	X
Arcelor (Par)	X	X	X	X	X
Barrick Gold	X	X	X	X	X
BHP Billiton Ltd	X	X	X	X	X
BHP Billiton Plc	X	X	X	X	X
BlueScope Steel			X	X	X
Cameco			X	X	X
China Steel	X	X	X	X	X
Corus Group	X	X		X	X
Dofasco	X	X
Freeport McMoran	X	X	X	X	X
Inco	X	X	X	X	X
JFE Holdings	X	X	X	X	X
Johnson Matthey			X	X	X
Kinross Gold Corp			X
Kobe Steel				X	X
Lonmin	X	X	X
Mitsui Mining & Smelting	X	X
Newmont Mining	X	X	X	X	X
Nippon Steel	X	X	X	X	X
Noranda	X
Nucor	X	X	X	X	X
Phelps Dodge	X	X	X	X	X
Placer Dome	X	X	X	X	X
Posco	X	X	X	X	X
Rio Tinto (Ltd)	X	X	X	X	X
Rio Tinto (Plc)	X	X	X	X	X
Sumitomo Metal Mining	X	X	X
Sumitomo Metals Inds				X	X
Teck Cominco		X	X	X	X
Thyssenkrupp			X	X	X
Toyo Seikan	X	X
US Steel	X	X	X	X	X
CVRD PNA	X	X	X	X	X
Worthington Inds	X	X
Xstrata				X	X

[1]	The companies included in the Comparator Group change from year to year as companies enter or exit the 30 largest companies in the Metals and Mining group or are delisted.

[2]	This relates to Performance Rights initially tested in December 2004 and for which 50 per cent was subject to a retest in June 2005.

LTI Results for the 2003 ESP grant

The relative performance criteria for the third tranche of the March 2003 ESP grant of Performance Rights (i.e. for the 3 years to 4 December 2005) did not equal or exceed the 50th percentile for either comparator group at the first test date of 4 December 2005, and accordingly none of the Performance Rights in the third tranche were vested at that time. For the second tranche of the March 2003 ESP grant on re-testing in June 2005, Alumina’s TSR compared to the International Comparator Group was at the 50th percentile and accordingly 12.5 per cent of the second tranche of Performance Rights vested on the re-test. For details of Performance Rights Performance Rights vested to Senior Executives, refer to table 9.0.

RELATING REWARDS TO PERFORMANCE

The Alumina Limited variable remuneration plans provide incentives for Senior Executives and also ensure that total annual remuneration is related to the extent to which the performance hurdles under the STI and LTI plans are satisfied. The performance measures used provide a strong link between executive remuneration and Alumina Limited performance and shareholder wealth.

Alumina Limited’s share price from 2003 to 2005 moved through the following ranges:

Alumina Limited Share Price // A$

Alumina Limited’s share price increased 24.9% in 2005 from $5.94 on 3 January 2005 to $7.42 on 30 December 2005.

Table 4.0 indicates various measures of Alumina Limited’s performance, and their relationship to executive remuneration, since 2003.

TABLE 4.0 HISTORICAL PERFORMANCE OF ALUMINA LIMITED

	2005		2004	2003
Dividends declared per share (cents)	20		20	23
Percentage change in share price	25		(10)	30
Net profit after tax	$316m		$316m	$237m
Annual Percentile ranking of TSR against ASX 50	48		8	90
Per cent increase in fixed remuneration	27		—	n/a
Per cent of FAR short-term incentive	26	[1]	16	52
Per cent of FAR long-term incentive	2		—	30

NB: Years prior to the Company’s demerger in December 2002 are not included.

[1]	Percentage is calculated by reference to FAR as at 31 December 2005.

Alumina Limited’s profit has increased by 33 per cent, total dividends declared have been 63 cents per share and the share price has increased by 45 per cent for the period 2003 to 2005. Alumina’s TSR from 2003 to 2005 was 56 per cent.

The LTI components and part of the STI component of Senior Executive remuneration are tied to Company performance. Over the period from 2003 to 2005, Alumina Limited has created significant value for shareholders by adding strategically to its interest in AWAC, ensuring Alumina Limited participates in AWAC expansion projects and capital management has been effective for Alumina shareholders. The performance of the Company is measured by TSR and growth in the Company’s profit. Over the period from 2003 to 2005, STI and LTI outcomes for Senior Executives have been aligned to TSR performance and STI outcomes have also been linked to personal objectives which contribute to increased shareholder value. In the future, LTI outcomes will continue to be aligned to TSR performance which directly reflects changes in shareholder wealth.

For the STI, Company performance has been measured using the TSR in the same manner as for the ESP, although for a one-year period. In 2005, Alumina’s performance was in the second quartile of the comparator performance (i.e. between the 25th and the 50th percentiles), which means for Senior Executives that the STI award for the TSR component was 8 per cent of FAR.

SUPERANNUATION

All Alumina Limited employees are members of the Alumina Superannuation Fund, an accumulation fund or a fund of their choice. Contributions are funded at the Superannuation Guarantee Contributions rate, currently 9 per cent of an employee’s fixed annual remuneration.

OPTION PLANS

Alumina Limited does not have any ongoing option plans available to Non-executive Directors, executives and senior managers (including Executive Directors) or employees. One former WMC Limited employee who is continuing employment with Alumina Limited who is not a Senior Executive, holds options in Alumina Limited, which were granted prior to the demerger of the Company in December 2002.

NON-EXECUTIVE DIRECTOR REMUNERATION POLICY

Alumina Limited’s Non-executive Directors receive a fee for fulfilling their Director’s duties. No additional fees are paid to Directors for participating on Board committees. Non-executive Directors’ fees are reviewed annually and are determined by the Committee based on comparative analysis and advice from remuneration consultants, and take into account the Directors’ responsibilities and time spent on Company business. The level of fees reflects the need to attract Directors with the necessary skills and experience. In accordance with recommendation 9.3 of the ASX Corporate Governance Council’s Principles of Good Corporate Governance and Best Practice Recommendations, Non-executive Directors do not receive any performance related remuneration and do not participate in the ESP. Directors are also required to direct at least 10 per cent of their fees to purchase Company shares.

Total remuneration for Non-executive Directors is determined by resolution of shareholders. The maximum aggregate remuneration approved for Directors is $950,000 per annum. A total of $591,325 was paid in Non-executive Director fees in 2005.

There were no fee increases to Non-executive Directors from their appointment in March 2002 until 1 January 2005. Non-executive Directors fees (other than the Chairman) were increased from $85,000 per annum to $110,000 per annum as from 1 January 2005. The Chairman’s fee remained unchanged for 2005. In 2005, the Compensation Committee approved an increase in Non-executive Directors’ fees of 5 per cent, effective from 1 January 2006.

The Chairman’s fee was set in 2002 at $212,500, at a multiple of approximately 2.5 times of Non-executive Directors’ fees. The Chairman’s fee had not been changed since early 2002. In the course of the review undertaken in 2005, it was decided, based on the remuneration consultant’s advice, that the Chairman’s fee level should be $287,500 from 1 January 2006, which bears the same proportion to current Non-executive Directors’ fees as the Chairman’s fee bore to Non-executive Directors’ fees originally set in 2002.

The Directors agreed to continue the practice of not paying additional fees for committee membership or chairmanship of committees. Non-executive Directors’ remuneration details are set out in table 7.0.

NON-EXECUTIVE DIRECTOR RETIREMENT BENEFITS

Non-executive Directors receive, in addition to their fees, a superannuation guarantee contribution which for 2005 was 9 per cent of their fees, being $19,125 for the Chairman and $9,900 for other Non-executive Directors, but do not receive any other retirement benefits. From 1 January 2006, the Superannuation Guarantee contribution for the Chairman is capped at $12,139.

NON-EXECUTIVE DIRECTOR SHARE ACQUISITIONS

Alumina Limited’s Non-executive Directors participate in a share plan that requires the Directors to allocate a minimum of 10 per cent of their annual fees to acquiring shares in the Company. Those shares are purchased on-market on behalf of the Directors. Shares are not allocated on performance but in lieu of receiving cash remuneration. The Non-executive Directors have the option to increase, above the minimum, the proportion of their remuneration they receive as shares. There are no discounts provided to Directors for the acquisition of shares under the plan. All costs associated with acquiring shares are borne by the Director. It is Company policy that Directors hold shares in the Company having a value at least approximately equal to their annual fees by the expiry of their first term as a Director. Participation in the plan further aligns the Directors’ interests with those of shareholders.

CHIEF EXECUTIVE OFFICER REMUNERATION

Terms

Mr Marlay was employed under an employment contract for an initial three-year term, which expired in August 2005. His contract was for an initial fixed annual reward of $700,000, with an annual performance-based STI and a performance-based award of Performance Rights under the ESP. Both of these performance-based benefits, which had a combined maximum value of 100 percent of fixed annual reward, were assessed against individual and Company performance and were subject to Committee review and approval.

From August 2005, Mr Marlay’s employment contract became a continuing contract subject to 12 months’ notice obligation of termination being given by either the Company or Mr Marlay. Mr Marlay’s fixed annual reward increased to $732,000 on 1 January 2005, with a further increase to $750,000 in August 2005. Details of Mr Marlay’s remuneration are provided in table 5.0.

In December 2005, Mr Marlay entered into a new employment contract with a FAR of $850,000 per annum, an STI of up to 50 per cent of FAR (with ‘at target’ performance likely to achieve 30-42 per cent), and a potential grant of Performance Rights (at the Board’s discretion) with a value up to 75 per cent of FAR per annum (which will vest according to the extent to which the ESP performance tests are satisfied). This contract reflected changes in CEO remuneration practices in the market, where there is both a higher proportion of at risk remuneration and greater weighting to long term incentives.

In 2005, Mr Marlay was awarded an STI of $217,500, equivalent to 29 per cent of his FAR. The payment comprised 21 percent relating to performance against individual objectives and 8 percent for Company performance for 2005.

Under the ESP, the Company’s TSR did not exceed the 50th percentile for the 48,900 Performance Rights that were tested in December 2005, therefore none of those Performance Rights vested to Mr Marlay. Fifty per cent of those Performance Rights will be subject to a retest in June 2006. In June 2005, 12.5 per cent of Mr Marlay’s Performance Rights, of the second tranche of the March 2003 grant (representing 5,838 shares) vested upon a retest of those Performance Rights.

Retirement and termination benefits

Under Mr Marlay’s December 2005 employment contract, which does not have a fixed term, either party may terminate the contract upon giving 12 months notice. The Company may make a payment in lieu of some or all of the 12-month notice period by payment of the fixed annual reward plus an amount equivalent to an STI payment at target performance, defined as “base remuneration”. The base remuneration amount will be reduced pro rata to the extent the notice period is required to be served.

If Mr Marlay’s employment is terminated on the basis of redundancy of the position or by Mr Marlay giving written notice to Alumina in the event of a Significant Change (which is defined to be if Alumina ceases to be listed on the Australian Stock Exchange, or if there is a significant change to his status and/or responsibilities which is detrimental to Mr Marlay, or if Alumina decides the position is no longer required and suitable alternative employment is not offered or Mr Marlay does not accept other employment within Alumina or another employer) then Mr Marlay is entitled to:

•	statutory annual leave and long service leave entitlements (with long service leave paid pro rata if there is 3 years or more continuous service);

•	the greater of six months base remuneration (being FAR and the at target STI) or the aggregate of; a notice payment of 12 weeks, a severance payment of 2.5 weeks per completed years of service plus an additional severance payment of 13 weeks.

Mr Marlay is not entitled to the payment outlined above where the reason for a Significant Change is poor performance or inability to fulfil agreed responsibilities. Mr Marlay is not entitled to retirement benefits other than superannuation entitlements.

In addition to any entitlements conferred on Mr Marlay under his service contract, Mr Marlay is entitled to receive on termination of employment, his statutory entitlements of accrued annual and long service leave, together with any superannuation benefits. Mr Marlay is not entitled to receive any other additional termination benefits, other than those previously mentioned and any vesting of shares under the ESP.

Service Agreements

In addition to Mr Marlay, Alumina Limited has entered into a service contract with each other Senior Executive. The contracts are not fixed term and each provide for the following:

1.	Remuneration and employment conditions;

2.	Powers and duties;

3.	External activities; the fees in relation to Mr Dean’s position as an Non-executive director of Santos Ltd. are paid to the Company.

4.	If Mr Dean or Mr Foster’s employment is terminated on the basis of redundancy of their position or if they give written notice to Alumina Limited in the event of a Significant Change - (which is defined to be if Alumina ceases to be listed on the Australian Stock Exchange, or if there is a significant change to their status and/or responsibilities which is detrimental to them, or if Alumina decides their position is no longer required and suitable alternative employment is not offered or if they do not accept other employment), then Mr Dean and Mr Foster are entitled to:

•	statutory annual leave and long service leave entitlements (with long service leave paid pro rata if there is 3 years or more continuous service);

•	the greater of six months Base Remuneration (being FAR and the at target STI) or the aggregate of; a notice payment of 12 weeks, a severance payment of 2.5 weeks per completed year of service plus an additional severance payment of 13 weeks. Mr Dean and Mr Foster are not entitled to the payment outlined above where the reason for a significant change is poor performance or inability to fulfil agreed responsibilities. Mr Dean and Mr Foster are not entitled to retirement benefits other than superannuation entitlements.

5.	A requirement that the Company provides six months notice to terminate the contract and the Senior Executive provide three months written notice of termination.

In addition to any entitlements conferred on them by their service contract, each Senior Executive is also entitled to receive, on termination of employment, their statutory entitlements of accrued annual and long service leave, together with any superannuation benefits. Each Senior Executive is not entitled to receive any other additional termination payments, other than those previously mentioned and any vesting of shares under the ESP.

Mr Davies, who resigned as Chief Financial Officer on 31 October, 2005 was subject to a service contract on the same terms and conditions as other Senior Executives.

TABLE 5.0

CEO’S REMUNERATION

	John Marlay* Chief Executive Officer
	$ 2005	$ 2004
Short-term benefits
Fixed remuneration – cash[1]	727,638	688,707
Short-term incentive[2]	217,500	126,000
Non-monetary benefits	n/a	n/a
Post Employment
Superannuation – Company contributions[3]	11,862	11,293
Retirement benefits	n/a	n/a
Equity
Share options	n/a	n/a
Performance share rights[4]	200,821	115,297
Total Remuneration	1,157,821	941,297

*	Mr Marlay is an Executive Director of Alumina Limited.

[1]	Fixed remuneration is the total cost of salary exclusive of superannuation

[2]	Short-term incentive reflects the cash value paid for the years ended 31 December 2005 and 31 December 2004.

[3]	Superannuation contributions reflect the Superannuation Guarantee payment.

[4]	The value of Performance Rights is calculated in accordance with AASB 2, which is a different basis to that of Table 6.1.

TABLE 5.1

MOST HIGHLY REMUNERATED EXECUTIVES

	Robert Davies* Chief Financial Officer 1 January 2005 to 31 October 2005		Stephen Foster General Counsel/ Company Secretary		Ken Dean* Chief Financial Officer from 1 November 2005 to 31 December 2005
	$ 2005	$ 2004	$ 2005	$ 2004	$ 2005	$ 2004
Short-term benefits
Fixed remuneration – cash[1]	354,411	348,707	293,221	248,707	102,515	n/a
Short-term incentive[2]	120,000	54,000	91,000	36,400	n/a	n/a
Non-monetary benefits	n/a	n/a	n/a	n/a	n/a	n/a
Post employment
Superannuation – Company contributions[3]	9,839	11,293	11,862	11,293	2,023	n/a
Retirement benefits	n/a	n/a	n/a	n/a	n/a	n/a
Equity
Share options	n/a	n/a	n/a	n/a	n/a	n/a
Performance Rights[4]	(77,486)	59,206	74,788	42,928	n/a	n/a
Total remuneration	406,764	473,206	470,871	339,328	104,538	n/a

Total for most highly remunerated executives	$ 2005	$ 2004
Total short-term benefits	961,147	687,814
Total post employment	23,724	22,586
Total share-based payment	(2,698)	102,134
Total remuneration	982,173	812,534

*	Mr Davies was an alternate director for Mr Rayner until 31 October 2005. Mr Dean was an alternate director for Mr Rayner from 1 November 2005 to 31 December 2005. Mr Dean commenced employment with Alumina Limited as Chief Financial Officer elect on 24 October 2005.

[1]	Fixed remuneration is the total cost of salary exclusive of superannuation.

[2]	Short-term incentive (STI) reflects the cash value paid for the years ended 31 December 2005 and 31 December 2004.

[3]	Superannuation benefits reflect the Superannuation Guarantee payment.

[4]	The value of Performance Rights is calculated in accordance with AASB 2, which is a different basis to that of table 6.1.

TABLE 5.2

INCENTIVES - MOST HIGHLY REMUNERATED EXECUTIVES

	John Marlay Chief Executive Officer %	Robert Davies Chief Financial Officer 1 January 2005 to 31 October 2005%	Stephen Foster General Counsel/ Company Secretary %	Ken Dean Chief Financial Officer 1 November 2005 to 31 December 2005%
Short-term incentive
Percentage paid	64.44	46.66	57.77	n/a
Percentage forfeited	35.56	53.34	42.23	n/a
Long-term incentive[1]
Percentage vested
June 2005	12.5	12.5	12.5	n/a
December 2005	—	—	—	n/a
Percentage forfeited
June 2005	37.5	37.5	37.5	n/a
December 2005	50	50	50	n/a
Percentage of remuneration
Comprising variable remuneration	36.13	10.45	35.20	n/a

[1]	Mr Davies’ remaining Performance Rights lapsed on his resignation on 31 October 2005.

TABLE 6.0

DETAILS OF PERFORMANCE RIGHTS GRANTED AS REMUNERATION

	Rights		% vested in 2005	% forfeited in 2005	Performance Rights yet to vest	Financial year in which grants may vest	Value of rights outstanding 31/12/05
	Number	Date of grant					$ Min[3]	$ Max[4]
Mr J Marlay	46700[1]	Mar 03	12.5	37.5	—	2005	—	—
	48,900	Mar 03	—	50	24,450	2005	—	60,881
	72,500	Jan 04	—	—	72,500	2006	—	218,225
	70,600	Jan 05	—	—	70,600	2007	—	259,808
Mr R Davies	24,000[1]	Mar 03	12.5	37.5	—	2005	—	—
	25,000	Mar 03	—	100	—	2005	—	n/a
	37,300	Jan 04	—	100	—	2006	—	n/a
	36,500	Jan 05	—	100	—	2007	—	n/a
Mr K Dean[2]			n/a
Mr S Foster	17,400[1]	Mar 03	12.5	37.5	—	2005	—	—
	18,200	Mar 03	—	50	9,100	2005	—	22,659
	27,000	Jan 04	—	—	27,000	2006	—	81,270
	26,300	Jan 05	—	—	26,300	2007	—	96,784

[1]	These Rights were initially tested in December 2004.

[2]	Mr Dean has not been allocated any Performance Rights as at 31 December 2005.

[3]	The minimum value of the grant is $nil if the performance conditions are not met.

[4]	Maximum value has been calculated by reference to valuations determined on the basis as outlined in note (A) to table 6.1.

The terms of Performance Rights granted to John Marlay, Bob Davies and Stephen Foster were not altered during the 2005 year.

The terms and conditions of each grant of Performance Rights affecting remuneration in the previous, this or future reporting periods are as follows:

Grant date	End of performance period[1]	Value per Performance Right at grant date[2]
26/03/2003	3/12/2003	2.44
26/03/2003	3/12/2004	2.49
26/03/2003	3/12/2005	2.49
19/01/2004	21/12/2006	3.01
25/01/2005	16/12/2007	3.68

[1]	End of performance date is the date the performance of the Company is measured against the performance criteria. If the Company fails to meet the minimum performance criteria then 50% of the Performance Rights are forfeited and 50% are subject to a re-test in six months time.

[2]	Value per Performance Right is independently calculated by Mercer Finance and Risk Consulting using the assumptions underlying the Black-Scholes methodology to produce a Monte Carlo simulation model which allows the incorporation of the hurdles that must be met before the Performance Rights vest.

TABLE 6.1

VALUE OF PERFORMANCE RIGHTS/OPTIONS

Director/Senior Executives	(A) Value – Granted in 2005 $		(B) Value – Vested in 2005 $		(C) Value – Lapsed in 2005 $		(D) Total of Columns A+B-C $		(E) Value as proportion of remuneration %
	Performance Rights	Options	Performance Rights	Options	Performance Rights	Options	Performance Rights	Options
John Marlay	259,808	n/a	33,043	n/a	(104,487)	n/a	188,364	n/a	16
Robert Davies	134,320	n/a	16,980	53,500	(331,893)	n/a	(180,593)	53,500	(31)
Ken Dean	—	n/a	—	n/a	—	n/a	—	n/a	n/a
Stephen Foster	96,784	n/a	12,310	n/a	(38,906)	n/a	70,188	n/a	15

Table 6.1 shows the total value of any Performance Rights or options granted, exercised and lapsed in the year in relation to Directors and Senior Executives based on the following assumptions:

(A)	The value of Performance Rights granted in the year reflects the value of a Performance Right, times the number of Performance Rights granted during 2005. Performance Rights were valued independently by Mercer Finance and Risk Consulting using the assumptions underlying the Black-Scholes methodology to produce a Monte Carlo simulation model that accomodates features associated with Alumina Limited’s ESP such as exercise, forfeiture and performance hurdles. The rights are those granted in January 2005.

(B)	The value of options exercised during 2005 has been determined by the share price applicable on the option date less the option exercise price times the number of options exercised during 2005. Mr Davies exercised 50,000 options granted prior to the Company’s demerger, realising a profit of $53,500. The value of Performance Rights vesting during 2005 was determined by the number of vested rights multiplied by the market price at the vesting date.

(C)	The value applicable to Performance Rights at lapse date has been determined by using the fair value as calculated by Mercer Finance and Risk Consulting multiplied by the number of rights lapsed.

(D)	The total value is the sum of the value of Performance Rights/options granted during 2005, plus the value of Performance Rights/options exercised or vested during 2005, less the value of Performance Rights/options that lapsed during 2005.

TABLE 7.0

NON-EXECUTIVE DIRECTORS

	Don Morley $		Peter Hay $		Ron McNeilly $		Mark Rayner $
	$ 2005	$ 2004	$ 2005	$ 2004	$ 2005	$ 2004	$ 2005	$ 2004
Short-term benefits
Fees - cash[1]	191,250	191,250	—	—	82,500	63,750	99,000	76,500
Value of shares acquired in lieu of fees[2]	21,250	21,250	110,000	85,000	27,500	21,250	11,000	8,500
Post employment
Superannuation Guarantee	19,125	19,125	9,900	7,650	9,900	7,650	9,900	7,650
Retirement benefit accrued	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Other
Stock Appreciation Plan	n/a	(254,113)[3]	n/a	n/a	n/a	n/a	n/a	n/a
Total Remuneration	231,625	(22,488)	119,900	92,650	119,900	92,650	119,900	92,650

[1]	Directors’ fees are fixed and relate to their participation on the Board. Directors do not receive a separate fee for participation on a Board Committee.

[2]	Directors are required to sacrifice a minimum of 10 per cent of their fixed remuneration in Company Shares. The directors have the discretion to vary the amount of fixed remuneration they apply to acquiring shares.

[3]	In 2004 Mr Morley redeemed all of his Stock Appreciation Rights (SAP) (granted during his employment with WMC Limited) for a total redemption value of $133,150 at an average redemption value per SAP of $0.53. The difference between the accrued amount of $387,263 reported in 2003 and the actual redemption value of $133,150 was $254,113.

TABLE 8.0

NON-EXECUTIVE DIRECTOR SHAREHOLDINGS AND SHARE OPTIONS 2005

	Balance of shares as at 1 January 2005[1]	Shares acquired during the year in lieu of salary[2]	Shares acquired during the year through the exercise of options	Other shares acquired during the year	Balance of shares held at 31 December 2005[1]
Don Morley	413,796	3,548	—	—	417,344
Peter Hay	15,430	16,270	—	—	31,700
Ron McNeilly	23,304	4,066	—	—	27,370
Mark Rayner	26,467	1,627	—	—	28,094

NON-EXECUTIVE DIRECTOR SHAREHOLDINGS AND SHARE OPTIONS 2004

	Balance of shares as at 1 January 2004[3]	Shares acquired during the year in lieu of salary[2]	Shares acquired during the year through the exercise of options	Other shares acquired during the year	Balance of shares held at 31 December 2004[3]
Don Morley	310,492	3,304	100,000	—	413,796
Peter Hay	2,200	13,230	—	—	15,430
Ron McNeilly	20,000	3,304	—	—	23,304
Mark Rayner	20,000	6,467	—	—	26,467

[1]	Balance of shares held at 1 January 2005 and 31 December 2005 include directly held, nominally held shares and shares held by personally related entities.

[2]	Non-executive directors are required to allocate a minimum of 10 per cent of their fees per annum to acquire shares in the Company.

[3]	Balance of shares held at 1 January 2004 and 31 December 2004 include directly held, nominally held shares and shares held by personally related entities.

TABLE 9.0

SENIOR EXECUTIVES - HOLDINGS OF PERFORMANCE RIGHTS AND OPTIONS 2005

Specified Executives	John Marlay		Robert Davies		Stephen Foster		Ken Dean
Type of equity-based instrument	Share Option	Performance Rights	Share Option	Performance Rights	Share Option	Performance Rights	Share Option	Performance Rights
Number held at 1 January 2005[1]	—	144,750	50,000	74,300	—	53,900	—	—
Number granted during the year as remuneration[2]	—	70,600	—	36,500	—	26,300	—	—
Number vested during the year	—	(5,838)	—	(3,000)	—	(2,175)	—	—
Number lapsed during the year[3]	—	(41,962)	—	(107,800)	—	(15,625)	—	—
Number exercised during the year	—	—	(50,000)[4]	—	—	—	—	—
Number held at 31 December 2005	—	167,550	—	—	—	62,400	—	—

[1]	Includes the number of Performance Rights granted that were subject to testing in June 2005, December 2005 and December 2006 but not yet vested.

[2]	Performance Rights granted in January 2005 for the three-year performance test period concluding in December 2007.

[3]	Performance Rights conditions were not met for Tranche 3 of the March 2003 grant and under the ESP Rules, 50 per cent of the entitlement lapsed with the remaining 50 per cent to be retested in June 2006. In addition, a portion of Tranche 2 of the March 2003 grant tested in June 2005 lapsed. Mr Davies’ remaining Performance Rights lapsed on his resignation on 31 October 2005.

[4]	Mr Davies exercised his options and sold the shares he obtained from exercising his options.

TABLE 9.1

SENIOR EXECUTIVES - HOLDINGS OF PERFORMANCE RIGHTS AND OPTIONS 2004

Specified Executives	John Marlay		Robert Davies		Stephen Foster		Ken Dean
Type of equity-based instrument	Share Option	Performance Rights	Share Option	Performance Rights	Share Option	Performance Rights	Share Option	Performance Rights
Number held at 1 January 2004[1]	—	95,600	50,000	49,000	—	35,600	—	—
Number granted during the year as remuneration[2]	—	72,500	—	37,300	—	27,000	—	—
Number vested during the year	—	—	—	—		—	—	—
Number lapsed during the year[3]	—	(23,350)	—	(12,000)	—	(8,700)	—	—
Number exercised during the year	—	—	—	—	—	—	—	—
Number held at 31 December 2004	—	144,750	50,000	74,300	—	53,900	—	—

[1]	The number of Performance Rights granted for 2004 (tested in December 2004), 2005 (tested in December 2006) but not yet vested.

[2]	Performance Rights granted in 2004 for the three-year performance test period concluding in December 2006.

[3]	2004 Performance Rights conditions were not met and under the ESP Rules, 50% of the entitlement lapsed with the remaining 50% to be retested in June 2005.

TABLE 9.2

DIRECTOR AND SENIOR EXECUTIVE PERFORMANCE RIGHTS GRANTED AND VESTED

Name	Number of Performance Rights granted during year		Number of Performance Rights vested during year[1]
	2005	2004	2005	2004
Directors
John Marlay	70,600	72,500	5,838	—
Other key management personnel
Bob Davies	36,500	37,300	3,000	—
Stephen Foster	26,300	27,000	2,175	—
Ken Dean	—	—	—	—

[1]	Performance Rights that vest result in the applicable shares being held on trust for the employee by the Alumina Employee Share Plan Pty Ltd.

TABLE 10.0

SENIOR EXECUTIVES SHAREHOLDINGS FOR THE YEAR ENDED 31 DECEMBER 2005

	Balance of shares as at 1 January 2005[1]	Shares acquired during the year	Shares acquired during the year through the exercise of options	Shares acquired during the year under Employee Share Plan[2]	Shares sold during the year	Balance of shares held at 31 December 2005[1]
John Marlay	84,500	—	—	5,838	—	90,338
Robert Davies	90,762	—	50,000[3]	3,000	(143,762)	—
Stephen Foster	26,500	—	—	2,175	—	28,675
Ken Dean	—	—	—	—	—	—

SENIOR EXECUTIVES SHAREHOLDINGS FOR THE YEAR ENDED 31 DECEMBER 2004

	Balance of shares as at 1 January 2004[4]	Shares acquired during the year	Shares acquired during the year through the exercise of options	Shares acquired during the year under Employee Share Plan[2]	Shares sold during the year	Balance of shares held at 31 December 2004[4]
John Marlay	84,500	—	—	—	—	84,500
Robert Davies	90,762	—	—	—	—	90,762
Stephen Foster	26,500	—	—	—	—	26,500
Ken Dean	—	—	—	—	—	—

[1]	Balance of shares held at 1 January 2005 and 31 December 2005 include directly held, nominally held shares and shares held by personally related entities. Mr Davies was not an employee of the Company as at 31 December 2005.

[2]	Does not include Performance Rights granted under the ESP but not vested.

[3]	Mr Davies exercised 50,000 options issued prior to the Company’s demerger and sold the shares acquired on exercise.

[4]	Balance of shares held at 1 January 2004 and 31 December 2004 include directly held, nominally held shares and shares held by personally related entities.

This report is made in accordance with a resolution of the directors.

DON MORlEY // CHAIRMAN	JOHN MARLAY //CHIEF EXECUTIVE OFFICER
28 FEBRUARY 2006

AUDITOR’S INDEPENDENCE DECLARATION

As lead auditor of Alumina Limited for the year ended 31 December 2005, I declare that to the best of my knowledge and belief, there have been:

(a) no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

(b) no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Alumina Limited and the entities it controlled during the period.

PricewaterhouseCoopers

T GOLDSMITH
PARTNER
MELBOURNE
28 FEBRUARY 2006

// CONCISE FINANCIAL REPORT

ALUMINA LIMITED AND CONTROLLED ENTITIES

CONSOLIDATED INCOME STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2005

	$ Mi l l ion
	2005	2004
Revenue from continuing operations	4.0	8.9
Other income	—	44.5
General and administrative expenses	(10.2)	(8.7)
Finance costs	(15.3)	(8.1)
Share of net profits of associates accounted for using the equity method	337.1	283.5

Profit from continuing operations before income tax	315.6	320.1
Income tax expense	—	(3.7)

Net profit attributable to members of Alumina Limited	315.6	316.4

Earnings per share for profit from continuing operations attributable to the ordinary equity holders of the Company:
Basic earnings per share	27.1c	27.2c
Diluted earnings per share	27.1c	27.2c

ALUMINA LIMITED AND CONTROLLED ENTITIES

CONSOLIDATED BALANCE SHEET AS AT 31 DECEMBER 2005

	$ Million
	2005	2004
CURRENT ASSETS
Cash and cash equivalents	15.2	117.9
Receivables	0.5	0.8
Deferred tax assets	2.1	2.1
Other financial assets	0.5	—

Total current assets	18.3	120.8

NON-CURRENT ASSETS
Investments accounted for using the equity method	1,994.9	1,702.1
Property, plant and equipment	0.3	0.3

Total non-current assets	1,995.2	1,702.4

TOTAL ASSETS	2,013.5	1,823.2

CURRENT LIABILITIES
Payables	3.1	2.4
Interest-bearing liabilities	478.7	397.9
Provisions	0.1	0.1
Other	1.2	10.7

Total current liabilities	483.1	411.1

NON-CURRENT LIABILITIES
Provisions	0.2	0.2

Total non-current liabilities	0.2	0.2

TOTAL LIABILITIES	483.3	411.3

NET ASSETS	1,530.2	1,411.9

EQUITY
Parent entity interest:
Contributed equity	415.7	404.1
Treasury shares	(0.6)	(0.6)
Reserves:
- Group	41.4	52.6
- Associates	37.5	2.4
Retained profits:
- Group	608.7	441.5
- Associates	427.5	511.9

TOTAL EQUITY	1,530.2	1,411.9

ALUMINA LIMITED AND CONTROLLED ENTITIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE YEAR ENDED 31 DECEMBER 2005

	$ Million
	2005	2004
Total equity at the beginning of the financial year	1,411.9	1,307.0

Adjustment on adoption of AASB 2, net of tax, to Reserves	(0.2)	1.6
Adjustment on adoption of AASB 139, net of tax, to Reserves	35.6	—
Exchange differences on translation of foreign operations	(11.5)	1.3

Net income recognised directly in equity	23.9	2.9
Profit from continuing operations after income tax	315.6	316.4

Total recognised income and expense for the year	339.5	319.3

Transactions with equity holders in their capacity as equity holders:
Contributions of equity, net of transaction costs	11.6	19.3
Treasury shares	—	(0.6)
Dividends provided for or paid	(232.8)	(233.1)

	(221.2)	(214.4)

Total equity at the end of the financial year	1,530.2	1,411.9

ALUMINA LIMITED AND CONTROLLED ENTITIES

CONSOLIDATED CASH FLOW STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2005

	$ Million
	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES
Payments to suppliers and employees (inclusive of goods and services tax)	(14.3)	(13.5)
GST refund received	0.5	0.3
Dividends received from associates	95.9	160.4
Interest received	4.5	8.6
Interest paid	(14.3)	(7.8)
Income taxes refunded	0.1	0.5
Other	(0.4)	—

Net cash inflow from operating activities	72.0	148.5

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of Specialty Chemical Business	—	109.0
Proceeds from share premium reduction in associates	—	2.0
Payments for investment in associates	(8.2)	(41.1)
Other	—	3.5

Net cash (outflow) / inflow from investing activities	(8.2)	73.4

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issues of shares	11.6	19.3
Proceeds from borrowings	52.8	10.1
Repayment of borrowings	—	(64.7)
Dividends paid	(232.8)	(233.1)

Net cash outflow from financing activities	(168.4)	(268.4)

Net decrease in cash and cash equivalents	(104.6)	(46.5)
Cash and cash equivalents at the beginning of the financial year	117.9	165.3
Effects of exchange rate changes on cash and cash equivalents	1.9	(0.9)

Cash and cash equivalents at end of the financial year	15.2	117.9

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE CONCISE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2005

This Concise Financial Report relates to the consolidated entity consisting of Alumina Limited and the entities it controlled at the end of, or during the year ended 31 December 2005. The accounting policies adopted have been consistently applied to all years presented, unless otherwise stated in Note 1 below.

The Company is of a kind referred to in Class Order 98/100, issue by the Australian Securities and Investment Commission, relating to the “rounding off” of amounts in financial reports. Amounts in the Concise Financial Report have been rounded off in accordance with the Class Order to the nearest thousand dollars, or as otherwise indicated.

NOTE 1

ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

The full financial report on which this Concise Financial Report is based is the first annual Alumina Limited financial report to be prepared in accordance with Australian equivalents to International Financial Reporting Standards (A-IFRS). AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards has been applied in preparing the full financial report.

Financial statements of Alumina Limited until 31 December 2004 had been prepared in accordance with previous Australian Generally Accepted Accounting Principles (AGAAP), AGAAP differences in certain respects from A-IFRS. When preparing Alumina Limited 2005 financial statements, management has amended certain accounting, valuation and consolidation methods applied in AGAAP financial statements to comply with A-IFRS. With the exception of financial instruments, the comparative figures in respect of 2004 were restated to reflect these adjustments. The Group has taken the exemption available under AASB 1 to only apply AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement from 1 January 2005.

Reconciliations and descriptions of the effect of transition from previous AGAAP to A-IFRS on the Group’s equity and its net income are given in Note 34 of the full financial report. A summary of this information is provided:

$Million
(1) Impact on total equity reported under previous AGAAP
a. At the date of transition to A-IFRS:
1 January 2004
Total equity under previous AGAAP	1,323.8
Adjustments to retained earnings (net of related tax impact)	62.1
Adjustments made to reserves	(78.9)

Total equity under A-IFRS	1,307.0

b. At the end of the last reporting period:
31 December 2004
Total equity under previous AGAAP	1,430.0
Adjustments to retained earnings (net of related tax impact)	60.7
Adjustments made to reserves/treasury shares	(78.8)

Total equity under A-IFRS	1,411.9

(2) Impact on profit for year ended 31 December 2004 as reported under AGAAP	322.1
Foreign currency translation reserve	(3.4)
Share-based payment	(0.3)
Share of net profit of associates accounted for using the equity method	(3.4)
Income tax expense	1.4

Profit for the year ended 31 December 2004 - restated under A-IFRS	316.4

(3) Impact on cash flow statement

The adoption of A-IFRS has not resulted in any material adjustments to the cash flow statements.

Presentation currency

The presentation currency used in this Concise Financial Report is Australian dollars.

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE CONCISE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2005

NOTE 2

FINANCIAL REPORTING BY SEGMENT

(a)	Business segments

Years ended 31 December 2005 and 31 December 2004

Alumina Limited’s primary assets are its 40% interest in the series of operating entities forming AWAC. The company operates in the alumina/aluminium business through its equity interests in AWAC.

(b)	Geographical segments

	$ Million
Year ended 31 December 2005 Consolidated	Australia	North America	Europe	Caribbean, South America, Africa*	Total
Segment revenue by location of customer**	—	—	—	—	—
Unallocated revenue	4.0	—	—	—	4.0

Consolidated revenue					4.0
Investments in associates	1,030.2	356.0	54.8	553.9	1,994.9
Segment assets	12.6	1.3	4.7	—	18.6
Segment liabilities	483.2	0.1	—	—	483.3

Consolidated net assets					1,530.2
Acquisitions of non-current assets	—	—	—	—	—

Total acquisitions of non-current assets					—

	$ Million
Year ended 31 December 2005 Consolidated	Australia	North America	Europe	Caribbean, South America, Africa*	Total
Segment revenue by location of customer**	—	—	—	—	—
Unallocated revenue	8.9	—	—	—	8.9

Consolidated revenue					8.9
Investments in associates	758.0	352.3	50.9	540.9	1,702.1
Segment assets	110.9	1.4	0.4	8.4	121.1
Segment liabilities	402.8	0.1	—	8.4	411.3

Consolidated net assets					1,411.9
Acquisitions of non-current assets	—	—	—	51.1	51.1

Total acquisitions of non-current assets					51.1

*	Predominantly includes assets in Jamaica, Brazil, Suriname and Guinea.

**	The Group had no sale of goods and services for the year; therefore no segment revenue is disclosed.

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE CONCISE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2005

NOTE 3

DIVIDENDS

	$ Million
	2005		2004
Interim dividend No. 52 of 10 cents fully franked at 30% per fully paid share declared 4 August 2005 and paid 31 October 2005 (2004: 10 cents fully franked at 30% per fully paid share, paid on 6 September 2004).	116.5		116.1
Final dividend No. 51 of 10 cents franked to 7.5 cents at 30% per fully paid share, paid on 31 March 2005 (2004: 10 cents fully franked at 30% per fully paid share, paid on 30 March 2004).	116.3		116.1

	232.8		232.2

Dividends paid per share	20.0	c	20.0	c

(a)	Dividends paid during the year

Dividend No. 52, paid on 31 October 2005, was the interim dividend for 2005.

Dividend No. 51, paid on 31 March 2005, was the final dividend for 2004.

(b)	Dividends not recognised at year end

In addition to the above dividends, since year-end the Directors have recommended the payment of a final dividend No. 53 of 10 cents a share fully franked, declared 1 February 2006 and payable on 31 March 2006. The aggregate amount of the proposed dividend expected to be paid out of retained profits at 31 December 2005, but not recognised as a liability at year end is $116.6 million.

(c)	Franked Dividends

The fully franked dividends received from Alcoa of Australia Limited (AofA) in the financial year were	411.6	148.0
Balance of franking account adjusted for franking credits which will arise from the payment of income tax provided for in these financial statements:
Class ‘C’ (30%) franking credits available for subsequent financial years, based on a tax rate of 30% (2004: 30%)	93.5	1.9

The above amounts represent the balance of the franking account as at the end of the financial year, adjusted for:

a)	Franking credits that will arise from the payment of the current tax liability;

b)	Franking debits that will arise from the payment of dividends recognised as a liability at the reporting date;

c)	Franking credits that will arise from the receipt of dividends recognised as receivables at the reporting date; and

d)	Franking credits that may be prevented from being distributed in subsequent financial years.

NOTE 4

EVENTS OCCURRING AFTER THE BALANCE SHEET DATE

There have been no significant events since 31 December 2005.

ALUMINA LIMITED AND CONTROLLED ENTITIES DIRECTORS’ DECLARATION

The directors declare that in their opinion, the concise financial report of the consolidated entity for the year ended 31 December 2005 as set out on pages 71-77 complies with Accounting Standards AASB 1039: Concise Financial Report.

The Concise Financial Report is an extract from the Full Financial Report for the year ended 31 December 2005. The financial statements and specific disclosures included in the Concise Financial Report have been derived from the Full Financial Report.

The Concise Financial Report cannot be expected to provide as full an understanding of the Financial performance, Financial position and financing and investing activities of the consolidated entity as the Full Financial report, which is available on request.

This declaration is made in accordance with a resolution of the directors.

The directors have been given the declarations by the Chief Executive Officer and Chief Financial Officer required by Section 295 of the Corporations Act 2001.

DON MORLEY / / CHAIRMAN 28 FEBRUARY 2006	JOHN MARLAY / / CHIEF EXECUTIVE OFFICER

INDEPENDENT AUDIT REPORT TO THE MEMBERS OF ALUMINA LIMITED

Audit opinion

In our opinion, the concise financial report of Alumina Limited for the year ended 31 December 2005 complies with Australian Accounting Standard AASB 1039: Concise Financial Reports.

This opinion must be read in conjunction with the rest of our audit report.

Scope

The concise financial report and directors’ responsibility

The concise financial report comprises the consolidated balance sheet, consolidated income statement, consolidated cash flow statement, consolidated statement of changes in equity, notes to the financial statements, and the directors’ declaration for Alumina Limited (the company) for the year ended 31 December 2005.

The directors of the company are responsible for the preparation and presentation of the financial report in accordance with Australian Accounting Standard AASB 1039: Concise Financial Reports.

Audit approach

We conducted an independent audit of the concise financial report in order to express an opinion on it to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the concise financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgment, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected. For further explanation of an audit, visit our website http://www.pwc.com/au/financialstatementaudit.

We also performed an independent audit of the full financial report of the company for the financial year ended 31 December 2005. Our audit report on the full financial report was signed on 28 February 2006, and was not subject to any qualification.

In conducting our audit of the concise financial report, we performed procedures to assess whether in all material respects the concise financial report is presented fairly in accordance with Australian Accounting Standard AASB 1039: Concise Financial Reports.

We formed our audit opinion on the basis of these procedures, which included:

•	testing that the information included in the concise financial report is consistent with the information in the full financial report, and

•	examining, on a test basis, information to provide evidence supporting the amounts, and other disclosures in the concise financial report which were not directly derived from the full financial report.

Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the concise financial report.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

PricewaterhouseCoopers

MELBOURNE
T GOLDSMITH PARTNER	28 FEBRUARY 2006

Liability limited by a scheme approved under Professional Standards Legislation

ALUMINA LIMITED

ABN 85 004 820 419

Registered Corporate Head Office

Level 12, IBM Centre 60 City Road

Southbank Victoria 3006 Australia

GPO Box 5411

Melbourne Victoria 3001 Australia

Telephone +61 (0)3 8699 2600

Facsimile +61 (0)3 8699 2699

Website www.aluminalimited.com

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Facsimile +61 (0)3 9473 2500

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